1053092

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026442

REGISTRANT'S NAME Credit Suisse First Boston

*CURRENT ADDRESS ____________________

PROCESSED
APR 11 2002
THOMSON FINANCIAL

**FORMER NAME ____________________

**NEW ADDRESS ____________________

FILE NO. 82- 4705   FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 1-22-02

82-4705

02 JAN 22 AM 8:25

ARS
12-31-01

CREDIT SUISSE FIRST BOSTON INFORMATION STATEMENT

May 8, 2001

CREDIT SUISSE | FIRST BOSTON

CREDIT SUISSE | ASSET MANAGEMENT

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Credit Suisse First Boston, a Swiss bank (the "Bank"), prepares its consolidated financial statements in Swiss francs. Solely for your convenience, this Credit Suisse First Boston Information Statement (the "Information Statement") contains translations of certain Swiss franc amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the exchange rate used in (a) certain Swiss franc amounts used in consolidated balance sheet data as of December 31, 2000 have been translated into U.S. dollars at an exchange rate of CHF 1.63 = USD 1.00, representing the exchange rate prevailing in the Swiss foreign exchange market on December 29, 2000 for the purchase of U.S. dollars for Swiss francs (the "December 31, 2000 Exchange Rate") and (b) certain Swiss franc amounts used in consolidated income statement data for the year ended December 31, 2000 have been translated into U.S. dollars at an exchange rate of CHF 1.67 = USD 1.00, representing the average of daily exchange rates prevailing in the Swiss foreign exchange market on each day in 2000 for the purchase of U.S. dollars for Swiss francs (the "2000 Average Exchange Rate").

The exchange rate on May 8, 2001 in the Swiss foreign exchange market for the purchase of U.S. dollars for Swiss francs was CHF 1.74 = USD 1.00. We make no representation that Swiss francs have been, could have been, or could be, converted into U.S. dollars at the rates indicated or at any other rate.

The historical audited financial statements for the Bank as of and for the years ended December 31, 2000, 1999 and 1998 are referred to collectively as the "Annual Financial Statements". The 2000 Annual Financial Statements are included in Annex I to this Information Statement. Excerpts from the 1999 and 1998 Annual Financial Statements are included in Annex II to this Information Statement. The Annual Financial Statements have been prepared in accordance with Swiss accounting rules for banks ("Swiss GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). For a summary of certain significant differences between Swiss GAAP and U.S. GAAP as they relate to the Bank, we refer you to "Summary of Significant Differences between Swiss GAAP and U.S. GAAP".

Unless the context otherwise requires, references herein to "we", "us" and "our" refer to the Bank together with its consolidated subsidiaries.

All references to 2000, 1999 and 1998 refer to our fiscal year ended, or the date, as the context requires, December 31, 2000, December 31, 1999 and December 31, 1998, respectively.

References herein to "CHF" are to Swiss francs, references to "dollars", "U.S.$", "USD" and "$" are to United States dollars, and references to "Yen" are to the currency of Japan.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We or our affiliates, including Credit Suisse First Boston (USA), Inc. ("CSFB USA"), may from time to time make written or oral forward-looking statements, including in this Information Statement, in filings with Swiss regulators or the U.S. Securities and Exchange Commission (the "Commission"), in reports to shareholders and in other communications. Examples of such forward-looking statements include, but are not limited to (a) statements of our plans, objectives or goals; (b) statements of future economic performance or prospects; (c) statements expressing the potential effect on future performance of certain contingencies; and (d) assumptions underlying any such statements. Words such as "believes", "anticipates", "expects", "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described in forward-looking statements will not be achieved. We caution you that a number of important factors, including those discussed elsewhere herein and in our affiliates' public filings, reports and in other communications, could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

- inflation and interest rate, market and monetary fluctuations;
- the effects of, and changes in, fiscal, monetary, trade and tax policies;
- the effects of competition in the geographic and business areas in which we conduct our operations;
- the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;
- the effects of changes in laws, regulations or accounting policies or practices;
- the ability to increase market share and control expenses;
- actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
- the timely development and acceptance of our new products and services and the perception of users of the overall value of these products and services;
- the ability to retain and recruit qualified personnel;
- political and social developments, including war, civil unrest or terrorist activity;
- acquisitions, including the ability to integrate acquired business successfully;
- technological changes;
- the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; and
- our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When relying on forward-looking statements to make decisions with respect to us, you should carefully consider the foregoing factors and other uncertainties and events.

General

Credit Suisse First Boston is a Swiss bank and is one of the largest banking institutions in the world, with total consolidated assets of approximately CHF 674 billion (USD 413 billion) and total consolidated shareholder's equity of approximately CHF 29 billion (USD 18 billion), in each case, at December 31, 2000. As a leading global investment bank, the Bank provides a wide range of financial services from locations around the globe to institutional, corporate, government and individual clients worldwide. The Bank was established on July 5, 1856 and registered in the Commercial Register of the Canton of Zurich on April 27, 1883 for an unlimited duration under the name of Schweizerische Kreditanstalt. The Bank's name was changed to Credit Suisse First Boston on December 11, 1996 (by entry in the commercial register). The Bank is a joint stock corporation established under Swiss law. The Bank's registered head office is in Zurich, and it has additional executive offices and principal branches located in London, New York, Hong Kong, Singapore and Tokyo. The Bank employed approximately 30,470 people at December 31, 2000.

Credit Suisse Group, which owns 100% of the voting shares of the Bank, is principally composed of eight business units. The Bank principally consists of two of these business units, CREDIT SUISSE FIRST BOSTON ("CSFB") and CREDIT SUISSE ASSET MANAGEMENT ("CSAM"). CSFB is a leading global investment bank, providing financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world. CSAM is a global asset manager serving institutional, mutual fund, and private investors, providing quality international asset management through domestic operations. For a description of the other Credit Suisse Group business units, we refer you to "Relationship Between the Bank and Credit Suisse Group".

On November 3, 2000, Credit Suisse Group acquired Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), a leading integrated investment and merchant bank serving institutional, corporate and individual clients, and DLJ became a wholly-owned subsidiary of the Bank. Credit Suisse First Boston Corporation, one of CSFB's principal U.S. registered broker-dealers, became a subsidiary of DLJ, and DLJ changed its name to Credit Suisse First Boston (USA), Inc. The business activities of DLJ have been integrated into the operations of CSFB and CSAM.

As a result of the business combination with DLJ, CSFB changed its organizational structure and began to operate and manage its business through four principal operating divisions:

- Equity Division, which is active in sales, trading and research in equity and equity-linked products, including listed and over-the-counter derivative and risk management products, and securities lending and borrowing;
- Investment Banking Division, or IBD, which serves a broad range of users and suppliers of capital, provides financial advisory, securities underwriting and placement services and, through its Private Equity Group, makes privately negotiated equity and merchant banking investments;
- Fixed Income Division, or FID, which is active in fixed income trading, including foreign exchange and precious metals trading, and derivative and risk management products; and
- Financial Services Division, which primarily includes the operations of Pershing, consisting of a correspondent and prime brokerage, CSFB*direct*, an online discount broker, and Private Client Services, a financial advisory business serving middle-market investors.

CSAM's asset management business includes Warburg Pincus Asset Management, which was acquired in 1999. Immediately following the DLJ acquisition, DLJ transferred all of its shares in DLJ Asset Management Group, Inc. ("DLJAM"), an indirect wholly-owned subsidiary of DLJ, to CSAM, which added an additional CHF 48 billion (USD 29 billion) of assets under management at December 31, 2000.

As of October 30, 2000, DLJAM had USD 34 billion of assets under management (CHF 55.4 billion determined at the December 31, 2000 Exchange Rate of CHF 1.63 = USD 1.00).

The Bank is not dependent for its existence on any patents or license agreements that are of significance for the business or results of the Bank. The purpose of the Bank is set forth in its Articles of Association, of which all clauses correspond to the legal provisions, and is described under "The Bank".

The Bank's registered head office is located at Uetlibergstrasse 231, CH-8045, Zurich, Switzerland, and its telephone number is 41-1-333-5555. The London branch is located at One Cabot Square, London E14 4QR, England, and its telephone number is 44-207-888-8888. The New York branch is located at Eleven Madison Avenue, New York, New York 10010-3629, and its telephone number is 1-212-325-2000.

Recent Developments

On March 26, 2001, the Bank (through it subsidiary, Credit Suisse First Boston, Inc.), announced its intention to acquire for $4.00 per share the 18,400,000 shares of CSFB USA non-voting common stock, par value $0.10 per share ("CSFB*direct* Common Stock"), owned by the public. The $4.00 per share price represents a premium of 60% over the closing price of CSFB*direct* Common Stock on the New York Stock Exchange on March 23, 2001. The proposed transaction is subject to the approval of the board of directors of CSFB USA and the negotiation and execution of definitive documentation. CSFB*direct* Common Stock was issued on May 28, 1999 in an initial public offering and tracks the separate performance of the online discount brokerage and related investment services business of CSFB USA.

For further information about CSFB USA, we refer you to the information filed with the Commission, including any future filings CSFB USA makes with the Commission. CFSB USA's Annual Report on Form 10-K for the year ended December 31, 2000, was filed with the Commission and includes the audited consolidated financial statements of CSFB USA.

RELATIONSHIP BETWEEN THE BANK AND CREDIT SUISSE GROUP

The Bank is part of Credit Suisse Group, a global financial services company domiciled in Switzerland. Active in all major financial centers worldwide, Credit Suisse Group operates a decentralized management structure based on eight business units, each targeting the requirements of specific customer groups and market segments. Through these business units, Credit Suisse Group engages in financial services, private banking, investment banking and asset management. With its conventional distribution channels, Credit Suisse Group also offers a wide range of e-commerce business solutions across all its business units.

The following chart illustrates the structure of Credit Suisse Group.


CREDIT SUISSE GROUP
CREDIT SUISSE FINANCIAL SERVICES
A leading provider of comprehensive financial services in Europe and other select markets
winterthur
Non-life insurance solutions for individual and corporate clients worldwide
winterthur
Life and pension solutions for private and corporate clients worldwide
CREDIT SUISSE BANKING
A Swiss bank for private and corporate clients
CREDIT SUISSE PERSONAL FINANCE
Financial services for affluent investors in Europe
CREDIT SUISSE e-BUSINESS
Financial e-business services in Switzerland and Europe
CREDIT SUISSE PRIVATE BANKING
One of the world's leading private banks for high-net-worth individuals
CREDIT SUISSE FIRST BOSTON
A leading global investment banking firm serving institutional, corporate, government and individual clients
CREDIT SUISSE ASSET MANAGEMENT
A leading global asset manager for institutional, mutual fund and private investors

Credit Suisse Financial Services provides comprehensive financial services, including insurance, banking and investment products, primarily to retail and affluent clients in Switzerland, Europe and other select markets through an integrated multi-channel distribution network and sophisticated information technology and operational capabilities. The business units of Credit Suisse Financial Services include:

- Winterthur Insurance, Credit Suisse Group's non-life insurance provider;
- Winterthur Life & Pensions, Credit Suisse Group's life insurance and pensions provider;
- Credit Suisse Banking, a leading retail and commercial bank in Switzerland;
- Credit Suisse Personal Finance, through which Credit Suisse Group offers its own and third-party financial services products to affluent investors in Europe outside Switzerland; and
- Credit Suisse e-Business, which provides innovative e-business solutions to other business units, as well as electronic brokerage and related services.

Credit Suisse Private Banking is one of the world's largest private banking organizations with offices in Switzerland and numerous international markets. Credit Suisse Private Banking specializes in providing personal investment counseling and professional asset management services for a wealthy international clientele.

On March 7, 2001, the Bank paid a dividend of CHF 10 million to Credit Suisse Group. On March 3, 2000, the Bank paid a dividend of CHF 1,322 million to Credit Suisse Group.

A summary of dividends and net profit/(loss) per share of the Bank's equity securities for its five most recent fiscal years is set forth below.

	For Years Ended December 31, (in CHF)				
Per share[1] issued	2000	1999	1998	1997	1996
Dividend	0.23	39.61	7.35	27.00	—
Consolidated net profit/(loss) (after minority interests)	9.39	57.36	(31.28)	38.56	(79.34)

(1) Bearer shares and registered shares of CHF 100 nominal value each. As of December 31, 2000, the Bank's total share capital consisted of 15,316,000 bearer shares and 28,680,652 registered shares.

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth, as of December 31, 2000, the consolidated capitalization of the Bank. This table should be read in conjunction with the information included under the heading "Selected Consolidated Financial Information."

	December 31, 2000	
	(in CHF millions)	(in USD millions)[1]
Due to banks	372,019	228,233
Due to non-bank customers	110,099	67,545
Bonds and mortgage-backed bonds	46,601	28,590
Other liabilities	116,078	71,213
Total liabilities	644,797	395,581
Equity capital and reserves (including minority interests)[2]	29,280	17,963
Total capitalization	674,077	413,544

(1) Translation of Swiss Francs into U.S. dollars has been made at the rate of CHF 1.63 = USD $1.00 (the December 31, 2000 Exchange Rate). We provide this translation solely for your convenience.

(2) At meetings of the Bank's shareholders, each share is entitled to one vote. The shares of the Bank are not listed on any stock exchange. The Bank has no warrants or convertible rights on its own shares outstanding. The Bank increased its share capital by CHF 1.063 billion, which occurred as of November 3, 2000, in connection with the DLJ acquisition. As of December 31, 2000, the Bank's total share capital was CHF 4,399,665,200 consisting of 15,316,000 bearer shares, with a nominal value of CHF 100 per share, and 28,680,652 registered shares, with a nominal value of CHF 100 per share.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information as of and for the years ended December 31, 2000, December 31, 1999 and December 31, 1998 has been derived from the Annual Financial Statements. The Annual Financial Statements have been prepared in accordance with Swiss GAAP, which differ in certain significant respects from U.S. GAAP. For a summary of certain significant differences between Swiss GAAP and U.S. GAAP as they relate to the Bank, we refer you to "Summary of Significant Differences Between Swiss GAAP and U.S. GAAP". There has been no material adverse change in the financial condition of the Bank since December 31, 2000. Since the Bank's establishment, there have been no material interruptions in its overall business activities.

Consolidated Income Statement of the Bank

	Years Ended December 31,			
	2000		1999	1998
	(in CHF millions)	(in USD millions)(1)	(in CHF millions)	(in CHF millions)
Results from Interest Business				
Interest and discount income	24,855	14,883	14,691(2)(3)	14,542
Interest and dividend income from trading portfolio	5,791	3,468	4,092	5,530
Interest and dividend income from financial investments	249	149	232(3)	228
Interest expense	(29,160)	(17,461)	(16,715)(2)	(17,897)
Net Interest Income	1,735	1,039	2,300	2,403
Results from Commission and Service Fee Activities				
Commission income from lending activities	613	367	493	235
Commissions from securities and investment transactions	11,482	6,875	7,095	4,928
Commission from other services	218	131	37	13
Commissions expense	(688)	(412)	(529)	(204)
Net Commission and Service Fee Income	11,625	6,961	7,096	4,972
Net Trading Income	7,726	4,626	5,791	1,603
Other Ordinary Income				
Income from the sale of financial investments	534	320	354	248
Income from investments in participations	124	74	52	29
of which from participations valued according to the equity method	*117*	*70*	*46*	*22*
of which from other non-consolidated participations	*7*	*4*	*6*	*7*
Real estate income	37	22	11	29
Sundry ordinary income	267	160	228	155
Sundry ordinary expenses	(468)	(280)	(479)	(162)
Net Other Ordinary Income	494	296	166	299
Net Operating Income	21,580	12,922	15,353	9,277
Operating Expenses				
Personnel expenses	(13,604)	(8,146)	(8,787)	(5,932)
Other operating expenses	(3,505)	(2,099)	(2,573)	(2,079)
Total Operating Expenses	(17,109)	(10,245)	(11,360)	(8,011)
Gross Operating Profit	4,471	2,677	3,993	1,266
Depreciation and write-downs on non-current assets	(1,115)	(668)	(611)	(352)
Valuation adjustments, provisions and losses	(953)	(571)	(835)	(1,871)
Total Depreciation and Valuation Adjustments	(2,068)	1,238	(1,446)	(2,223)
Consolidated Profit/(Loss) before extraordinary items and taxes	2,403	1,439	2,547	(957)
Taxes on profit/(loss) before extraordinary items	(763)	(457)	(580)	(80)
Consolidated Net Profit/(Loss) before extraordinary items and related taxes	1,640	982	1,967	(1,037)
Extraordinary items, net of related taxes	1,100	659	(23)	41
Consolidated Net Profit/(Loss)	540	323	1,944	(996)
of which minority interests	*127*	*76*	*30*	*24*
Consolidated Net Profit/(Loss) (after minority interests)	413	247	1,914	(1,020)

(1) Translation of Swiss francs into U.S. dollars has been made at the rate of CHF 1.67 = USD 1.00, the 2000 Average Exchange Rate. We provide this translation solely for your convenience.

(2) Interest income and expense have each been restated by CHF 2,242 to conform to the current presentation.

(3) CHF 185 million has been reclassified from interest and dividend income from financial investments to interest and dividend income to conform to the current presentation.

Consolidated Balance Sheet of the Bank

	As of December 31,			
	2000		1999	1998
	(in CHF millions)	(in USD millions)[1]	(in CHF millions)	(in CHF millions)
Assets				
Cash	1,326	813	1,209	1,179
Money market paper	26,365	16,175	22,894	18,864
Due from banks	246,589	151,282	170,156	139,996
of which securities lending and reverse repurchase agreements	*208,094*	*127,665*	*134,406*	*78,303*
Due from customers	93,861	57,583	56,736	62,936
of which securities lending and reverse repurchase agreements	*23,087*	*14,164*	*23,783*	*28,634*
Mortgages	19,277	11,826	7,356	7,246
Securities and precious metals trading portfolios	192,447	118,066	122,837	100,964
Financial investments	10,236	6,280	6,801	10,194
Non-consolidated participations	1,078	661	1,017	445
Tangible fixed assets	5,958	3,655	4,831	4,541
Intangible assets	18,923	11,609	1,994	579
Accrued income and prepaid expenses	9,477	5,814	5,953	6,882
Other assets	48,540	29,779	43,365	49,876
of which replacement value of derivatives	*44,107*	*27,060*	*39,298*	*46,385*
TOTAL ASSETS	674,077	413,544	445,149	403,702
Total subordinated claims	995	610	1,727	2,957
Total due from non-consolidated participations and qualified shareholders	990	607	1,229	243
Liabilities and Shareholder's Equity				
Liabilities in respect of money market paper	30,554	18,745	30,127	19,935
Due to banks	372,019	228,233	223,626	186,722
of which securities borrowing and repurchase agreements	*131,740*	*80,822*	*67,155*	*74,918*
Due to customers, savings and investment deposits	1,338	821	1,693	2,034
Due to customers, other deposits	108,761	66,725	76,833	85,316
of which securities borrowing and repurchase agreements	*37,864*	*23,229*	*31,493*	*29,844*
Bonds and mortgage-backed bonds	46,601	28,590	35,872	34,877
Accrued expenses and deferred income	24,123	14,799	10,979	9,237
Other liabilities	56,841	34,871	49,540	53,453
of which replacement value of derivatives	*50,079*	*30,723*	*40,953*	*49,502*
Valuation adjustments and provisions	4,560	2,798	2,500	1,780
Total liabilities	644,797	395,781	431,170	393,354
Shareholder's equity				
Reserve against general banking risks	—	—	—	—
Share capital	4,400	2,699	3,337	3,260
Capital reserves	13,443	8,248	5,888	5,268
Retained earnings	615	377	527	1,123
Minority interests in shareholder's equity	10,282	6,308	2,283	1,693
Consolidated net profit/(loss)	540	331	1,944	(996)
of which minority interests	*127*	*78*	*30*	*24*
Total shareholder's equity	29,280	17,963	13,979	10,348
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	674,077	413,544	445,149	403,702
Total subordinated liabilities	15,466	9,488	14,416	13,263
Total liabilities due to non-consolidated participations and qualified shareholders	1,706	1,047	845	1,159

(1) Translation of Swiss francs into U.S. dollars has been made at the rate of CHF 1.63 = USD 1.00, the December 31, 2000 Exchange Rate. We provide this translation solely for your convenience.

Capital Adequacy:

	As of December 31,			
	2000		1999	1998
	(in CHF millions except percentages)	(in USD millions[1] except percentages)	(in CHF millions except percentages)	(in CHF millions except percentages)
Tier 1 capital[2]	17,595	10,794	10,777	9,529
Total capital[2]	28,582	17,535	19,476	17,446
BIS Tier 1 ratio[3]	13.6%	13.6%	9.9%	8.4%
BIS total capital ratio[4]	22.2%	22.2%	17.9%	15.4%

(1) Translation of Swiss francs into U.S. dollars has been made at the rate of CHF 1.63 = USD 1.00, the December 31, 2000 Exchange Rate. We provide this translation solely for your convenience.

(2) Calculated on a consolidated basis pursuant to Swiss banking law and regulations. Core capital includes (a) CHF 222 million (CHF 204 million in 1999 and nil in 1998) relating to perpetual non-cumulative non-voting preferred shares issued by a subsidiary and sold to unaffiliated investors, (b) CHF 937 million (nil in 1999 and nil in 1998) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group, (c) CHF 1,675 million (CHF 1,638 million in 1999 and CHF 1,409 million in 1998) relating to perpetual non-cumulative non-voting preferred shares held by Credit Suisse Group as direct investments in subsidiaries of the Bank and (d) CHF 6,825 million (nil in 1999 and nil in 1998) relating to ownership interests held by subsidiaries of Credit Suisse Group as direct investment in subsidiaries of the Bank. Core capital for 2000 includes CHF 1,102 million of innovative Tier 1 instruments.

(3) Tier 1 capital (consisting primarily of shareholder's equity) as a percentage of the Bank's risk-weighted assets, calculated on a consolidated basis in accordance with the recommendations (the "Basle Recommendations") of the Basle Committee on Banking Supervision of the Bank for International Settlements ("BIS").

(4) Total capital as a percentage of the Bank's risk-weighted assets, calculated on a consolidated basis in accordance with the Basle Recommendations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

On November 3, 2000, CSFB USA, formerly known as Donaldson, Lufkin & Jenrette, Inc., was acquired by Credit Suisse Group and became an indirect wholly-owned subsidiary of the Bank. The following unaudited pro forma combined condensed income statement of the Bank for the year ended December 31, 2000 presents results for the Bank as if the acquisition of DLJ had occurred on January 1, 2000. The unaudited pro forma condensed consolidated income statement is based on the historical results of operations of the Bank for the year ended December 31, 2000 and of DLJ for the ten months ended October 31, 2000. The unaudited pro forma combined condensed consolidated income statement should be read in conjunction with the audited Annual Financial Statements of the Bank included in Annex I and Annex II to this Information Statement and the audited consolidated financial statements of CSFB USA and notes thereto included in its Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Commission.

This information is presented for illustrative purposes only. The unaudited pro forma combined condensed consolidated income statement does not purport to represent what the Bank's results of operations actually would have been had the acquisition in fact occurred on January 1, 2000, or to project the Bank's results of operations for any future date or period. The pro forma adjustments are based on currently available information and certain assumptions that the Bank currently believes are reasonable in the circumstances.

	For the Years Ended December 31, 2000 (Unaudited) (in CHF millions)			
	Credit Suisse First Boston	DLJ		
	Historical Year Ended December 31, 2000 (Swiss GAAP)	For the Ten Months Ended October 31, 2000[1]	Pro Forma Adjustments	Pro Forma Combined
Result from Interest Business				
Interest and discount income	24,855	2,401	—	27,256
Interest and dividend income from trading portfolio	5,791	2,531	—	8,322
Interest and dividend income from financial investments	249	154	—	403
Interest expense	(29,160)	(3,970)	(896)[2]	(34,026)
Net Interest Income	1,735	1,116	(896)	1,955
Result from Commission and Service Fee Activities				
Commission income from lending activities	613	8	—	621
Commissions from securities and investment transactions	11,482	5,229	—	16,711
Commissions from other services	218	728	—	946
Commission expense	(688)	(140)	—	(828)
Net Commission and Service Fee Income	11,625	5,825	—	17,450
Net Trading Income	7,726	947	—	8,673
Other Ordinary Income				
Income from the sale of financial investments	534	201	—	735
Income from investment in participations	124	—	—	124
of which from participations valued according to the equity method	*117*	—	—	*117*
of which from other non-consolidated participations	*7*	—	—	*7*
Real estate income	37	—	—	37
Sundry ordinary income	267	96	(175)[3]	188
Sundry ordinary expenses	(468)	—	—	(468)
Net Other Ordinary Income	494	297	(175)	616
Net Operating Income	21,580	8,185	(1,071)	28,694
Operating Expenses				
Personnel expenses	(13,604)	(5,320)	(776)[4]	(19,700)
Other operating expenses	(3,505)	(2,801)	—	(6,306)
Total Operating Expenses	(17,109)	(8,121)	(776)	(26,006)
Gross Operating Profit	4,471	64	(1,847)	2,688
Depreciation and write-downs on non-current assets	(1,115)	(190)	(1,139)[5]	(2,444)
Valuation adjustments, provisions and losses	(953)	(48)		(1,001)
Total Depreciation and Valuation Adjustments	(2,068)	(238)	(1,139)	(3,445)
Consolidated Profit/(Loss) before extraordinary items and taxes	2,403	(174)	(2,986)	(757)
Extraordinary income	14	—	—	14
Extraordinary expenses	(1,541)	(20)	—	(1,561)
Taxes	(336)	68	865 [6]	597
Consolidated Total Net Profit/(Loss)	540	(126)	(2,121)	(1,707)
Minority interests	127	—	—	127
Consolidated Net Profit/(Loss) (after minority interests)	413	(126)	(2,121)	(1,834)

(1) Represents the results of operations of DLJ for the ten months ended October 31, 2000, and translated into Swiss francs from U.S. dollars at the rate of CHF 1.67 = USD 1.00, representing the average of the daily exchange rate prevailing in the U.S. foreign exchange market on each day in 2000 for the purchase of Swiss francs for U.S. dollars.

(2) Represents additional interest expense on debt issued to finance the acquisition of DLJ for the ten months ended October 31, 2000 to give effect to the DLJ acquisition as of January 1, 2000.

(3) Represents the reversal under Swiss GAAP, which requires financial investments to be recorded at the lower of cost or fair value, of unrealized gains on DLJ private equity investments, which were accounted for at fair value under U.S. GAAP.

(4) Represents retention payments and similar compensation expenses to former DLJ employees for the ten months ended October 31, 2000 to give effect to the DLJ acquisition as of January 1, 2000. The primary component of this expense is related to the USD 1.2 billion grant to former DLJ employees of Credit Suisse Group shares, which vest over a three-year period.

(5) Represents amortization of goodwill and certain identifiable intangible assets for the ten months ended October 31, 2000 to give effect to the DLJ acquisition as of January 1, 2000.

(6) Represents the income tax effects of the above pro forma adjustments at a statutory tax rate of 35%.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, the information set forth under the caption "Selected Consolidated Financial Information" herein and the Annual Financial Statements included in the Bank's Annual Report for 2000, which constitutes Annex I to this Information Statement, and the Annual Financial Statements included in the excerpts from the Bank's Annual Reports for 1999 and 1998, which constitutes Annex II to this Information Statement. The Annual Financial Statements have been prepared in accordance with Swiss GAAP, which differ in certain significant respects from U.S. GAAP. For a summary of certain significant differences between Swiss GAAP and U.S. GAAP as they relate to the Bank, see "Summary of Significant Differences Between Swiss GAAP and U.S. GAAP". Financial data for the Bank and the CSFB and CSAM business units of the Bank presented below have been prepared in accordance with Swiss GAAP, modified as described below under "—Presentation of CSFB and CSAM Operating and Financial Reviews."

Overview

The Bank is a Swiss bank and is one of the largest banking institutions in the world, with total consolidated assets of approximately CHF 674 billion (USD 414 billion) and total consolidated shareholder's equity of approximately CHF 29 billion (USD 18 billion), in each case, at December 31, 2000. As a leading global investment bank, the Bank provides a wide range of financial services from locations around the globe to institutional, corporate, government and individual clients worldwide.

The Bank principally consists of two business units, CSFB and CSAM. CSFB is a global investment bank, providing financial advisory and capital raising services, sales and trading and financial products for users and suppliers of capital around the world. CSAM is a global asset manager serving institutional, mutual fund and private investors, providing quality international management through domestic operations. In addition to the CSFB and CSAM business units, the Bank maintains a real estate division (which is unrelated to CSFB's real estate business) on behalf of Credit Suisse Group. Unlike the CSFB and CSAM business units, the real estate division does not engage in business activities, but rather serves as a means of tracking the revenues and related costs in connection with the rental of real estate owned by the Bank but used by other entities within Credit Suisse Group.

The Bank faces intense competition from various types of firms, in all aspects of its business and throughout the world. The types of firms with which it competes include brokers and dealers in securities and commodities, investment banking firms, commercial banks, merchant banks, asset management entities and other firms offering financial services. Certain of the firms with which the Bank competes have greater capital and other resources than the Bank. Competition is expected to increase as a result of recent legislation and regulatory initiatives in the United States that permit commercial banks and other financial services firms to enter markets that have historically been dominated by investment banks and securities firms. In addition, global consolidation in the financial services industry continues to increase competition from large diversified financial services companies with global operations. Such competition affects the Bank's ability to attract and retain highly skilled employees, to attract and retain clients and assets by providing quality investment performance and a wide range of financial products, services and advice and to maintain profits and profit margins.

In addition, the types of activities in which the Bank engages are subject to various risks, including defaults or moratoriums by sovereign and corporate borrowers, volatile trading markets, currency risk, national economic and political risk, fluctuations in the volume of market activity and technological changes and events. Because of these factors, the Bank's results of operations may be subject to wide fluctuations.

Global market and economic conditions were generally strong in the first half of 2000, leading to increased mergers and acquisitions and increased primary and secondary equity capital markets activity. The global economy slowed in the second half of the year as interest rates rose in the United States and Europe in response to inflationary pressures, including rising energy prices. The economic slowdown in the United States led to market uncertainty, a decline in the major stock indices and a decline in capital markets transactions, particularly in the technology sector, which had been a significant contributor to results in 1999 and early 2000. By the end of the year, many of the key market indices around the world had declined compared to 1999. Fixed income markets were adversely affected by rising interest rates, widening credit spreads and a decline in new debt issues and secondary market activity. Market and economic conditions in Europe were relatively stable in the first half of 2000, but interest rate increases by the European Central Bank and the Bank of England throughout the year caused uncertainty as to growth prospects and a decline in market conditions in the second half of the year. Market conditions in Asia were generally adversely affected by a decline in global economic growth.

To date, this adverse operating environment in the financial markets, particularly in mergers and acquisitions and equity capital markets, has continued.

Our gross operating profit was CHF 4,471 million (USD 2,677 million) in 2000, an increase of CHF 478 million or 12% from 1999. Our net profit for the year (including minority interests) was CHF 540 million (USD 323 million), a decrease of CHF 1,404 million or 72% from 1999, primarily due to restructuring and other merger-related costs relating to the acquisition of DLJ.

We had net operating income of CHF 21,580 million (USD 12,922 million) in 2000, compared with CHF 15,353 million in 1999, an increase of 41%. This reflects a significant rise in net commission and service fee income (by CHF 4,529 million (USD 2,712 million) or 64%) and net trading income (by CHF 1,935 million (USD 1,159 million) or 33%). The increase in net commission and service fee income was principally a result of market share gains and favorable market conditions in sales and trading of equity and equity-related securities and higher global mergers and acquisitions activity, as well as record operating income from CSAM. The increase in trading income was primarily due to particularly favorable equity markets in the first half of 2000.

Our total operating expenses in 2000 increased by CHF 5,749 million (USD 3,443 million) or 51%. Personnel expenses rose by 55% on the year and accounted for approximately 84% of the increase in total operating expenses. The increase in personnel expenses principally reflected higher compensation levels as a result of the significantly increased revenues, increased headcount as a result of the acquisition of DLJ and the amortization of retention awards provided to DLJ staff. Other operating expenses increased by 36% in 1999.

We recorded valuation adjustments, provisions and losses of CHF 953 million (USD 571 million) in 2000, a 14% increase from 1999 largely due to provisions for the proprietary real estate investment group positions subject to planned disposition and additional provisions in connection with a litigation settlement agreement.

Our return on book equity, calculated on the basis of consolidated net profit/(loss) after ordinary taxes and before extraordinary items, was 9% in 2000, as compared with 16% in 1999. Calculated on the basis of consolidated net profit/(loss) after extraordinary items and minority interests, return on book equity was 2% in 2000 compared with 16% in 1999.

We improved our strong capital position in 2000 through our strategic growth of customer-driven business involving less capital and risk. Our risk-weighted total capital ratio increased from 17.9% at the end of 1999 to 22.2% at the end of 2000, and our risk-weighted core capital ratio (BIS Tier 1) increased from 9.9% at the end of 1999 to 13.6% at the end of 2000.

Presentation of CSFB and CSAM Operating and Financial Reviews

Substantially all of our activities are carried out by the CSFB and CSAM business units. The following sections discuss the results of operations for these two business units. You should note, however, that our consolidated financial statements include financial data that is not reflected in the financial information of either of these business units.

The assets, liabilities and results of operations of the real estate business unit that we maintain on behalf of Credit Suisse Group are included in our assets, liabilities and results of operations but not in those of either the CSFB or CSAM business units. Further, there are certain assets, liabilities and results of operations that are associated with activities that we legally support, but which are not part of the business of the CSFB or CSAM business units. These assets, liabilities and results of operations are included in our financial statements but are not reflected in the business unit financial information. On the other hand, certain other assets, liabilities and results of operations that are associated with the business of CSFB and CSAM are not part of the business that we and our consolidated subsidiaries conduct. These assets, liabilities and results of operations are not included in our consolidated financial statements but are reflected in the business unit financial information. The extent to which activities of this kind give rise to differences between our aggregate assets, liabilities and results of operations and those of the business units can be considerable. For example, our total operating income does not include revenues relating to private equity activities that are part of the CFSB business unit and included in the CSFB business unit operating results but which are booked for fiscal purposes at the Credit Suisse Group level. In addition, we incur various costs that support Credit Suisse Group activities that are not associated with the CSFB or CSAM business units. A number of other factors also contribute to differences between our financial data and aggregate business unit data in any given year. Our Annual Reports for 2000, 1999 and 1998 set forth adjustments to the business unit financial information that are necessary to reconcile the financial statements as of and for the years ended December 31, 2000, 1999 and 1998 for CSFB, CSAM and the real estate division to our corresponding financial statements. As a result, with respect to any given line item, the sum of the CSFB and CSAM business unit financial data presented below does not necessarily equal, and may differ significantly from, the totals appearing in our financial information presented elsewhere in this Information Statement. You should bear this in mind when reviewing the financial data for the CSFB and CSAM business units. We refer you to the Annual Financial Statements included in Annex I and Annex II to this Information Statement.

Financial data presented below for the CSFB and CSAM business units have been prepared in accordance with Swiss GAAP with the following modifications: (a) execution, clearing and brokerage costs have been classified as an expense rather than a reduction of revenues; and (b) revenues and interest costs have been allocated to divisional results based on our internal management reporting process.

Operating and Financial Review—CSFB Business Unit

CSFB is a leading global investment banking firm serving institutional, corporate, government and individual clients. CSFB's operating income consists primarily of realized and unrealized net trading gains, net interest income from trading and lending activities, fee-based earnings from capital market activities, commissions on customer transactions and fees from financial advisory services.

CSFB operates through four separate divisions: Equity, Investment Banking, Fixed Income and Financial Services. In addition, the results of certain non-core activities are recorded within Other operating income. The following discussion of CSFB's results of operations reflects the divisional structure as well as the inclusion of certain additional activities within Other.

DLJ became part of CSFB on November 3, 2000 as a result of the acquisition of DLJ by Credit Suisse Group. The results of operations of DLJ, after the date of acquisition, are included in the results for the year ended December 31, 2000. The results of certain asset management businesses of DLJ, which were transferred to CSAM on November 3, 2000, are included in CSAM's results of operations after the date of transfer.

In connection with the DLJ acquisition, during the fourth quarter of 2000, CSFB incurred certain charges relating to goodwill amortization, expenses associated with employee retention payments and interest expense related to funding the cost of the acquisition. CSFB did not incur any other restructuring or merger-related costs in connection with the acquisition. These costs were charged to Credit Suisse Group.

Although the amounts below are presented in Swiss francs, the U.S. dollar is the primary management currency of CSFB. For divisional reporting of operating income, equity capital market underwriting fees are shared between the Investment Banking and Equity Divisions and debt capital market underwriting fees are shared between the Investment Banking and Fixed Income Divisions.

CSFB measures performance based on operating return on equity and growth in market share/ranking. At December 31, 2000, operating return on equity was 21.8%, an increase of 2.2 percentage points over 1999.

	Years Ended December 31,		
	2000	1999	1998(1)
	(in CHF millions)		
Selected Financial and Statistical Data CSFB Business Unit (unaudited)			
Income Statement Data:			
Equity	8,477	4,786	2,366
Investment Banking(2)	6,148	3,453	3,306
Fixed Income	4,874	6,651	3,699
Financial Services(3)	447	—	—
Other	417	(358)	229
Operating Income	20,363	14,532	9,600
Personnel expenses	12,011	7,999	5,332
Other operating expenses	3,634	2,714	2,307
Operating Expenses	15,645	10,713	7,639
Gross Operating Profit	4,718	3,819	1,961
Depreciation and write-offs on non-current assets(4)	644	371	268
Valuation adjustments, provisions and losses	537	786	1,566
Profit Before Extraordinary Items And Taxes(4)	3,537	2,662	127
Extraordinary income/(expense) net	—	—	(66)
Profit Before Tax(4)	3,537	2,662	61
Taxes	925	715	221
Net Operating Profit/(Loss) Before Minority Interests(4)	2,612	1,947	(160)
Amortization of acquired intangible assets, net of tax and amortization of goodwill(5)	254	66	11
Net Profit/(Loss) Before Minority Interests	2,358	1,881	(171)
Minority interests	3	1	50
Net Profit/(Loss)	2,355	1,880	(221)
Other Data: Operating return on equity	21.8%	19.6%	(1.6)%

(1) The Fixed Income Division's results in 1998 include certain real estate activities that in the context of a reorganization in 1999 management decided would be moved to the real estate investment group as a part of a planned disposition process. The 2000 and 1999 results reflect the movement of the real estate businesses held for disposition from the Fixed Income Division to Other.

(2) Includes the results from the Private Equity Group.

(3) Includes the operations of Pershing and CSFB*direct* from November 3, 2000 to December 31, 2000.

(4) Excluding amortization of acquired intangible assets and amortization of goodwill.

(5) Tax impact of amortization of acquired intangible assets was CHF 42 million in 2000 and CHF 2 million in 1999.

In 1999, CSFB reorganized the real estate business in line with management's intention to reduce proprietary real estate exposures and to focus more on client-driven business. The reorganization identified those businesses, such as conduit lending, commercial mortgage-backed securities issuance and secondary trading and Japanese real estate, which would be continuing real estate products for CSFB. It also identified certain businesses to be moved to the real estate investment group as part of a planned disposition process. The 2000 and 1999 results have been presented to reflect the movement of the real estate business held for disposition from the Fixed Income Division into Other. Because management had not yet formulated the intention at the time, the Fixed Income Division's results in 1998 include this real estate business; the segregation of the results of this real estate business for 1998 would now be impracticable.

The 1999 and 1998 results of the Investment Banking Division and Other have been reclassified to reflect the inclusion in the Investment Banking Division of results from the Private Equity Group.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Operating income increased CHF 5,831 million or 40.1% in 2000. The increase was primarily due to a 77.1% increase in operating income from the Equity Division and a 78.0% increase in operating income from the Investment Banking Division, both of which benefited from strong markets in the first half of 2000.

The approximate geographic distribution of operating income for CSFB is set forth in the following table:

	Years Ended December 31,		
	2000	1999	1998[1]
North America	51%	42%	42%
Europe	36%	35%	48%
Asia/South America	13%	23%	10%

(1) Excluding Russia-related results. Including Russia-related losses, such percentages would be 53% for North America, 34% for Europe and 13% for Asia/South America.

The percentage of operating income from North America increased in 2000 due to the acquisition of DLJ and increased penetration into the U.S. equity primary issuance market, especially in the technology sector, which affected both the Investment Banking and Equity Divisions, and the U.S. mergers and acquisitions market. The percentage of operating income from Europe was relatively stable due to a significant increase in the equity customer business in line with increased in all geographic areas. The percentage of operating income from Asia/South America declined as operating income from CSFB's South American subsidiary, Banco de Investimentos Garantia, S.A. ("Garantia"), fell substantially compared to the significant trading gains associated with the Brazilian currency in 1999, and income from distressed debt trading, particularly in Asia, decreased significantly.

Equity operating income increased CHF 3,691 million or 77.1% in 2000. The Equity Division contributed the highest operating income of any division for the first time in 2000. This increase was primarily due to an approximate 85% increase in the cash customer business, principally brokerage and market-making activities, despite difficult market conditions in the technology sector during the second and fourth quarters. The cash customer business increased significantly in all regions but primarily in the United States, where CSFB, on a *pro forma* basis with DLJ, increased its equity rankings. Operating income from equity derivatives increased approximately 70% from 1999. This increase was primarily due to strong results in index arbitrage, convertible securities and over-the-counter equity derivatives. Equity operating income, including gross equity capital markets operating income, was CHF 9,758 million (USD 5,843 million) in 2000, CHF 4,236 million or 77% more than in 1999.

Investment Banking operating income increased CHF 2,695 million or 78.0% in 2000. The increase was primarily due to strong results in mergers and acquisitions globally, particularly in the Americas. Operating income from mergers and acquisitions increased by more than 89% to approximately CHF 3,010 million (USD 1,803 million) in 2000. Capital markets operating income increased approximately 73%. The increase was primarily from equity capital markets, which increased due to strong investor demand for equity. Operating income from debt capital markets was higher primarily because of increased market activity in the first half of 2000. Operating income from private placements, which more than doubled from the prior year, also contributed to higher results for the division. Operating income from the Private Equity Group of the Investment Banking Division increased CHF 247 million or 128.8% to CHF 437 million (USD 262 million). The increase was primarily attributable to the sale of an additional portion of a strategic investment, a larger portion of which was sold in 1998, and, to a lesser extent, the disposition of certain fund investments in the ordinary course of business, as well as recurring advisory income from proprietary global investment funds. Net interest income from corporate lending was 4.1% of total net operating income from Investment Banking in 2000 compared to 5.0% in 1999, reflecting the continued strategy implemented in 1997 to reallocate capital resources from developed markets corporate lending to other businesses. Investment Banking operating income, including gross debt and equity capital markets operating income, was CHF 7,734 million (USD 4,631 million) in 2000, CHF 3,321 million or 75% more than in 1999.

Fixed Income operating income decreased CHF 1,777 million or 26.7% in 2000. This decrease principally reflected difficult fixed-income markets characterized by lower volumes, volatility and widening credit spreads. An approximate 40% decline in emerging market results from the prior year's results contributed the largest absolute decline in the division. The distressed trading group also had a significant decline of approximately 116% from the strong results in 1999. Operating income from money markets and foreign exchange products each declined approximately 25%. These declines were partially offset by stronger results in other products, particularly credit products and interest rate products, which decreased only slightly in 2000 despite the challenging market conditions. The Fixed Income results were also affected by the continued risk reduction policies established by management in 1998 to reduce CSFB's overall risk profile following the economic collapse in Russia. Fixed Income operating income, including gross debt capital markets operating income, was CHF 5,096 million (USD 3,051 million) in 2000, CHF 1,671 million or 25% less than in 1999.

Other operating income improved CHF 775 million (USD 464 million) in 2000. Other operating income includes the results of investments and transactions that are not associated with any particular division and includes real estate portfolio held for disposition and unallocated interest income. CSFB had other contra-income of CHF 358 million (USD 214 million) in 1999. This was primarily the result of losses in 1999 related to the proprietary real estate group positions subject to planned disposition. As a result of the disposition of this real estate portfolio in 1999 and 2000, the size of this portfolio has been significantly reduced. As of December 31, 2000, this portfolio included approximately CHF 2.6 billion (USD 1.6 billion) of impaired assets after giving effect to write downs and aggregate provisions.

Operating expenses increased CHF 4,932 million or 46.0% in 2000. Personnel expenses increased CHF 4,012 million or 50.2% in 2000. This increase was primarily a result of higher incentive compensation and the associated payroll tax commensurate with CSFB's increased business activity and contribution, particularly in Equity and Investment Banking. The increase was also attributable to increased headcount, including personnel from DLJ, and continued commitment to invest in key areas. Additionally, the cost of certain retention arrangements for DLJ staff increased personnel expenses for the year. CSFB's ratio of compensation to operating income increased to 59.0% in 2000 from 55.0% in 1999 also reflected the decline in Fixed Income operating income in 2000 as well as an investment in building CSFB's customer businesses. Other operating expenses increased CHF 920 million or 33.9% in 2000. This was primarily due to the effect of the DLJ acquisition and increased costs associated with increased business activity. Volume sensitive costs such as travel, communications and technology increased due to increased personnel and increased business activity. Advertising costs and costs related to continued investment in support infrastructure also contributed to the increase in other operating expenses. Management has identified cost reductions for 2001.

Valuation adjustments, provisions and losses decreased CHF 249 million or 31.7% in 2000. While in total, provisions for the proprietary real estate investment group positions subject to planned disposition increased in 2000, valuation adjustments, provisions and losses decreased due to recoveries of assets previously written down due to the economic collapse of Russia in 1998. Including Russia, Asia and real estate businesses, CSFB charged CHF 910 million (representing the expected loss amount calculated on a credit-plus-risk management approach) against income in 2000. Valuation adjustments, provisions and losses also included higher litigation provisions as well as amounts related to other credit-sensitive operations. At December 31, 2000 and 1999, CSFB's credit reserves related to Russia totaled approximately CHF 271 million (USD 166 million) and CHF 1,264 million, respectively. At December 31, 2000 and 1999, CSFB's credit reserves related to the proprietary real estate business totaled approximately CHF 893 million (USD 548 million) and CHF 160 million, respectively. CSFB also has substantial credit reserves related to loans outstanding in Asia. These reserves totaled approximately CHF 512 million (USD 314 million) at December 31, 2000 and CHF 657 million at December 31, 1999.

CSFB's effective tax rate in 2000 was approximately 27% compared to 28% in 1999. This generally represents a blended overall tax rate of the various jurisdictions in which CSFB operates.

CSFB's net profit was CHF 2,355 million (USD 1,410 million) in 2000, compared to CHF 1,880 million in 1999.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Operating income increased CHF 4,932 million or 51.4% in 1999. This increase was primarily due to good global market and economic conditions. Market conditions were generally significantly more favorable in 1999 than the extremely difficult global financial market conditions during the second half of 1998, when severe economic turmoil in Russia, Asia and other emerging markets resulted in extreme market volatility, a tightening of liquidity, increased credit spreads and defaults. CSFB achieved increases in operating income in 1999 over 1998 in the Fixed Income and Equity Divisions. Excluding Russia-related results in 1998, the increase in operating income from 1998 was approximately 39%. CSFB also benefited in 1999 from the integration and full-year 1999 results of Garantia, which was acquired on July 31, 1998.

The percentage of operating income from North America did not change in 1999. Increases in operating income in Equity and Investment Banking, primarily due to the growth in primary equity issues and the strength of the technology sector, were offset by a decline in Fixed Income as CSFB reduced its risk levels and activities in credit-sensitive products. The percentage of operating income from Europe declined in 1999 as total CSFB operating income rose, even though total European operating income in 1999 and 1998 remained relatively constant. Increases in Equity operating income, attributable in part to the acquisition of the U.K. and continental European equities, equity capital markets and mergers and acquisitions advisory businesses of BZW in 1998, were offset by a decline from the significant Private Equity Group results of 1998 within Investment Banking. The percentage of operating income from Asia/South America more than doubled, substantially due to the combined effect of the Garantia acquisition and very strong results from Asian distressed debt trading.

Equity operating income increased CHF 2,420 million or 102.3% in 1999. Excluding Russia-related results in 1998, operating income from Equity increased approximately 85% in 1999. Over 70% of the increase in operating income was generated by higher levels from the customer-driven businesses globally, including the division's share of underwriting fees from equity capital markets and commissions from secondary trading markets, particularly in the technology sector. A strong performance in equity derivatives and convertibles activity, with an approximate 45% increase, also contributed to higher operating income for the division. Swiss equity derivatives, reflecting increased equity market volatility and high customer demand, and convertible securities, reflecting high equity market volatility in the

Americas and Asia, were the key contributors. Equity operating income, including gross equity capital markets operating income, was CHF 5,522 million in 1999, CHF 2,790 million or 102% more than in 1998.

Investment Banking operating income increased CHF 147 million or 4.4% in 1999. The small increase was attributable to a decrease in operating income of the Private Equity Group of CHF 554 million or 74.4% to CHF 191 million, primarily as a result of the significant gain in 1998 from the sale of a strategic investment. Operating income from the Private Equity Group in 1999 was primarily attributable to the disposition of certain fund investments in the ordinary course of business, as well as recurring advisory fees from proprietary global investment funds. Operating income from mergers and acquisitions increased approximately CHF 558 million or 53.9% to CHF 1,593 million in 1999, primarily as a result of increases in the number and value of deals, particularly in Western Europe and the United States. Operating income from capital markets increased approximately 90% in 1999. The increase was primarily due to an increase in equity capital markets activity attributable to the technology sector as well as an increase in initial public offerings due to favorable economic conditions and higher major equity market indices. Net interest income from corporate lending was 5.0% of total operating income from Investment Banking in 1999 compared to 5.5% in 1998, reflecting the continued strategy implemented in 1997 to reallocate capital resources from developed markets corporate lending to other businesses. Investment Banking operating income, including gross debt and equity capital markets operating income, was CHF 4,413 million in 1999, CHF 492 million or 13% more than in 1998.

Fixed Income operating income increased CHF 2,952 million or 79.8% in 1999. Excluding Russia-related results in 1998, operating income for the division increased approximately 52% in 1999. CSFB achieved a substantial increase in income in the emerging markets group, primarily due to approximately CHF 600 million contribution from Garantia principally relating to currency trading gains associated with the Brazilian currency. More favorable market conditions in 1999 compared to 1998 and a return to normal trading levels also led to increased operating income, particularly from distressed debt trading, which had very strong results due to the rebound in the Asian markets. Credit products also produced significant gains in operating income, increasing over 85% from the prior period. These improvements were partly offset by a decline in the money markets and foreign exchange business. Operating income in 1998 also included the results of certain real estate activities that in the context of a reorganization in 1999 management decided would be moved to the real estate investment group as part of a planned disposition process. The 1999 results have been presented to reflect this movement of the real estate business held for disposition from the Fixed Income Division to Other. Fixed Income operating income, including gross debt capital markets operating income, was CHF 6,767 million in 1999, CHF 2,986 million or 79% more than in 1998.

A decline in operating income from Other of CHF 587 million resulted in contra-income of CHF 358 million in 1999. The contra-income was primarily due to the sale of certain non-core real estate investments, which resulted in recognition of losses of approximately CHF 361 million. In 1999, CSFB reorganized its real estate-related activities and moved certain portions of its real estate investment portfolio out of the Fixed Income Division to Other to be sold over time.

Total operating expenses increased CHF 3,074 million or 40.2% in 1999. Personnel expenses increased CHF 2,667 million or 50.0% in 1999 but remained essentially unchanged as a percentage of operating income at 55.0%. This increase was primarily a result of increased incentive bonus awards, increased hiring primarily in the operations and support infrastructure and hiring of additional research personnel in both 1999 and late 1998. Other operating expenses increased CHF 407 million or 17.6% in 1999. This was primarily due to increases across all categories of expenses because of increased business activity, continued investment in support infrastructure and CSFB's expansion of its premises in London. This increase in other operating expenses was in part offset by a decrease of CHF 64 million in execution, clearing and brokerage costs due to the lower volume of emerging markets activities in 1999 compared with 1998.

Valuation adjustments, provisions and losses decreased CHF 780 million or 49.8% in 1999. The 1998 provisions were intended to establish reserves against financial assets with Russian counterparties as a result of the economic collapse in that market. Other provisions charged against income in 1999 included CHF 329 million for expected losses on real estate assets as well as lending and other credit-sensitive operations. At December 31, 1999 and 1998, CSFB's credit reserves related to Russia totaled approximately CHF 1,264 million and CHF 1,352 million, respectively. CSFB also maintained substantial credit reserves related to the adverse effect on loans outstanding in Asia resulting from the economic crisis that occurred in that region in the fourth quarter of 1997. These reserves amounted to CHF 656 million at December 31, 1999 and CHF 566 million at December 31, 1998.

There were no extraordinary items in 1999. Extraordinary items in 1998 of CHF 66 million primarily related to real estate write-offs in Moscow driven by the decrease in business activity following the Russian financial crisis.

CSFB's effective tax rate in 1999 was approximately 28%. This generally represented a blended overall tax rate of the various jurisdictions in which CSFB operates. CSFB incurred income tax expense in 1998 in excess of reported pre-tax income because its losses in 1998 were concentrated in tax jurisdictions with low tax rates or existing net operating loss carry forwards, while profits were realized in other higher tax locations.

CSFB's net profit was CHF 1,880 million in 1999 compared to net loss of CHF 221 million in 1998.

Operating and Financial Review—CSAM Business Unit

CSAM manages and distributes proprietary mutual funds and provides a broad range of institutional asset management services to investors worldwide. The main source of operating income is asset-based fee income. In addition, CSAM also earns transaction fees related to its investment advisory business. CSAM's net profit increased CHF 51 million or 21.7% in 2000 reflecting growth in assets under management and a strategic focus on higher-margin assets in the equity and alternative investment market. The 2000 results include the results of DLJAM from November 3, 2000 to December 31, 2000. The DLJAM acquisition provides CSAM further access to the private client business and the investment-banking channel, and enhances CSAM's alternative investment product platform.

CSAM increased its total assets under management by 14.7% to CHF 487 billion (USD 299 billion) in 2000. As a direct result of the acquisition of DLJAM, which was combined with CSAM on November 3, 2000, assets under management grew CHF 48 billion at December 31, 2000. Of this amount, CHF 38 billion were discretionary assets under management.

CSAM measures business performance based on the discretionary net new asset growth and net operating margin on assets under management. Discretionary net new assets increased CHF 24 billion in 2000. Discretionary net new asset growth was 7.5% in 2000 compared to 8.7% in 1999 as a result of the higher asset base. Net operating margin on assets under management increased from 7.2 basis points to 7.5 basis points resulting from the increase in net operating profit.

Selected Financial Data CSAM Business Unit (unaudited)	Years Ended December 31, 2000	1999	1998
	(in CHF millions)		
Income Statement Data:			
Management and advisory fees	1,006	757	595
Net mutual fund fees	513	330	206
Other revenues	43	62	51
Operating Income	1,562	1,149	852
Personnel expenses	656	467	329
Other operating expenses	481	377	257
Operating Expenses	1,137	844	586
Gross Operating Profit	425	305	266
Depreciation and write-offs on non-current assets(1)	29	22	11
***Profit Before Extraodinary Items and Taxes*(1)**	396	283	255
Extraordinary income/(expense) net	(1)	(2)	(1)
Profit Before Tax(1)	395	281	254
Taxes	57	24	30
***Net Operating Profit Before Minority Interests*(1)**	338	257	224
Amortization of acquired intangible assets, net of tax and amortization of goodwill(2)	52	22	1
Net Profit	286	235	223
Other Data:			
Assets under management, CHF billions	487	425	297
Net operating margin on assets under management	7.5bp	7.2bp	7.8bp
Discretionary net new asset growth	7.5%	8.7%	14.0%

(1) Excluding amortization of acquired intangible assets and amortization of goodwill.

(2) Tax impact on amortization of acquired assets was CHF 1 million in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Operating income increased CHF 413 million or 35.9% in 2000. Management and advisory fees increased CHF 249 million or 32.9% and net mutual fund fees increased CHF 183 million or 55.5%. Both increases were attributable to the growth in assets under management and the full-year impact in 2000 of the Warburg Pincus acquisition. Operating income growth also reflected a strategic focus on higher-margin assets in the equity and alternative investment classes.

Total operating expenses increased CHF 293 million or 34.7% in 2000. Personnel expenses increased CHF 189 million and other operating expenses increased CHF 104 million. These increases principally reflect the full-year impact of the Warburg Pincus acquisition as well as CSAM's investment spending, particularly in supporting its growing mutual funds business and as e-commerce initiatives.

Amortization of acquired intangible assets, net of tax and amortization of goodwill increased CHF 30 million or 136.4% in 2000. The increase was principally due to the full-year amortization of goodwill in 2000 associated with the Warburg Pincus acquisition compared to a half-year amortization in 1999, and two months of amortization associated with the DLJAM acquisition.

The effective tax rates were 16.6% and 9.3% in 2000 and 1999, respectively. The higher effective tax rate in 2000 resulted from the establishment of additional tax provisions in 2000 and a change in the geographic mix of pre-tax earnings.

CSAM's net profit was CHF 286 million (USD 171 million) in 2000 compared to CHF 235 million in 1999.

In 2000, CSAM's total assets under management increased CHF 62 billion or 14.6% with discretionary assets increasing CHF 36 billion or 11.1%. The following table provides details of assets under management as of and for the years ended December 31:

	2000	1999	1998
Assets under management (in CHF billions)			
Advisory	127	101	85
Discretionary	360	324	212
Assets under management	487	425	297
Growth in discretionary assets under management (in %)			
Net new assets	7.5 %	8.7	14.0
Market movement and other effects	(8.1)%	27.1	6.0
Acquisitions	11.7 %	17.0	—
Growth in discretionary assets under management	11.1 %	52.8	20.0

Discretionary assets under management increased CHF 36 billion or 11.1% in 2000. Of this increase, CHF 24 billion was attributable to net new business and CHF 38 billion resulted from the DLJAM acquisition. A decrease of CHF 26 billion was due to financial market movements in the second half of 2000. The retail and high net worth individual segments recorded a 24% increase in 2000 to CHF 161 billion. Mutual fund assets grew CHF 16 billion or 13.2%, reflecting cash inflows from increased sales of CSAM's fund products. Historically, CSAM's business was oriented primarily towards fixed income products and institutional clients. At year-end 2000, equity and balanced products represented over two-thirds of CSAM's discretionary assets under management. Mutual fund assets grew CHF 16 billion or 13.2%, reflecting cash inflows from increased sales of CSAM's fund products.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Operating income increased CHF 297 million or 34.9% in 1999. Management and advisory fees increased CHF 162 million or 27.2% and net mutual fund fees increased CHF 124 million or 60.2%. Both increases were directly attributable to the growth in assets under management including the half-year effect of the Warburg Pincus acquisition.

Operating expenses increased CHF 258 million or 44% in 1999. Personnel expenses increased CHF 138 million or 41.9% principally due to the Warburg Pincus acquisition. Other operating expenses increased CHF 120 million reflecting additional investment in information technology and European retail infrastructure. Expenses in 1999 also included the half-year effect of the Warburg Pincus acquisition.

Amortization of acquired intangible assets, net of tax and amortization of goodwill increased CHF 21 million in 1999. The amortization of goodwill associated with the Warburg Pincus acquisition commenced in the second half of the year.

The effective tax rates were 9.3% and 11.9% in 1999 and 1998, respectively. The decrease in the effective tax rate resulted largely from changes in the geographic mix of pre-tax earnings and lower provisions in 1999 related to new tax legislation in the Swiss canton of Zurich.

CSAM's net profit was CHF 235 million in 1999, compared to CHF 223 million in 1998.

In 1999, CSAM's total assets under management increased CHF 128 billion or 43.1% with discretionary assets increasing CHF 112 billion or 52.8%. Of the increase in discretionary assets under management, CHF 19 billion was attributable to net new business, CHF 36 billion resulted from the Warburg Pincus acquisition and CHF 57 billion was due to financial market movements.

Funding and Capital Strategy

Funding

The Bank has a broad-based worldwide funding franchise. Global short-term funding is managed by a centralized financing unit, which oversees local funding operations located in the Bank's major regional centers. This global funding function provides coordination and control of pricing and funding tactics, while the local market presence provides for investor diversity and access to important market opportunities. The Bank aims continually to broaden its funding base by geography, investor, issuing entity and instrument type.

The Bank's funding sources include interest-bearing and non-interest-bearing deposits, commercial paper, certificates of deposit, federal funds purchased, long-term debt, capital securities and stockholders' equity. The Bank places particular emphasis on a large base of well-diversified and historically stable fiduciary deposits for its day-to-day funding needs. This deposit base provides the Bank with substantial sources of liquidity that are not only well diversified but driven by relationship, rather than price. Notwithstanding the historical stability of the Bank's unsecured funding sources, the Bank has a secondary source of liquidity flowing through CSFB's broker-dealer businesses. CSFB has historically been able to access significant liquidity through the secured funding markets (repurchase agreements and other collateralized arrangements), even in high-stress environments. Management believes that this secondary source of liquidity is an important means of ensuring availability of alternative funding for the purpose of meeting business plans and commercial commitments. The Bank's liquidity (from both unsecured and secured sources) is continually monitored with the objective of ensuring that it can meet its business objectives under various high-stress scenarios.

To provide alternative funding sources, the Bank, through its subsidiaries, has two committed revolving credit facilities with various banks that, if drawn upon, would bear interest at short-term rates. The facilities are for general corporate purposes. The facilities provide for aggregate borrowings up to CHF 7 billion (USD 4.3 billion) during 2001. As of the date hereof, there are no amounts outstanding under the facilities. We plan to consolidate these facilities into one revolving credit facility for CHF 5.7 billion (USD 3.5 billion) before the expiration of the existing facilities.

Capital Strategy

The Bank and its subsidiaries issue long-term debt through various U.S., Euro and global medium-term notes programs as well as syndicated and privately placed offerings around the world. To satisfy Swiss and local regulatory capital needs of its regulated subsidiaries, the Bank raises subordinated long-term borrowings. At December 31, 2000, the Bank had long-term debt (including the current portion) of CHF 47 billion (USD 29 billion), with CHF 15 billion (USD 9 billion) representing subordinated debt. The weighted average maturity of long-term debt at December 31, 2000 was five years. During 2000, CSFB issued CHF 1,048 million (USD 643 million) of subordinated debt and CHF 7.7 billion (USD 4.7 billion) of qualifying "Tier 1 capital". The Bank expects to continue to access the capital markets in support of the Bank's existing businesses, as well as any new business initiatives and the resultant capital and funding requirements.

In selecting the most appropriate funding sources at any point in time, such factors as market conditions, interest rate levels, liquidity needs and maturity profile objectives are considered. Further, in order to manage interest rate, currency, and other risks associated with the above borrowings, the Bank has entered into various derivative transactions.

The Bank's access to external financing is dependent on the short-term and long-term credit ratings of the Bank and certain of its subsidiaries. The cost and availability of external funding is generally a function of these ratings. As of the date hereof, the Bank's debt ratings are as follows:

	Short-Term Debt	Long-Term Debt		
		Senior	Senior Subordinated	Junior Subordinated
Moody's	P-1	A1	A2	A2
Standard & Poor's	A-1+	AA	AA-	A+
Fitch/BankWatch	F-1+	AA	AA-	AA-

On March 7, 2001, the Bank paid a dividend of CHF 10 million to Credit Suisse Group. On March 3, 2000, the Bank paid a dividend of CHF 1,322 million to Credit Suisse Group.

The Bank and its subsidiaries are subject to various capital requirements imposed by various regulatory bodies around the world, including the Swiss Federal Banking Commission ("FBC.") At December 31, 2000, the Bank and its subsidiaries were in compliance with these requirements. At December 31, 2000, the Bank had a BIS Tier 1 and Total Capital ratio of 13.6% and 22.2%, respectively, compared to 9.9% and 17.9%, respectively, at the end of 1999. For additional information on the Bank's capital, we refer you to "Selected Consolidated Financial Information". Beginning January 1, 1998, the Bank commenced compliance with the new BIS and the FBC methodologies for computing capital ratios, which are based, in part, on value at risk computations for trading positions.

General

Credit Suisse First Boston is a Swiss bank and is one of the largest banking institutions in the world, with total consolidated assets of approximately CHF 674 billion (USD 413 billion) and total consolidated shareholder's equity of approximately CHF 29 billion (USD 18 billion), in each case, at December 31, 2000. As a leading global investment bank, the Bank provides a wide range of financial services from locations around the globe to institutional, corporate, government and individual clients worldwide. The Bank was established on July 5, 1856 and registered in the Commercial Register of the Canton of Zurich on April 27, 1883 for an unlimited duration under the name of Schweizerische Kreditanstalt. The Bank's name was changed to Credit Suisse First Boston on December 11, 1996 (by entry in the commercial register). The Bank is a joint stock corporation established under Swiss law. The Bank's registered head office is in Zurich, and it has additional executive offices and principal branches located in London, New York, Hong Kong, Singapore and Tokyo. The Bank employed approximately 30,470 people at December 31, 2000.

Credit Suisse Group, which owns 100% of the voting shares of the Bank, is principally composed of eight business units. The Bank principally consists of two of these business units, CSFB and CSAM. CSFB is a leading global investment bank, providing financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world. CSAM is a global asset manager focusing on institutional and mutual fund investors, providing quality international asset management through domestic operations. For a description of the other Credit Suisse Group business units, we refer you to "Relationship Between the Bank and Credit Suisse Group."

The following chart illustrates the management structure of the Bank and its two business units.


CREDIT SUISSE FIRST BOSTON
a Swiss Bank with international activities
CREDIT SUISSE | FIRST BOSTON
◦ global equity
◦ global investment banking
◦ global fixed income
◦ global financial services
CREDIT SUISSE | ASSET MANAGEMENT
◦ global asset management for institutional, mutual fund and private investors

CSFB Business Unit

Overview

Credit Suisse First Boston is a global investment bank, providing financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world. For the year ended December 31, 2000, CSFB had operating income of CHF 20,363 million (USD 12,193 million) and net profit of CHF 2,355 million (USD 1,410 million).

On November 3, 2000, Credit Suisse Group acquired DLJ, a leading integrated investment and merchant bank serving institutional, corporate, government and individual clients and DLJ became a wholly-owned subsidiary of the Bank. Credit Suisse First Boston Corporation, one of CSFB's principal U.S. registered broker-dealers, became a subsidiary of DLJ, and DLJ changed its name to Credit Suisse First Boston (USA), Inc.

As a result of the business combination with DLJ, CSFB changed its organizational structure and began to operate and manage its business through four principal operating divisions:

- Equity Division, which is active in sales, trading and research in equity and equity-linked products, including listed and over-the-counter derivative and risk management products and securities lending and borrowing;
- Investment Banking Division, or IBD, which serves a broad range of users and suppliers of capital, provides financial advisory, securities underwriting and placement services and, through its Private Equity Group, makes privately negotiated equity and merchant banking investments;
- Fixed Income Division, or FID, which is active in fixed income trading, including foreign exchange and precious metals trading, and derivative and risk management products; and
- Financial Services Division, which primarily includes the operations of Pershing, consisting of correspondent and prime brokerage, CSFB*direct*, an online discount broker, and Private Client Services, a financial advisory business serving middle-market investors.

For the year 2000, the combined businesses of CSFB and DLJ on a *pro forma* basis ranked:

- third in global mergers and acquisitions advisory services, in terms of dollar volume of announced transactions;
- fourth in dollar value of global debt underwriting and first in dollar value of global high-yield debt underwriting;
- fourth in dollar value of global equity and equity-linked underwriting; and
- first in North American equity research, with 56 ranked analysts, and first in European equity research, with 41 ranked analysts.

Strategy

CSFB aims to continue to be a top-tier global investment bank. In strengthening its top-tier franchise, CSFB plans to continue to integrate DLJ by building upon the consolidated business platform of its *pro forma* combined market position. Cost reduction initiatives are also underway to realize synergies. In the Equity Division and IBD, CSFB's aim is to consolidate and build upon its strong market position, taking advantage of its increased scale. Within FID, CSFB intends to expand its customer businesses by shifting the mix towards customer business while de-emphasizing proprietary trading businesses. CSFB also intends to build and expand its Financial Services Division businesses and to leverage these businesses to create a wider distribution channel for both CSFB and CSAM products.

CSFB places a high degree of importance on investment in infrastructure, productivity and controls and plans to continue to improve these areas by creating streamlined information technology and operations capabilities, improving the scope of its risk review and reducing risk concentrations through monitoring and managing its financial position in the context of the risk elements to which it is exposed. As a priority, CSFB intends to strengthen its e-business capabilities through the further development of products and services.

Products and Services

CSFB's clients demand well-structured products and high quality services for their funding, investing, risk management and financial advisory needs. In response to these needs, CSFB has developed a global product-based structure delivered through regional teams. The following is a discussion of CSFB's key global products and services and the divisions through which they are delivered.

Equity Division

CSFB engages in a broad range of equity activities for investors around the world, including sales, trading, brokerage and market-making in U.S. and international equity and equity-related securities, options and futures. CSFB's activities cover securities, including equity derivatives and convertible securities, traded on an exchange and over the counter. CSFB plans to continue to expand its equities business where it believes there are significant opportunities for growth. CSFB's Equity Division engages in:

- New issue distribution of all types of equity securities, including common stock, convertible securities and other equity and equity-related securities;
- Secondary trading as principal and agent on all major exchanges;
- Research covering a broad range of industries and companies as well as market and economic trends;
- Primary and secondary market transactions, on an agency and principal basis, in convertible bonds and listed and over-the-counter derivatives, as well as convertible arbitrage, international arbitrage, index arbitrage and other program-trading activities;
- Risk arbitrage, which involves investing for CSFB's own account in the equity securities of companies involved in publicly announced corporate transactions;
- Equity finance and prime brokerage, through stock lending, equity repurchase agreements and unsecured borrowings, as well as securities borrowing and lending arrangements;
- Through Autranet, Inc., a registered broker-dealer and member firm of the New York Stock Exchange, distribution of investment research products purchased from independent research specialists; and
- Private client services for middle-market investors with significant financial resources and specialized investment needs. The range of services offered to private clients includes single-stock brokerage, hedging and sales of restricted securities, financing of restricted stock, margin loans and access to research.

Investment Banking Division

The Investment Banking Division's activities include financial advisory services regarding mergers and acquisitions and other matters, origination and distribution of equity and fixed income securities, and leveraged finance, as well as its private equity and merchant banking investment activities. IBD provides comprehensive financial advisory and capital raising services (in conjunction with the Equity and Fixed Income Divisions) and develops and offers innovative financing for a broad range of clients. Through its Private Equity Group, IBD also conducts CSFB's worldwide private equity and merchant banking investment activities.

CSFB maintains offices in select major cities through which investment banking activities are conducted. IBD has also established and developed industry groups with a broad range of dedicated industry specialists. The industry group structure facilitates the delivery of specialist information and services to industry group clients regardless of their location. IBD's clients include U.S. and international public and private corporations, sovereigns, supranational and national agencies and public sector entities.

IBD's principal services consist of:

- Mergers and acquisitions and other financial advisory services, including corporate sales and restructuring, as well as divestitures and take-over defense strategy; and

- Capital raising, including through equity and equity-linked offerings, high-yield debt underwritings, investment-grade debt underwritings, bank debt and bridge financing, use of structured products, raising of private capital and project finance. IBD's offerings include both domestic and cross-border transactions.

The Private Equity Group invests primarily in unlisted or illiquid equity or equity-related securities in privately negotiated transactions. The business combination with DLJ has expanded these activities. Through the Private Equity Group, IBD now makes private equity and merchant banking investments across the entire capital structure, from venture capital equity to investments in the largest leveraged buyouts. In addition to corporations, the Private Equity Group invests in real estate through a variety of investment vehicles. At December 31, 2000, CSFB managed or advised funds with committed capital of approximately CHF 36 billion (USD 22 billion). CSFB's principal fund groups include:

- Leveraged corporate private equity funds, which make investments in equity and mezzanine securities arising from leveraged acquisitions and recapitalizations, restructurings, over-leveraged companies and other similar transactions;
- Mezzanine investment funds, which typically invest in subordinated debt and preferred stock with warrants in companies across diverse industries;
- Real estate funds, which focus on opportunistic real estate investments and high quality properties and operating companies that the funds believe have strong fundamentals, attractive risk/return profiles and substantial value-creation potential;
- Sprout, one of the oldest and largest groups in the private equity investment and venture capital industry, which invests in early-stage, high-growth companies, management buyouts and mezzanine financing of companies that are not yet ready to seek access to the public capital markets. Another Sprout fund invests in growth companies at all stages of development;
- A customized fund investment group for "funds of funds," which has invested in over 250 private equity funds; and
- International funds, which pursue a strategy similar to the U.S. corporate private equity funds but invest in Latin America, Asia and Europe.

CSFB's strategy with respect to each private equity fund is to manage the fund over the medium to long term to maximize the value over time of its investment. In addition to an annual management fee, CSFB may generate operating income from the funds' income and gain after that fund has achieved a minimum return for investors. Operating income may also be derived from unrealized appreciation or realized appreciation upon the sale of the investment. These latter sources of revenue typically emerge, if at all, over a number of years, and CSFB's private equity business is therefore a long-term business.

Fixed Income Division

FID engages in underwriting, research, sales and trading of a broad range of financial instruments in developed and emerging markets, including U.S. government and agencies, foreign sovereign and corporate bonds, money market instruments, foreign exchange, precious metals and real estate-related assets. The division also provides a full range of derivative products for the financing, risk management and investment needs of its customers. FID serves corporate, institutional and sovereign customers.

Key FID products and channels include:

- Interest rate products, including government bonds and interest rate derivatives. FID is a primary dealer in U.S. Treasury and government agency securities and participates in U.S. Treasury auctions and government agency new issues. It also offers a wide range of interest rate-related derivative products in all major currencies;

- Credit products, involving research, sales, trading and capital markets activities in all the credit markets, including investment-grade, high-yield and distressed debt securities, mortgage-backed and asset-backed instruments and credit derivatives;
- Senior bank debt in the form of syndicated loans and commitments to extend credit to investment-grade and non-investment-grade borrowers. FID also engages in secondary market trading of syndicated loans and other loans, as well as trading in defaulted and distressed loans;
- Real estate activities, such as financing and acquiring principal positions in a number of real estate and real estate-related products for major participants in the commercial and residential real estate markets. FID also securitizes and trades in a wide range of commercial and residential real estate and real-estate related whole loans, mortgages and other real estate and commercial assets and products, including mortgage-backed and commercial mortgage-backed securities;
- Emerging markets, where FID invests and trades in the fixed income securities and loans of a number of sovereign and corporate issuers and obligors located in emerging market countries;
- Prime brokerage and futures execution services on all major futures and options exchanges worldwide, including through electronic trading systems;
- Commodities, including structured hedging, swaps, forwards, options, loans and leases, spot trading, clearing and physical supply of products in the energy and precious metal markets;
- CSFB's own money market funding through the issuance of a wide variety of products, including time deposits, certificates of deposit, commercial paper, medium-term notes and bankers' acceptances;
- Foreign exchange transactions serving a broad range of multinational corporations, money managers, hedge funds, banks and high-net-worth individuals; and
- Research on more than 500 issuers across the credit spectrum, as well as on a variety of structured products and global economic analysis.

Financial Services

Pershing. Pershing is a leading provider of correspondent brokerage services to many of the world's major financial institutions. Pershing also provides independent prime brokerage services through its Global Investment Manager Services Group. Founded in 1939 and acquired by DLJ in 1977, Pershing now operates out of 12 offices worldwide. Pershing provides execution, settlement and clearance on a multi-currency basis in 40 international markets. Pershing's broad range of services, including custody, cash management, product development, information management, portfolio evaluation, financing, proprietary research, securities lending and related services, are used by more than 625 customers, which at December 31, 2000 collectively maintained over 3.8 million "active" client accounts holding nearly CHF 639 billion (USD 392 billion) of assets. Accounts are considered active if Pershing has sent a statement to the client during the year. As a wholesaler of these services, Pershing operates on a fee-for-service basis.

CSFBdirect. CSFB*direct* (formerly DLJ*direct*), is a leading retail provider of online discount brokerage and related investment services, offering customers automated securities order placement and information and research through the Internet and online service providers. CSFB*direct*'s broad range of investment services is targeted at sophisticated self-directed online investors, who on average have higher account balances than other online investors. CSFB*direct* was one of the pioneers of online investing, starting in the online brokerage business in September 1988. CSFB*direct* has frequently been recognized as a high-quality provider of online brokerage services. Through an affiliate and joint ventures, CSFB*direct* now offers online discount brokerage services in a number of countries and regions, including the United States, Japan, the United Kingdom, the Middle East and Hong Kong. At December 31, 2000, CSFB*direct* had over one million worldwide customer accounts representing nearly CHF 37 billion (USD 23 billion) of assets.

Private Client Services. The Private Client Services Group serves middle-market investors with significant financial resources and specialized investment needs. The range of services offered includes single-stock brokerage, hedging and sales of restricted securities, financing of restricted stock, margin loans and access to our research. Private Client Services business had significant growth in 2000, with over 90,000 client accounts as of December 31, 2000, compared to approximately 75,000 client accounts at the end of 1999.

Operating Environment and Competition

CSFB believes that the long-term outlook for leaders in the investment banking industry is positive, although the industry is volatile and subject to periodic market downturns worldwide or in particular geographic regions. The global "bulge bracket", or top-tier, investment banks are likely to be more successful than mid-sized firms, and there is continuing consolidation in the financial services industry. One of the principal macroeconomic trends affecting the investment banking industry is greater capital formation, which is being affected by aging demographics, pension reforms and wealth creation. This trend has led to a shift of investments toward equity securities in the United States, and this shift is beginning to occur in Europe and Asia. In addition, disintermediation, involving a shift from on- to off-balance sheet financing, changes in traditional distribution and an increasing separation of production and distribution, as well as a focus on capital optimization and unprecedented levels of capital markets activity, have increased financial intermediation business and opportunities. Consolidation and convergence, driven by customer requirements and creating alliances across industry boundaries, have also created benefits for full-service global providers. Technology has led to productivity improvements and new distribution and business models brought by the Internet, more demanding and better-informed customers and the need to balance productivity gains with erosion of margins. These factors, in turn, have resulted in additional investment requirements.

Market and economic conditions were strong in the first half of 2000, leading to increased mergers and acquisitions and equity capital markets activity. Investor demand for technology stocks was strong in the early part of the year, but the gains have declined markedly since April 2000. The economy slowed in the second half of the year and interest rates rose in the United States in response to inflationary pressures, including rising energy prices. The economic slowdown in the United States has led to market uncertainty, a decline in major stock indices and a decline in capital markets transactions, particularly in the technology sector.

CSFB faces intense competition from various types of firms, in all aspects of its business and throughout the world. The types of firms with which it competes include brokers and dealers in securities and commodities, investment banking firms, commercial banks, merchant banks and other firms offering financial services. The principal competitive factors influencing CSFB's business are its ability to attract and retain highly-skilled employees, its reputation in the market place, its client relationships and its mix of market and product capabilities.

CSFB has also experienced significant price competition in certain of its businesses, which has reduced underwriting spreads on certain products or in certain markets. Competition from alternative trading systems is reducing fees and commissions. In addition, as private equity and merchant banking funds grow and proliferate, competition to raise private capital and to find and secure attractive investments is accelerating.

CSAM Business Unit

Overview

Credit Suisse Asset Management is a global asset manager serving institutional, mutual fund and private investors, providing quality international management through domestic operations. For the year ended December 31, 2000, CSAM had operating income of CHF 1,562 million (USD 935 million) and net profit of CHF 286 million (USD 171 million).

The following tables set forth certain data concerning the assets for which CSAM provides management or advisory services as of December 31:

	2000	1999	1998
	(in CHF billions)		
Total Assets			
Assets under discretionary management	360	324	212
Assets under advisory management	127	101	85
Total assets	487	425	297
Discretionary Assets by Region			
Americas (comprising the United States and Brazil)	136	115	49
Switzerland	110	92	68
Europe (excluding Switzerland)	79	83	76
Japan	19	23	14
Australia	16	11	5
Total discretionary assets	360	324	212

CSAM has operations in five geographic regions. The following is a description of CSAM's primary markets:

- In the Americas, comprising the United States and Brazil, CSAM acquired Warburg Pincus Asset Management, a leading U.S. asset manager, in 1999. The Warburg Pincus acquisition gave CSAM an increased presence in the U.S. retail market, broadened its equity products capability and increased its total assets under management by CHF 36 billion at the time of acquisition. Following the DLJ acquisition in November 2000, we combined the business of DLJAM with that of CSAM to add an additional USD 34 billion of assets under management (CHF 55.4 billion determined at the December 31, 2000 Exchange Rate of CHF 1.63=USD 1.00). CSAM expects the integration of DLJAM's business to further broaden its range of investment products, processes and strategies, provide its clients with more choices in investment services and expand its distribution network in the United States. In Brazil, CSAM conducts fund management operations through Garantia, an investment banking and asset management company acquired in 1998.
- CSAM is a leader in the Swiss investment management market. At December 31, 2000, it had the leading market share on the basis of total assets under management in the Swiss pooled pension market and the second largest market share in Swiss registered funds.
- In Europe, excluding Switzerland, CSAM has organized its geographic businesses along functional reporting lines to London. CSAM has offices in the United Kingdom, France, Italy, Spain, Poland, Hungary and the Czech Republic, all of which, except Spain, offer local investment management capabilities. London is also the base for CSAM's global fixed-income, equity and balanced products businesses.
- CSAM has mutual fund activities in Japan and is further developing its business through the Credit Suisse brand.

- CSAM continues to benefit from the growth in assets under management of its Australian retail operations. Assets under management in Australia increased by more than 45% in 2000.

Strategy

CSAM's strategy is to enhance its asset management, mutual fund and investment advisory businesses through the expansion of its existing operations and by select acquisitions. In growing its business, CSAM is committed to adhering to the highest professional standards, providing top-quality service, execution and investment performance and developing and retaining outstanding investment professionals.

CSAM seeks to develop its domestic capabilities in its target markets. CSAM's investment focus is to further strengthen its penetration of the retail market and to strengthen its equity capabilities while at the same time building on its core fixed-income competence. CSAM also seeks to leverage the organization through the development of value-added competitive enhancements as well as by capitalizing on the distribution channels of Credit Suisse Group.

Products and Services

CSAM provides the following products and services in each of its primary markets:

Asset Management and Advisory Services

CSAM offers its institutional clients discretionary asset management services through segregated or pooled accounts. Institutional clients may choose from a wide array of products, including:

- fixed-income and equity products in local and global markets;
- balanced products, comprising a mixed portfolio of fixed-income and equity investments according to a pre-defined risk parameter set by the customer or the investment guidelines of the fund, and asset allocation products;
- money market currency products;
- quantitative indexed products;
- derivatives and commodities; and
- real estate portfolio management.

The investment policies of CSAM's portfolio managers are generally focused on providing maximum return within the investor's criteria, while maintaining a controlled risk profile and adherence to high-quality compliance and investment practices. CSAM's advisory services include advice on customized investment opportunities, new product and risk management strategies and global investment reporting. Global investment reporting involves the use of a global custodian, which acts as a central depository for all of a client's securities. Once the custody has been centralized, CSAM offers the client a series of value-added services, including cash management, securities lending, performance measurement and compliance monitoring.

CSAM Americas, through its private client group, also offers tax, trust and estate planning and fiduciary services, for high-net-worth individuals and families. CSAM expects to capitalize in the future on CSFB USA's high-net-worth businesses to further strengthen its advisory activities for private investors in the United States.

Mutual Funds

CSAM offers a wide range of open-end mutual funds. These funds are marketed primarily under the Credit Suisse brand name in Europe, Japan, Australia and Latin America, the Credit Suisse Warburg Pincus and Credit Suisse Institutional names in the United States and the Warburg Pincus name in Japan. In addition, following the DLJ acquisition, CSAM manages the Winthrop family of funds in the United States. CSAM's largest complex of funds, which is domiciled in Luxembourg and marketed mainly in Europe, includes a full range of equity, balanced, fixed-income and money market funds. In addition to these pan-European mutual funds, CSAM offers domestic registered funds in each of its principal markets.

Marketing and Distribution

CSAM is primarily a wholesale distributor of mutual funds, and the majority of the Credit Suisse brand funds are marketed through Credit Suisse Group's other business units. In addition, CSAM distributes Credit Suisse brand funds through third-party distributors. The Credit Suisse Warburg Pincus funds are distributed primarily through third parties in the United States. In Brazil, CSAM markets its funds through Garantia.

During the past year, CSAM launched a global e-commerce initiative, ranging from the expansion of its existing mutual fund web sites to the ongoing development of a website affording institutional clients the ability to access their portfolio data online.

Operating Environment and Competition

The investment management industry is widely viewed as one of the fastest growing sectors within the financial services market. CSAM believes that within that sector, there will be positive net new asset growth over the next several years. This growth, together with major external changes like technological innovation and increased volatility and complexity in world markets, is changing the way the industry delivers services, manages investments and measures risk.

Investment management firms are also experiencing historically high levels of mergers and acquisitions activity. New entrants are purchasing investment management companies, while existing firms are merging to create global organizations and achieve economies of scale.

CSAM's major competitors are the asset management subsidiaries of financial services organizations, U.S. mutual and institutional fund managers and European fund managers. Despite the trend towards globalization in the industry, competition is most significant in individual geographic locations. CSAM competes locally by providing a wide range of investment products in each of its chosen markets, and globally through Credit Suisse Group's worldwide organization.

Finance, Administration and Operations

The business units of the Bank have finance, administration, operations and other support departments, including controller, credit, corporate services, information technology, legal and compliance, human resources and operations. These departments support the Bank's diverse global businesses through the processing of securities, foreign exchange and commodities transactions; receipt and delivery of funds and securities; safeguarding of customers' securities; internal financial controls, including management of global expenses, capital structure and funding; and its efforts at ensuring compliance with regulatory and legal requirements. Certain of these areas also assist in the management and monitoring of the risks associated with the Bank's business activities (we refer you to "—Risk and Capital Management").

Employees

At December 31, 2000, the Bank had approximately 30,470 employees, of whom approximately 17,220 were in the Americas, 10,010 in Europe and 3,240 in Asia and the Asia Pacific region. CSFB had approximately 28,000 employees (including both professional and non-professional), with approximately 3,369 in Equity, 4,307 in IBD, 2,712 in FID, 7,005 in Financial Services and 10,663 in finance, administration and operations departments. CSAM had approximately 2,350 employees as of December 31, 2000. The Bank had approximately 17,200 employees worldwide at December 31, 1999 and approximately 15,670 employees worldwide at December 31, 1998. The foregoing figures include consultants as well as employees, and aggregate the hours of part-time employees to arrive at full-time equivalents.

No shares in the capital of the Bank are currently held by members of the Board of Directors, management or staff. The Bank is wholly owned by Credit Suisse Group, whose representatives were elected to the Board of Directors of the Bank pursuant to Article 707, paragraph 3 of the Swiss Code of Obligations and are not required to hold shares in the capital of the Bank.

No member of the Board of Directors or of the management of the Bank has any interests in transactions effected by the Bank during the past or current financial year which are or were unusual in their nature or conditions or significant to the business of the Bank. For information on loans by the Bank to members of the Board of Directors or management, see page 48 of the Bank's Annual Report for 2000, which is attached as Annex I hereto.

The Bank has encountered no significant labor disputes since it began its operations.

Properties

At December 31, 2000, the Bank and its subsidiaries occupied in excess of 9.7 million square feet in 40 countries. This includes over 4.3 million square feet in New York City and over 1.7 million square feet in London. In 2000, space occupied increased primarily attributable to the acquisition of DLJ. The Bank owns properties in a number of locations including Princeton, Florham Park and East Hanover, New Jersey and in London.

Since January 1, 2001 the Bank has assigned its interest in 1.2 million square feet and leased an additional 1.1 million square feet in New York City. The Bank has also disposed of its interest in 123,000 square feet in London, and leased an additional 518,000 square feet in London.

Legal Proceedings and Regulatory Examinations

The Bank is subject to comprehensive regulation and supervision under various laws governing broker-dealers, banks, investment advisors and participants in the commodities industries as well as rules and regulations of various self-regulatory organizations and stock, commodities and futures and options trading exchanges around the world. The businesses of the Bank are routinely examined by regulatory authorities in the countries in which the Bank conducts its activities. A number of such regulatory examinations are ongoing at this time.

In 1999, the Financial Supervisory Agency of Japan (the "FSA") completed a formal, on-site examination of the businesses of the Bank and certain of its subsidiaries in Japan. During the examination, the FSA examiners questioned certain derivatives and other transactions entered into by the Bank in Japan and inquired into certain supervisory and other issues.

Shortly after the commencement of the FSA examination in January 1999, the management of Credit Suisse Group became aware of rumors of misconduct by some of the Bank's employees in connection with the response to the examination. After a preliminary review by Credit Suisse Group's internal audit department, Credit Suisse Group promptly engaged outside counsel, Wilmer, Cutler & Pickering, to conduct a thorough and independent investigation that disclosed that several managers and other members of the Bank's staff attempted to interfere with the FSA examination during its initial stages by concealing and/or destroying documents.

The independent report emphasized that Credit Suisse Group promptly acted to discover any misconduct and to disclose any wrongdoing to the regulatory authorities in Japan. Credit Suisse Group and the Bank accepted responsibility for remedial measures in various parts of their businesses in Japan and, with due regard to applicable law and in consultation with the FSA, Credit Suisse Group and the Bank took disciplinary action against certain employees in Tokyo and London, including termination of employment.

On July 29, 1999, Credit Suisse Group and the Bank were notified of the administrative sanctions imposed by the FSA and the Financial Reconstruction Commission in Japan as a result of the examination. The administrative order specifically revoked the license to do business in Japan of the Tokyo Branch of Credit Suisse First Boston International (formerly known as Credit Suisse Financial Products) ("CSFBi"), effective on November 30, 1999.

Other sanctions were imposed on the Tokyo Branch of the Bank and certain of its other subsidiaries, including the suspension of new business in certain of the trust and private banking operations in Japan with the right to reapply to engage in such operations after one year, the suspension of new business in certain of the securities and investment advisory operations in Japan for one month, and the establishment at certain of these entities of additional internal control procedures and other requirements. After the end of the applicable suspension period, the FSA granted permission to resume providing these new business activities and to expand into other activities.

On March 7, 2001, CSFBi was found guilty by the Tokyo District Court of obstruction of the 1999 FSA examination and was fined Yen 40 million (approximately USD 350,000). The liability of CSFBi was based on an asserted principle of Japanese banking law that CSFBi is vicariously liable for the conduct of certain of its Tokyo Branch employees during the examination.

The Securities and Futures Authority of the United Kingdom has undertaken its own inquiry into the activities that were the subject of the FSA examination as well as other activities associated with operations in Japan.

On April 18, 2001, the Securities and Exchange Board of India ("SEBI") issued an interim order requiring that Credit Suisse First Boston (India) Securities Private Limited ("CSFB India") not undertake any new stock broking business until further orders are passed by SEBI. The interim order, which was issued following a preliminary inquiry by SEBI but prior to any hearing of the matter, was based on a preliminary determination by SEBI that (i) certain purchase and sale transactions in certain shares executed by CSFB India for a client in 2001 were financing transactions that were structured to give a misleading appearance of active trading in such shares leading to the creation of an artificial market and (ii) CSFB India had entered into unauthorized lending of securities. On April 30, 2001, CSFB India presented a defense in which it refuted the allegations contained in the interim order at an initial hearing before the Chairman of SEBI. Further hearings are anticipated before a final decision of SEBI is issued, which is currently expected later in this year.

The Bank is also involved in a number of judicial, regulatory and arbitration proceedings (including those described in CSFB USA's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Commission as well as other filings with, and available from, the Commission, and which descriptions are incorporated by reference herein) concerning matters arising in connection with the conduct of its businesses. Some of the actions have been brought on behalf of various classes of claimants and seek damages of material and indeterminate amounts. The Bank believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Risk and Capital Management

General

The general risk management policy of Credit Suisse Group serves as the basis for the Bank's risk management. The process is designed to ensure that there are sufficient independent controls to measure, monitor and control risks in accordance with the Bank's control strategy and in consideration of industry best practices. The primary responsibility for risk management lies with the Bank's senior business line managers. They are held accountable for all risks associated with their businesses, including counterparty risk, market risk, liquidity risk, legal risk, operating risk and reputational risk.

The Bank believes that it has effective procedures for measuring and managing the risks associated with its business activities. The Bank cannot completely accurately predict these risks and the Bank's risk management cannot fully protect against all types of risks. Unforeseen market developments or unexpected movements or disruption in one or more markets can result in losses due to such events as adverse changes in inventory values, a decrease in liquidity of trading positions, greater earnings volatility or increased credit risk exposure. Such losses could have a material adverse effect on the Bank's results of operations and financial conditions.

Risk management is an ongoing process. The process begins with the determination of the Bank's business objectives and strategies and proceeds with the identification, assessment, management and control of the risks associated with its activities and the reaffirmation or reconsideration of objectives and strategies.

Risk Management at CSFB Business Unit

Risk Management. The Bank's Board of Directors is ultimately responsible for the determination of general risk policy and risk management organization and for approving the overall market risk limit as recommended by the Credit Policy Committee/Capital Allocation and Risk Management Committee ("CPC/CARMC"). CPC/CARMC establishes the policies and procedures regarding risk and capital allocation within CSFB. CPC/CARMC is responsible for approving market risk management policies and procedures, risk concentration limits, risks outside these limits within its authority and stress test and scenario analysis definitions. CPC/CARMC is also responsible for recommending overall market risk limits and market risk limit changes (total limit) to the Board of Directors for review and approval.

Strategic Risk Management ("SRM") is part of the independent risk oversight function of CSFB and is responsible for assessing the overall risk profile of CSFB on a global basis and recommending corrective action where appropriate. SRM acts as the "risk conscience" of CSFB with respect to all risks that could have a material economic effect.

Risk Measurement and Management ("RMM") is responsible for the measurement and reporting of all credit risk and market risk data for CSFB. RMM consolidates exposures arising from all trading portfolios and geographic centers on a daily basis. CSFB uses two main methodologies to measure and manage the market risks that it may undertake: the "value-at-risk" method and scenario analysis. In addition, RMM uses various models to measure "gap" risk and economic capital for certain complex activities and to estimate the effect of more severe market movements.

Credit Risk Management ("CRM") is responsible for approving all credit risk assumed by CSFB. This includes loans and loan-related credit risk, counterparty credit risk and country risk. In addition, CRM has oversight responsibility for concentrated positions in trading inventory. Unusual risks and specific policies and procedures are reviewed and approved by CPC/CARMC.

CRM's responsibilities are carried out by senior officers within the CRM function who provide dedicated coverage to each of CSFB's major businesses. Each of these CRM units is organized along regional lines, and in some cases further organized along industry or other lines of specialty, for example, leveraged and project finance.

Other business-specific risks are managed primarily through designated groups and committees within the different operating divisions. Before any new activity is undertaken, the New Business Committee is required to review the proposed business, its structure and infrastructure requirements and ensure that all risks are identified and addressed appropriately. This Committee is composed of the senior managers responsible for the Finance, Administration and Operations functions of CSFB.

To supplement its control environment, CSFB has an oversight function with (a) selected Executive Board members who have overall responsibility for oversight in their respective regions, (b) regional oversight managers who assist the Executive Board members with this responsibility and (c) a country manager in each country to manage local oversight issues. Regional Oversight and Country Management serves as an additional line of control and concentrates on regulatory and reputational issues, supervising legal entities and supporting management in its efforts to improve the control environment.

The Corporate Treasury Department of CSFB is responsible for managing CSFB's liquidity risk.

Market Risk. Market risk can be described as the potential change in the value of a portfolio of financial instruments resulting from the movement of market rates, prices and market volatility. A typical transaction or position may be exposed to a number of different market risks. Types of market risk include interest rate, foreign currency exchange rate, equity risk and commodity price risk. Interest rate risk can arise from changes in the level, slope and curvature of the yield curve; changes in the implied volatility of interest rate derivatives; changes in the rate of mortgage prepayments; and changes in credit spreads. Foreign currency exchange rate risk can arise from changes in spot prices and the implied volatility of currency derivatives. Equity risk can arise from price changes in individual equity securities and equity indices, changes in the implied volatility of equity derivatives and dividend risk. Commodity price risk can arise from changes such as changes in spot and forward prices, and volatility in markets for, commodities.

CSFB devotes considerable resources in its effort to ensure that market risk is comprehensively captured, accurately modeled and effectively managed and reported. RMM consolidates exposures arising from all trading portfolios and geographical centers and calculates and reports CSFB's global aggregate risk exposure on a daily basis. To achieve this, RMM uses a number of complementary risk measurement techniques. The two principal techniques are value-at-risk ("VAR") and scenario analysis. VAR is a statistical estimate of the potential loss arising from a portfolio using a predetermined confidence level and holding period and market movements determined from historical data. Scenario analysis estimates the potential loss from significant changes in market parameters that are modeled on past extreme events and hypothetical scenarios.

The Bank does not have significant interest rate, foreign currency exchange or commodity risk in its non-trading portfolio or banking book. The Bank has equity risk in its private equity and merchant banking investments, including through its subsidiary, CSFB USA. The Bank measures this equity risk on its private equity and merchant banking investments using a sensitivity analysis that estimates the potential decline in the recorded value of the investments resulting from a 10% decline in the equity markets. Different assumptions could produce materially different estimates of market risk. As of December 31, 2000, the Bank's non-trading equity risk was approximately CHF 349 million (USD 213 million). Such non-trading market risk estimates measure the potential decline in the recorded value of the private equity and merchant banking investments. Actual losses would be mitigated as unrealized gains are not reflected in the recorded value of these investments. Other private equity investments that are part of CSFB and included in CSFB's operating results are booked for fiscal purposes at Credit Suisse Group, and equity risk relating to such investments is with Credit Suisse Group.

We refer you to "Notes to Consolidated Financial Statements—Risk Management" in Annex I for further quantitative information on market risk.

Market risk limits are structured at three levels: an overall market risk VAR limit for CSFB as a whole; market risk limits by business division (e.g., FID); and market risk limits by business line within a business division (e.g., Foreign Exchange). Asset class VAR limits are used to control exposure within a particular risk type.

Market risk is managed and controlled at three levels. Senior management is responsible for monitoring CSFB's market risk utilizations, exposures and risk-adjusted performance. Trading management is responsible for actively managing positions against approved risk limits. RMM is responsible for monitoring exposures against approved risk limits, obtaining appropriate sign-off for limit excesses and seeking to ensure that trading management bring exposures within the limits following limit excesses when appropriate.

Additional market risk limits (including limits by region or risk type) are imposed by trading management in consultation with RMM. These limits are essentially internal risk flags, which are used to assist trading management to identify potential risk concentrations. RMM monitors and reports compliance with the official limit framework and also provides assistance in an effort to ensure compliance with lower level risk flags, as required. CSFB uses various other types of limits to highlight potential risk concentrations. These include, among others, country exposure limits, issuer limits and market value limits.

Scenario analysis examines the potential effects of changes in market conditions, corresponding to exceptional but plausible events, on the financial condition of CSFB. The results of the analysis are used to manage exposures on a firm-wide basis, as well as at the portfolio level. Scenario analysis involves the revaluation of CSFB's major portfolios to arrive at a measure of the profit or loss the firm may suffer under a particular scenario. Scenarios are applied to all major markets in which CSFB operates.

Global scenarios are used to capture the risk of severe disruption to all major markets and are related to historic events such as the crisis in the 1987 equity markets, the 1990 U.S. real estate market and the 1994 bond markets and the 1998 credit crisis. Business level scenarios are used to capture portfolio-specific risks by employing scenarios based on non-parallel yield curve shifts, changes in correlations and other pricing assumptions and scenarios incorporating hedging assumptions through time. Reports are produced for senior management and traders for a range of scenarios on at least a monthly basis.

Credit Risk. The counterparty risk portion of credit risk arises from the probability that a counterparty will not perform its contractual obligations to CSFB, resulting in a partial or total loss. To assess the probability of counterparty default, CSFB utilizes a counterparty rating scale which approximates that used by the major public rating agencies (with AAA as the best credit rating to D as the worst) and applies this credit rating measure against all of its counterparties. CSFB takes an active approach to rating counterparties and, as a result, from time to time internal ratings may deviate from those assigned by public rating agencies.

Credit authority is delegated by the Chief Credit Officer to specific senior personnel within CRM and is reviewed periodically. Credit risk approval authority is separated from line functions. CPC/CARMC is responsible for maintaining credit policies and processes, evaluating country, counterparty and transaction risk issues, applying senior level oversight for the credit review process and seeking to ensure global consistency and quality of the credit portfolio. CPC/CARMC regularly reviews credit limits measuring country, geographic region and product concentrations, as well as impaired assets and recommended loan loss provisions.

All counterparties are assigned a credit rating as noted above. The intensity and depth of analysis is related to the amount, duration and level of risk being proposed together with the credit quality of the counterparty or issuer in question. Analysis is both quantitative and qualitative. Analysis is also forward looking, concentrating on economic trends and financial fundamentals. In addition, analysts make use of peer analysis, industry comparisons and other quantitative tools. Any final rating requires the consideration of qualitative factors relating to the company, its industry and management. The Credit Rating System, an internally developed quantitative model, is an integral component of CSFB's internal rating process and is also a key tool in ensuring the global consistency of ratings, particularly for counterparties that are not rated by external agencies.

In addition, all counterparty ratings are subject to the rating of the country in which they are domiciled. Analysis of key sovereign and economic issues for all jurisdictions is undertaken and these are considered when assigning the rating and risk profile for individual counterparties.

Counterparty credit exposures are monitored by Credit Exposure Management ("CEM"), a function within CRM, on an on-going basis against approved credit limits to determine the continued quality and creditworthiness of the counterparty and the transaction. The frequency and depth of the reviews are dictated by the associated risks of the exposures. CEM manages exposures based on a mark-to-market and potential exposure basis and has implemented a regular reporting cycle with early warning indicators to ensure that large exposures and potential problems are highlighted as early as possible. CEM actively manages and minimizes exposures that exceed CSFB's credit risk profile.

For business line management and reporting purposes, CSFB measures expected loss for the loan portfolio and for derivatives exposures over a specified time horizon (depending on the product) based upon the default probabilities assigned by the credit ratings to the borrowers/counterparties. This statistical measure of expected loss is referred to as the annual credit provision, or ACP. The purpose of the ACP is to reflect more accurately the true earnings of the loan or derivatives business by matching income with expected credit losses. For financial reporting purposes, specific credit loss provisions are established on a case-by-case basis taking into account the respective counterparty and/or transaction risk.

Credit risk associated with CSFB's trading and derivatives business is measured against counterparty limits on at least a daily basis. Credit risk is defined in terms of mark-to-market replacement value and potential exposure to maturity, which is based on volatility of the underlying market factors such as interest and foreign exchange rates. VAR analysis is conducted to estimate the potential effect of market volatility on the size of CSFB's counterparty credit exposures.

On a case by case basis, CSFB mitigates credit risk associated with its trading and derivatives business by taking collateral (normally consisting of cash and/or treasury instruments issued by G7 sovereigns) from counterparties. Typically, counterparties have two days to meet collateral (margin) calls and during this period CSFB has potential credit risk that the collateral will not be delivered, and mark-to-market exposure remains positive ("call period risk"). In the case of lower-rated counterparties, additional collateral may also be taken to cover potential call period risk. Collateral is managed and monitored by the Collateral Management Unit, a team of specialists independent of CRM and business line management.

Country Risk. Country risk is the risk of a substantial, systemic loss of value in the financial assets of a country or group of countries, which may be caused by dislocations in the credit, equity or currency markets. CSFB's four major operating divisions all assume country risk in a variety of ways. CPC/CARMC is responsible for setting of limits for this risk based on recommendations of CRM, SRM and CSFB's economists. In 1999, CSFB re-evaluated country risk limits for emerging markets, including extensive scenario testing, and CSFB's risk exposure to emerging markets countries was significantly reduced.

The measurement of exposures against country limits is undertaken by RMM. For trading positions, country risk is a function of the mark-to-market exposure of the position, while for loans and related facilities, country risk is a function of the amount that CSFB has lent or committed to lend. The day-to-day management of country exposure is assigned to each of the core businesses in accordance with its business authorizations and limit allocations. RMM and CRM provide independent oversight in an effort to ensure that the core businesses operate within their limits. CRM has the responsibility for periodically adjusting these limits to reflect changing credit fundamentals and business volumes. CPC/CARMC regularly reviews the status and creditworthiness of countries and adjusts country risk limits accordingly.

Settlement Risk. Settlement risk arises whenever the settlement of a transaction results in timing differences between the disbursement of cash or securities and the receipt of value from the counterparty. This risk arises whenever transactions settle on a "free of payment" basis and is especially relevant when operating across time zones.

CSFB seeks to minimize and manage settlement risk through its participation in regulated clearing and depository organizations, which offer delivery versus payment services. CSFB is also actively participating in the creation of new settlement systems. One such system is Continuous Linked Settlement, which aims to eliminate settlement risk in the field of foreign exchange trading. CLS is scheduled to be available in late 2001. In those markets in which these services do not exist, CSFB utilizes where possible agent banks that are instructed to exchange value for value.

In those instances where market convention and/or products preclude a value-for-value exchange, CSFB seeks to manage its risk through confirmation and affirmation of transaction details with counterparties. In addition, it also actively manages the timing of settlement instructions to its agents and the reconciliation of incoming payments in order to reduce the window of exposure. CRM considers these factors in deciding counterparty risk limits.

Legal Risk. CSFB faces significant legal risks in its businesses. Legal risks in the investment banking business include, among other things, disputes over the terms of trades and other transactions in which CSFB acts as principal; securities law disclosure and other liability in connection with transactions pursuant to which CSFB acts as underwriter, placement agent or financial adviser; the unenforceability or inadequacy of the documentation for some of the transactions in which CSFB participates; investment suitability concerns; compliance with the laws and regulations (including change in laws or regulations) of the many countries in which CSFB does business; and disputes with its employees. Some of these transactions or disputes result in potential or actual litigation that CSFB must incur legal expenses to defend.

The investment banking business is subject to extensive regulation by governmental and self-regulatory organizations around the world. A failure to comply with these regulations could result in regulatory investigations, fines, restrictions on some of CSFB's business activities or other sanctions. CSFB seeks to minimize legal risk through the adoption of compliance and other policies and procedures, continuing to refine controls over business practices and behavior, extensive employee training sessions, the use of appropriate legal documentation, and the involvement of the Legal and Compliance Department and outside legal counsel.

Operational Risk. Operational risk is the risk of direct and indirect loss arising from inadequacies of business processes, procedures or security, as well as the risk of losses due to human error or changes in the legal, political or business environments. Credit Suisse Group uses a group-wide framework to monitor and control such risks. CSFB is required to operate within this framework. CSFB has established a central Operational Risk Management team, together with specialist teams in key support departments such as the Operations Department. The central team reports to the head of RMM. The functional departments take responsibility for their own operational risks. Regular communication takes place between these managers of operational risk to achieve a common understanding of priorities and to develop reporting processes and other initiatives. Defining and striving for best practice in operational risk management methodology and techniques has been a major focus during 2000.

Operational risk is mitigated through effective and comprehensive staff training, policies, procedures and a system of internal controls. CSFB has longstanding resources in place to deal with the many aspects of operational risk control, for example a substantial legal and compliance department, an independent audit function, and many other functions to address specific operational risk issues. Such controls start with full segregation of duties, but also include risk management information and computer systems, communication networks and fraud detection. Trading units, for example, are kept strictly separate from back-office operations, with each area reporting to a different line of management. Independent pricing controls are in place and technical and organizational control mechanisms are designed in an effort to ensure that transactions are processed promptly and correctly. Development of specific operational risk management tools has begun with the consolidated capture and reporting of wide-ranging risk indicators to senior management. Statistical and qualitative analyses will show the relevance and usefulness of individual indicators as early warning signals. This reporting tool will provide senior management with a better overview of operational risks. Work on improving this reporting framework and evaluating, developing and implementing others will continue through 2001.

Reputational Risk. CSFB's policy is to avoid any action or transaction that has a potentially unacceptable level of risk to CSFB's reputation. Senior business managers are primarily responsible for the effect on CSFB's reputation of all the business that they conduct. If a transaction has any characteristics that might impair CSFB's reputation, the transaction must be put through a reputational risk review procedure before CSFB makes a commitment to the client or the transaction. This procedure includes approval from senior members of Regional Oversight and specific senior business managers. In addition, CSFB has an extensive system of functional controls, housed within the Legal and Compliance Department, CRM, New Business and Product and Financial Control that highlight potential reputational risk issues.

Risk Management at CSAM Business Unit

The CSAM business unit, being in the discretionary asset management business, does not take on proprietary positions other than through seed money investments to support its mutual fund business. CSAM established during 1997 a global function called Product Control and Risk Management, which includes both control of the investment processes and risk management. Control of the investment processes deals with performance measurement, risk measurement, conformance with client guidelines and ongoing review of investment processes to ensure that the client is getting the best possible asset management product with an appropriately controlled risk level. Risk management entails the operating, regulatory and compliance risks associated with the asset management business. The Product Control and Risk Management Department has set standards and implementation agendas for the CSAM business unit. Each regional unit has its own Product Control Manager and committee to implement the product control program. While the Legal and Compliance Department is a participant in the Product Control function, it remains a separate global function with independent compliance officers in every location where assets are managed. Legal and Compliance is responsible for implementing regulatory requirements, ensuring adherence to customer guidelines and industry practices and making sure that employees are aware of their regulatory responsibilities.

MANAGEMENT

The Bank is headed by Lukas Muehlemann as Chairman of the Board of Directors. In addition to its Chairman, the Board of Directors is composed of nine members. Each of the CSFB and CSAM business units has an Executive Board and a Chief Executive Officer. The CSFB business unit also has a Chairman and a Vice Chairman of the Executive Board and a President. The business unit Executive Boards and the Chief Executive Officers report directly to the Board of Directors of the Bank. The Bank has a Chief Financial Officer and there is a Chief Financial Officer of each business unit. A Coordination Committee, chaired by the Chief Financial Officer of the Bank and composed of the Chief Financial Officers of each business unit (and any other members appointed by them), is charged with the coordination of non-financial matters that concern both business units or the interests of the Bank. The Board of Directors of the Bank also has an Audit Committee and a Compensation and Appointments Committee. The following chart illustrates the management structure of the Bank.



Board of Directors of the Bank
Allen D. Wheat, Chief Executive Officer of CSFB
Executive Board of CSFB
Philip M. Colebatch, Chief Executive Officer of CSAM
Executive Board of CSAM
Coordination Committee
Chief Financial Officer of the Bank
Other executive officers of CSFB
Other executive officers of CSAM

Board of Directors

The Board of Directors of the Bank is responsible for the overall direction, supervision and control of the business of the Bank. The Board of Directors of the Bank is composed of the following individuals:

Name	Principal Occupation
Lukas Muehlemann Chairman	Chief Executive Officer of Credit Suisse Group
Peter Brabeck-Letmathe Vice Chairman	Chief Executive Officer and Vice Chairman of the Board of Nestle SA
Thomas W. Bechtler	Chairman of the Board of Directors of Zellweger Luwa Group
Marc-Henri Chaudet	Attorney-at-law
Gerald Clark	Vice-Chairman of the Board and Chief Investment Officer of the Metropolitan Life Insurance Company
Walter B. Kielholz	Chief Executive Officer and Director of Swiss Re
Thomas Schmidheiny	Chairman of the Board and Managing Director of Holderbank Financière Glaris Ltd.
Vreni Spoerry	Member of the Swiss Council of States
Aziz R.D. Syriani	President of The Olayan Group
Daniel L. Vasella	Chairman and Chief Executive Officer of Novartis International AG

Executive Boards

The Executive Boards and the Chief Executive Officers of CSFB and CSAM are responsible for the overall business activities of their respective business units and seek to reconcile issues relating to the various divisions within each business unit. Each member of each Executive Board is responsible for a core business or function within his or her business unit.

The current members of the Executive Board of CSFB and their primary areas of responsibility at CSFB are as follows:

Name	Primary Area of Responsibility
Joe L. Roby	Chairman of CSFB
Allen D. Wheat Chairman	Chairman of the Executive Board and Chief Executive Officer and President of CSFB and Member of the Executive Board of Credit Suisse Group
Richard E. Thornburgh Vice Chairman	Vice Chairman of the Executive Board, Chief Financial Officer of CSFB and the Bank, Head of Support, Chairman of the Coordination Committee and Member of the Executive Board of Credit Suisse Group
Paul Calello	Head of Equity Derivatives and Convertibles
Christopher Carter	Head of Global Equity Capital Markets and Head of European Investment Banking
Anthony F. Daddino	Chief Administrative Officer
Brady W. Dougan	Head of Equity Division
Bennett J. Goodman	Head of Leveraged Finance
Gates H. Hawn	Head of Financial Services
James P. Healy	Head of Emerging Markets
Stephen A.M. Hester	Head of Fixed Income Division
Hamilton E. James	Co-Head of Investment Banking Division
David C. Mulford	Chairman—International
John Nelson	Chairman—Europe
Trevor Price	Head of Developed Markets—Rates
Stephen E. Stonefield	Chairman—Pacific
Charles G. Ward III	Co-Head of Investment Banking Division
Joseph T. McLaughlin Ex-Officio	Executive Vice President, Legal and Regulatory Affairs
David P. Walker Secretary	Head of Strategic Planning

The current members of the Executive Board of CSAM and their primary areas of responsibility at CSAM are as follows:

Name	Primary Area of Responsibility
Phillip M. Colebatch	Chief Executive Officer and Member of the Executive Board of Credit Suisse Group
G. Moffett Cochran V	President of Americas
Toshio Fukuda	Head of Japan
Joseph D. Gallagher	Chief Financial Officer and Head of Europe
James McCaughan	Chief Executive Officer of Americas
Andrew McKinnon	Head of Australia
Robert Parker	Head of Global Institutional Distribution
Dilip Rasgotra	Head of Investment Policy Group
Laurence R. Smith	Chief Investment Officer
Heinrich Wegmann	Head of Switzerland and Global Retail Coordination

Coordination Committee

The Coordination Committee has representatives from CSFB and CSAM, and is chaired by Mr. Thornburgh, as the Chief Financial Officer of the Bank.

Compensation

The compensation of certain employees includes Credit Suisse Group stock or interests linked to Credit Suisse Group stock. The compensation of members of senior management may be based in part upon the performance of the business unit of which they are a part and the businesses for which they are responsible.

No member of the Board of Directors or of the management of the Bank has any interests in transactions effected by the Bank during the past or current financial year which are or were unusual in their nature or conditions or significant to the business of the Bank. For information on loans by the Bank to members of the Board of Directors or management, see page 48 of the Bank's Annual Report for 2000, which is attached as Annex I hereto.

REGULATION AND SUPERVISION

Switzerland

Overview of Regulatory Framework

The Bank operates under banking licenses granted by the FBC pursuant to the Swiss Federal Law on Banks and Savings Banks of 8 November 1934, as amended (the "Bank Law"), and its Implementing Ordinance of 17 May 1972, as amended (the "Implementing Ordinance"). In addition, the Bank holds securities dealer licenses granted by the FBC pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading of 24 March 1995 (the "Stock Exchange Act"). Banks and securities dealers must comply with certain reporting and filing requirements of the Swiss National Bank (the "National Bank"), particularly in connection with capital export regulations. In addition, banks and securities dealers must file an annual statement of condition and detailed monthly interim balance sheets with the National Bank and the FBC.

As a member of the Financial Action Task Force on Money Laundering from its inception, in August 1990 Switzerland adopted its first legislative measures aimed at the prevention of money laundering. This initiative was followed in 1991 by the issuance of the FBC guidelines for the combat and prevention of money laundering, the adoption in 1992 of the new Code of Conduct of the Swiss Bankers'

Association ("SBA") and the implementation of the Federal Statute concerning the Combat of Money Laundering in the Financial Sector on April 1, 1998. In the aggregate, these provisions impose on banks, securities dealers and other financial intermediaries strict duties of diligence when entering into business relationships with clients, including the duty to identify the business partner and the beneficiary owner of funds, and in transacting business with clients, such as special duties to clarify the background of unusual transactions, the duty to establish and keep records of transactions. The provisions also include a duty to freeze assets and to notify the Swiss authorities in the case of well-founded suspicions relating to money laundering activities and a duty of special care in dealing with so-called politically exposed persons.

Under the Bank Law and the Stock Exchange Act, Swiss banks and securities dealers are obligated to keep confidential the existence and all aspects of their relationships with customers. These customer secrecy laws do not, however, provide protection against criminal offences such as insider trading, money laundering activities or tax fraud. In particular, Swiss bank secrecy laws generally do not prevent the disclosure of information to courts and administrative authorities when banks are asked to testify under applicable federal and cantonal rules of civil or criminal procedure.

The FBC is the highest bank supervisory authority and is independent from the National Bank. Under the Bank Law, the FBC is responsible for the supervision of the Swiss banking system through the issuance of ordinances and circular letters to the banks and securities dealers it oversees. Among other things, the FBC has the power to grant and withdraw banking and securities dealer licenses, to enforce the Bank Law and the Stock Exchange Act and to prescribe the content and format of audit reports. The National Bank is a limited company whose share capital is held by the Swiss cantons and cantonal banks, private shareholders and public authorities. It is responsible for the implementation of those parts of the government's monetary policy that relate to banks and securities dealers, particularly in the area of foreign exchange. It publishes extensive statistical data on a monthly basis.

In addition, the Swiss regulatory framework relies on self-regulation through the SBA. The SBA issues a variety of guidelines to banks, such as the Risk Management Guidelines for Trading and the Use of Derivatives, which set out standards based on the recommendations of the Group of Thirty, the Basel Committee on Banking Supervision and the International Organization of Securities Commissions; the Portfolio Management Guidelines, which set standards for banks when managing customers' funds and administering assets on their behalf; and the Code of Conduct for Securities Dealers, which sets standards for professional ethics in the execution of securities transactions for customers.

Under the Bank Law, a bank's business is subject to inspection and supervision by an independent auditing firm that is licensed by the FBC. These auditors, which are appointed by the bank's board of directors, are required to perform a full-scale audit of the bank's financial statements and verify that the bank is in compliance with the provisions of the Banking Law and the Implementing Ordinance, as well as guidelines for self-regulation. The audit report is submitted to the bank's board of directors and copies are submitted to the FBC. In the event that the audit reveals violations of the law or other irregularities, the auditors must inform the FBC if the violation or irregularity is not cured within a time limit designated by the auditors, or immediately in the case of serious violations or irregularities which may jeopardize the security of creditors.

In 1999, the FBC established the Large Banking Groups Department (the "Department") which is responsible solely for supervising Credit Suisse Group (including the Bank) and UBS AG. The Department, which oversees all of the main businesses in which Credit Suisse Group and the Bank operate, supervises Credit Suisse Group and us directly through regular review of accounting, risk and structural information, regular meetings with management and on-site visits. The Department also coordinates the activities of the FBC with the external auditors of Credit Suisse Group and the Bank, as well as with the major foreign regulators of Credit Suisse Group and the Bank.

Effective February 1, 1997, the securities dealer activities of the Bank became subject to regulation under the Stock Exchange Act. The Stock Exchange Act regulates all aspects of the securities trading business in Switzerland, including regulatory capital, risk concentration, sales and trading practices, record-keeping requirements and procedures and periodic reporting procedures. The regulatory capital requirements and risk concentration limits for securities dealers are same for the Banks. Securities dealers, subject to minor exceptions, are supervised by the FBC.

The Bank's asset management activities in Switzerland include the establishment and administration of mutual funds registered for public distribution. In accordance with the Swiss law on mutual funds, this activity is conducted through a separate subsidiary of CSAM, Credit Suisse Asset Management Funds, which is under the supervision of the FBC.

Capital Requirements

Under the Bank Law, a bank must maintain an adequate ratio between its capital resources and its total risk-weighted assets. For purposes of complying with Swiss capital requirements, bank capital is divided into three main categories:

- Tier 1 capital (core capital)
- Tier 2 capital (supplementary capital)
- Tier 3 capital (additional capital)

Tier 1 capital primarily includes paid-in shares capital, reserves (defined to include retained earnings), capital participations of minority shareholders in fully consolidated subsidiaries, and the reserve for general banking risks and audited current-year profits, less anticipated dividends. Among other items, this is reduced by the Group's holdings of its own shares outside the trading book and goodwill. Tier 1 capital is supplemented for capital adequacy purposes by Tier 2 capital, which consists primarily of hybrid capital and subordinated debt instruments. A further supplement is Tier 3 capital, which consists of certain unsecured subordinated debt obligations with repayment restrictions. The sum of all three capital tiers, less non-consolidated participations in the industries of banking, finance and insurance, equals total capital.

With effect from February 1, 1995, the Implementing Ordinance was amended to bring Swiss capital requirements more in line with those imposed elsewhere, to take into consideration the risks attached to off-balance sheet activities and to reflect more fairly the different levels of risk inherent in different levels of activity. The revised regulations include a number of the key elements of the BIS, many of which were already, in substance, part of Swiss requirements.

Under a decree issued by the FBC in 1998 (the "Decree"), the Bank is required to maintain a minimum capital ratio of 8%, calculated by dividing total eligible capital by aggregate risk-weighted assets, measured on a consolidated basis. Statements of required and existing regulatory capital must be completed semi-annually on a consolidated basis. The Bank is required to submit its annual statement of condition to the National Bank. The National Bank may demand further disclosures from banks concerning their financial condition as well as other kinds of information relevant to regulatory oversight. For information on the Bank's actual capital ratios, please refer to "Operating and Financial Review and Prospects—Funding and Capital Strategy—Capital Strategy".

Liquidity Requirements

Banks are required to maintain specified measures of primary and secondary liquidity under Swiss law.

Primary liquidity is measured by comparing Swiss franc-denominated liabilities to liquid assets in Swiss francs. For this purpose, liabilities are defined as balances due to banks and due to customers, due on demand or due within three months, as well as 20% of deposits in savings and similar accounts. Under current law, a bank's liquid assets must be maintained to a level of at least 2.5% of these kinds of liabilities.

Secondary liquidity is measured by comparing the total of liquid assets and "easily realizable assets" with the total of "short-term liabilities".

The Bank is required to file with the FBC and the National Bank monthly statements reflecting its primary liquidity position and quarterly statements reflecting its secondary liquidity position.

Risk Concentration

Under Swiss law, banks and securities dealers are required to ensure diversification of risk. Credit granted to any single customer and an investment in any single undertaking must bear an adequate relationship to the bank's equity, taking into acount counterparty risks and the nature of existing securities. A bank's overall weighted risk exposure to a single counterparty may not exceed a prudent level; risk exposures exceeding 10% of a bank's capital base, a so-called large exposure, must be reported to the bank law auditor, and no single counterparty may account for more than 25% of a bank's capital base; risk exposures exceeding this threshold must be reported to the bank law auditor and to the FBC. The aggregate of all large exposure positions must not exceed 800% of the capital base.

Accounts

The Bank is required to submit our annual statement of condition and detailed monthly interim balance sheets to the National Bank. The National Bank may demand further disclosures from banks concerning their financial condition as well as other kinds of information relevant to the regulatory oversight responsibilities of the National Bank.

Like all Swiss joint stock corporations, the Bank is also required by law to have statutory auditors who are appointed by the shareholders and deliver an auditor's report to the annual general meeting of shareholders.

The statutory auditors and the auditors licensed by the FBC for the Bank are presently KPMG Klynveld Peat Marwick Goerdeler SA, Badenerstrasse 172, 8004 Zurich, Switzerland ("KPMG"). The Bank's accounts as of and for the years ended December 31, 2000, December 31, 1999 and December 31, 1998 were audited by KPMG.

United States

Banking

The Bank operates a bank branch in New York (the "New York Branch"). The New York Branch is licensed by the state banking authority in New York and is subject to regulation and examination by its licensing authority. Because the New York Branch does not engage in "retail" deposit taking, it is not required to be, and is not, a member of the Federal Deposit Insurance Corporation (the "FDIC"). Accordingly, the FDIC does not insure its deposits.

The New York Branch is licensed by the Superintendent of Banks of the State of New York (the "Superintendent"), under the New York Banking Law (the "NYBL"). The New York Branch is examined by the New York State Banking Department and the Federal Reserve Bank of New York and is subject to banking laws and regulations applicable to a foreign bank that operates a New York branch. Under the NYBL and currently applicable regulations, the New York Branch must maintain with banks in the State of New York eligible assets in an amount generally equal, with certain exclusions, to five percent of the liabilities of the New York Branch, as security for the benefit of depositors and other creditors of the New York Branch. The NYBL also empowers the Superintendent to require branches of foreign banks to maintain in New York specified assets equal to such percentage of the branches' liabilities as the Superintendent may designate. This percentage is currently set at zero percent, although the Superintendent may impose specific asset maintenance requirements upon individual branches on a case-by-case basis. The Superintendent has not prescribed such a requirement for the New York Branch.

The NYBL authorizes the Superintendent to take possession of the business and property of a foreign bank's New York branch under circumstances similar to those that would permit the Superintendent to take possession of the business and property of a New York State-chartered bank. These circumstances include the following:

- violation of any law;
- conduct of business in an unauthorized or unsafe manner;
- capital impairments;
- suspension of payment of obligations;
- liquidation of a foreign bank in the jurisdiction of its domicile; or
- existence of reason to doubt a foreign bank's ability to pay in full certain claims of its creditors.

Pursuant to the NYBL, when the Superintendent takes possession of a New York branch, it succeeds to the branch's assets and the assets of the foreign bank located in New York. In liquidating or dealing with the branch's business after taking possession of the branch, the Superintendent shall accept for payment out of these assets only the claims of creditors (unaffiliated with the Bank) that arose out of transactions with the New York branch. After such claims are paid, the Superintendent would turn over the remaining assets, if any, to the foreign bank or to its duly appointed liquidator or receiver.

The New York Branch is generally subject under the NYBL to the same single borrower lending limits applicable to a New York State-chartered bank, except that for the New York Branch such limits, which are expressed as a percentage of capital, are based on the capital of the Bank on a global basis.

In addition to being subject to various state laws and regulations, the Bank's operations are also subject to federal regulation, primarily under the International Banking Act of 1978, as amended (the "IBA"), and the amendments to the IBA made pursuant to the Foreign Bank Supervision Enhancement Act of 1991 ("FBSEA"), and to examination by the Board of Governors of the Federal Reserve System (the "Board") in its capacity as the Bank's U.S. "umbrella supervisor." Under the IBA, as amended by FBSEA, all branches and agencies of foreign banks in the United States are subject to reporting and examination requirements similar to those imposed on domestic banks that are owned or controlled by U.S. bank holding companies, and most U.S. branches and agencies of foreign banks, including the New York Branch, are subject to reserve requirements on deposits and to restrictions on the payment of interest on demand deposits pursuant to regulations of the Board.

Among other things, FBSEA provides that a state-licensed branch or agency of a foreign bank may not engage in any type of activity that is not permissible for a federally-licensed branch or agency of a foreign bank unless the Board has determined that such activity is consistent with sound banking practice. FBSEA also subjects a state branch or agency to the same single borrower lending limits applicable to national banks and these limits are based on the capital of the entire foreign bank. Furthermore, FBSEA authorizes the Board to terminate the activities of a U.S. branch or agency of a foreign bank if it finds that:

- the foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country; or
- there is reasonable cause to believe that such foreign bank, or an affiliate, has violated the law or engaged in an unsafe or unsound banking practice in the United States, and as a result, continued operation of the branch or agency would be inconsistent with the public interest and purposes of the banking laws.

If the Board were to use this authority to close the New York Branch, creditors of the New York Branch would have recourse only against the Bank's head office, unless the Superintendent or other regulatory authorities were to make alternative arrangements for the payment of the liabilities of the New York Branch.

Non-Banking Activities

Pursuant to the IBA, the Bank Holding Company Act of 1956, as amended (the "BHCA") imposes significant restrictions on the Bank's U.S. non-banking operations and on its worldwide holdings of equity in companies operating in the United States. Historically, the Bank's U.S. non-banking activities were principally limited to activities that the Board found to be a proper incident to banking or managing or controlling banks or another exemption applied (such as certain "grandfather rights" accorded to certain business units within the Bank pursuant to the IBA). Moreover, prior Board approval was required to engage in new activities and to make non-banking acquisitions in the United States.

The Gramm-Leach-Bliley Act ("GLBA"), which was signed into law in November 1999 and became effective in most respects in March 2000, significantly modified these restrictions. Once GLBA took effect in March 2000, qualifying bank holding companies and foreign banks that become "financial holding companies" were permitted to engage in a substantially broader range of non-banking activities in the United States, including insurance, securities, merchant banking and other financial activities, in many cases without prior notice to, or approval from, the Board or any other U.S. banking regulator. GLBA does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature.

Certain provisions of the BHCA governing the acquisition of U.S. banks were not affected by the GLBA. Accordingly, as was the case prior to enactment of GLBA, the Bank is required to obtain the prior approval of the Board before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any U.S. bank or bank holding company. Under the BHCA and regulations issued by the Board, the New York Branch is also restricted from engaging in certain "tying" arrangements involving products and services.

Under GLBA and related Board regulations, Credit Suisse Group became a financial holding company effective March 2000. To qualify as a financial holding company, Credit Suisse Group was required to certify and demonstrate that the Bank was "well capitalized" and "well managed." These standards, as applied to Credit Suisse Group, are comparable to the standards U.S. domestic banking organizations must satisfy to qualify as financial holding companies. In particular, the Bank is required to maintain capital equivalent to that of a U.S. bank, including a Tier 1 risk-based capital ratio of at least 6 percent and total risk-based capital ratio of at least 10%. If in the future Credit Suisse Group (including the Bank) ceases to be well-capitalized or well-managed, or otherwise fails to meet any of the requirements for financial holding company status, then, depending on which requirement Credit Suisse Group (and the Bank) fails to meet, Credit Suisse Group (and the Bank) may be required to discontinue newly-authorized financial activities or terminate the New York Branch or Credit Suisse Group's other banking offices in the United States.

GLBA and the regulations issued thereunder contain a number of other provisions that could affect the Bank's operations and the operations of all financial institutions. One of the new provisions relates to the financial privacy of consumers. In addition, effective May 2001, the so-called "push-out" provisions of GLBA will narrow the exclusion of banks (including the New York Branch) from the definitions of "broker" and "dealer" under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, it is likely that certain securities activities currently conducted by the New York Branch will need to be restructured or transferred to one or more U.S. registered broker-dealer affiliates.

At this time, the Bank is unable to predict the effect GLBA may have on it or its subsidiaries' financial condition or results of operations.

In the United States, the Commission is the federal agency primarily responsible for the regulation of broker-dealers and investment advisors and investment companies, and the Commodity Futures Trading Commission (the "CFTC") is a federal agency primarily responsible for the regulation of futures commission merchants. In addition, the Department of the Treasury and the Municipal Securities Rulemaking Board have the authority to promulgate rules relating to U.S. government and agency securities and to municipal securities. The Municipal Securities Rulemaking Board promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers and investment advisors are subject to regulation by industry self-regulatory organizations, including the National Association of Securities Dealers, Inc. (the "NASD"), the New York Stock Exchange (the "NYSE") and the National Futures Association (the "NFA"), as well as by state authorities.

The Bank's investment banking business includes broker-dealers registered with the Commission, all 50 states of the United States, the District of Columbia and Puerto Rico, and the CFTC as a futures commission merchant. As a result of these registrations, and memberships in self-regulatory organizations such as the NYSE, the NASD and the NFA, the investment banking business of the Bank is subject to overlapping schemes of regulation covering all aspects of its securities and futures activities. Such regulations cover matters including:

- capital requirements;
- the use and safekeeping of customers' funds and securities;
- record-keeping and reporting requirements;
- supervisory and organizational procedures intended to ensure compliance with securities and commodities laws and the rules of the self-regulatory organizations;
- supervisory and organizational procedures to prevent improper trading on "material non-public" information;
- employee-related matters;
- limitations on extensions of credit in securities transactions;
- required procedures for trading on securities exchanges and in the over-the-counter market; and
- procedures for the clearance and settlement of trades.

A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, U.S. broker-dealers in some instances may be required to make "suitability" determinations as to certain customer transactions, are limited in the amounts that they may charge customers, cannot trade ahead of their customers or engage in other fraudulent trading practices and must make certain required disclosures to their customers.

The broker-dealers' operations are also subject to the Commission's net capital rule, Rule 15c3-1 (the "Net Capital Rule"), promulgated under the Exchange Act, which requires the maintenance of a certain level of minimum net capital. The Net Capital Rule also limits the ability of broker-dealers to transfer large amounts of capital to parent companies and other affiliates. Compliance with the Net Capital Rule could limit those of the Bank's operations that require intensive use of capital, such as underwriting and trading activities and the financing of customer service balances and also could restrict the Bank's ability to withdraw capital from its broker-dealer subsidiaries, which in turn could limit its ability to pay dividends and make payments on its debt.

As registered futures commission merchants, the Bank's broker-dealers are subject to the capital and other requirements of the CFTC under the Commodity Exchange Act. These requirements include the provision of certain disclosure documents, prohibitions against trading ahead of customers and other fraudulent trading practices, provisions as to the handling of customer funds and reporting and record-keeping requirements.

The investment bank and asset management businesses are investment advisors registered and regulated under the U.S. Investment Advisors Act of 1940, as amended, and the Commission's rules and regulations thereunder. The Bank's asset management business provides primarily discretionary asset management services to individuals, corporations, public pension funds and registered and unregistered mutual funds. The U.S. registered mutual funds which the Bank advises are regulated by the Investment Company Act of 1940, as amended, and the Commission's rules and regulations thereunder. For pension fund clients, the Bank is subject to the Employee Retirement Income Security Act of 1974, as amended, and similar statutes. These regulations provide, among other things, for the way in which client assets should be managed from a portfolio philosophy, diversification and management perspective. In addition, these regulations impose limitations on the ability of investment advisors to charge performance-based or non-refundable fees to clients, record-keeping and recording requirements, disclosure requirements and limitations on principal transactions between an advisor or its affiliates and advisory clients, as well as general anti-fraud prohibitions. Finally, as some of the investment vehicles which the Bank advises are commodity pools, the Bank is subject to the Commodity Exchange Act for such clients.

The Bank's investment banking and asset management operations may also be materially affected not only by regulations applicable to them as financial market intermediaries, but also by regulations of general application. For example, the volume of the Bank's underwriting, mergers and acquisitions and merchant banking businesses could be affected by, among other things, existing and proposed tax legislation, anti-trust policy and other governmental regulations and policies (including the interest rate policies of the Board) and changes in interpretation and enforcement of various laws that affect the business and financial communities. From time to time, various forms of anti-takeover legislation and legislation that could affect the benefits associated with financing leveraged transactions with high-yield securities have been proposed that, if enacted, could adversely affect the volume of merger and acquisition and merchant banking businesses, which in turn could aversely affect the Bank's underwriting, financial advisory and trading revenues.

United Kingdom

The London branch of the Bank (the "London Branch") and an affiliated entity, CSFBi, are "authorized institutions" under the Banking Act of 1987 (the "Banking Act") and are subject to the supervision of the Financial Services Authority (the "FSA"), which has replaced the Bank of England as the regulator of authorized banks. The Bank is also a Listed Money Market Institution under Section 43 of the Financial Services Act and the Bank's wholesale money markets activities are subject to supervision in the United Kingdom by the FSA.

"Authorized institutions" will be automatically authorized under the Financial Services and Markets Act without further action. Despite the adoption of a sole regulator for the financial services industry, the basic framework for regulation of authorized institutions under the new regime will remain similar to the present regulatory structure, although it is not yet possible to assess precisely the impact of the new regime, as many significant details which could affect the regulation of banks will be brought about by secondary legislation, the terms of which are not yet public or final. Adapting to the new Act and its subsidiary regulations represents a significant challenge, in terms of management time and resources, for the Bank's businesses in the United Kingdom.

The FSA has adopted a risk-based approach to the supervision of banks. Under this approach, the FSA performs a formal risk assessment of every bank or banking group in the United Kingdom during each supervisory period, which varies in length according to the risk profile of the bank. The FSA performs the risk assessment by analyzing information that it receives during the normal course of its supervision, such as regular prudential and statistical returns on the financial position of the bank, or it acquires through a series of meetings with senior management of the bank. After each assessment, the FSA will inform the bank of its view on the bank's risk profile, including details of any remedial action the FSA requires the bank to take. The FSA may impose a wide variety of sanctions on a bank, including an increase in the bank's capital ratios and revoking the bank's authorization.

In January 2000, the FSA set out its proposals for a new risk-based regulatory approach to all financial business that will integrate and simplify the different approaches adopted by current regulators. Under the new approach, each firm's risk will be assessed on a common FSA-wide model covering the firm's business risks, control risks, and customer risks together with an assessment of the potential impact on consumer protection and market stability of financial or compliance failure in that firm. The new approach will be introduced in late-2002. The FSA's objective is to create a single set of prudential requirements organized according to risk category with sections containing rules and guidance on credit risk, market risk, operational risk and insurance risk, as well as capital adequacy and consolidated supervision.

The London Branch is subject to Swiss Bank Law requirements in respect of capital adequacy and large exposures. The FSA requires CSFBi to maintain a certain minimum capital adequacy ratio of total capital to risk-weighted assets and to report large exposures. Schedule 3 of the Banking Act requires all banks operating in the United Kingdom to maintain adequate liquidity in order to conduct business in a prudent manner and meet their obligations as they fall due.

Although the FSA is the lead regulator of banks in the United Kingdom, the Bank's activities that are "investment business" for the purposes of the Financial Services Act, such as acting as an intermediary, adviser, arranger, dealer or underwriter in certain types of investments, are also subject to regulation and supervision by the Securities and Futures Authority ("SFA"). This includes compliance with SFA rules relating to the treatment of client money and customer assets. Following the enactment of the Financial Services and Markets Act, the FSA will assume the supervisory functions of the SFA.

The financial services that are subject to oversight by U.K. regulators are regulated in accordance with E.U. directives requiring, among other things, compliance with certain capital adequacy standards, customer protection requirements and conduct of business rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the E.U. countries in which the Bank operates and are broadly comparable in scope and purpose to the regulatory capital and customer protection requirements imposed under applicable U.S. law.

The Bank's London broker-dealer subsidiaries are subject to regulation by the SFA. The SFA is one of three self-regulatory organizations that regulate most investment business in the United Kingdom. It is responsible for regulating most aspects of an investment firm's business, including its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals, and periodic reporting and settlement procedures.

The Bank's London-based asset management companies are also subject to regulation by another self-regulatory organization, the Investment Management Regulatory Organization ("IMRO"). IMRO is responsible for regulating the field of investment management, in respect of all managed funds, including pension funds, unit trusts and other investment trusts and funds.

As part of the reform of the regulation of financial markets in the United Kingdom, the supervisory functions of the self-regulatory organizations, such as the SFA and IMRO, will be taken over by the FSA.

BUSINESS CONSIDERATIONS

The Bank faces intense competition from various types of firms, in all aspects of its business and throughout the world. The types of firms with which it competes include brokers and dealers in securities and commodities, investment banking firms, commercial banks, merchant banks, asset management entities and other firms offering financial services. The principal competitive factors influencing the Bank's business are its ability to attract and retain high-quality professional staff, its reputation in the market place, its client relationships and its mix of market and product capabilities.

Certain of the firms with which the Bank competes have greater capital and other resources than the Bank. The Bank's ability to access capital at competitive rates (which is generally dependent on the Bank's credit ratings) and commit capital are important competitive factors in relation not only to generating potentially higher sales and trading revenues, but also attracting business opportunities involving the facilitation of major transactions by clients. The Bank has also experienced significant price competition in certain of its businesses. For example, competition has reduced underwriting spreads on certain products or in certain markets, and competition from alternative trading systems is reducing fees and commissions. As private equity and merchant banking funds grow and proliferate, competition to raise private capital and to find and secure attractive investments is accelerating. In addition, the Bank's activities are subject to various risks including defaults or moratoriums by sovereign and corporate borrowers, volatile trading markets, currency risk, national economic and political risk, and fluctuations in the volume of market activity.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN SWISS GAAP AND U.S. GAAP

Accounting principles applicable to Swiss banks are to a large extent shaped by Swiss law as embodied in the Swiss Federal Law on Banks and Savings Banks of 1934 as amended through September 28, 1999, the Implementing Ordinance on Banks and Savings Banks of 1972 as amended through November 30, 1999, and the Guidelines of the Federal Banking Commission concerning the Preparation of Financial Statements as amended through October 28, 1999. The principles conform in essence to the fourth and seventh guidelines of the European Union ("EU") and to the EU guidelines on the preparation of accounts for banking institutions. However, the Swiss accounting rules contain no provision equivalent to Article 37 of the EU guidelines on the preparation of accounts for banking institutions (undervaluation of certain types of assets or overstated provisions). The consolidated financial statements are required to provide a true and fair view of the financial position, and of the results of operations and cash flows, of the Bank. Such principles, however, vary from those generally accepted in the United States in the following significant respects.

Financial Statement Presentation

In general, in Switzerland the presentation of financial statements for banks is specifically prescribed in the Implementing Ordinance on Banks and Saving Banks and the related guidelines to the accounting rules as promulgated by the FBC. Although the financial disclosure is detailed, it does not necessarily fully conform with U.S. GAAP for banks. In addition, minority interests, including preferred shares of subsidiaries, are included in shareholders' equity under Swiss GAAP, and net profit (loss) includes the minority interest share thereof. Under U.S. GAAP, minority interests comprise a separate category outside of shareholders' equity, and the minority interest in operating results is subtracted in arriving at net profit (loss).

Under U.S. GAAP, certain movements in shareholders' equity are recorded as "other comprehensive income" rather than reported directly through the income statement. Such movements include foreign currency translation adjustments, unrealized gains and losses on available for sale securities and minimum pension liability adjustments, which are reversed and recorded through the current income statement when the related assets or liabilities are realized. Under U.S. GAAP, the components of comprehensive income are displayed as a primary financial statement.

Under Swiss GAAP, the statement of changes in shareholders' equity is shown as a note to the financial statements, whereas under U.S. GAAP it is a primary financial statement.

Under Swiss GAAP, disclosure of earnings per share, both basic and diluted, is normally provided as part of management commentary in the annual report, whereas under U.S. GAAP earnings per share is part of the financial statements.

Parent Company Financial Statements

In Switzerland, in addition to preparing consolidated financial statements, Swiss banking organizations prepare and publish financial statements on an unconsolidated basis wherein subsidiaries ("permanent holdings") are carried on the basis of historical cost less provisions for impairment in value. Income from subsidiaries is recorded on the basis of dividends declared and paid. As economically unnecessary reserves (as described below) are permitted, these financial statements do not provide a true and fair view of the financial position or operations of the Bank.

Under U.S. GAAP, unconsolidated financial statements are only prepared in limited situations and the equity method of accounting is used for unconsolidated subsidiaries.

Goodwill

The difference between investor cost and underlying equity in investee net assets, based on fair values at the date of the change of interest, is designated as goodwill under Swiss GAAP and U.S. GAAP.

Under Swiss GAAP, goodwill arising on acquisitions of subsidiaries and associated undertakings is amortized over its estimated useful life on a straight line basis, with adjustments, if any, for impairment. The amortization term may not be longer than five years, unless a longer period, which cannot exceed 20 years, is justified.

Under U.S. GAAP, goodwill is amortized through income over the period of estimated benefit up to a maximum of 40 years (generally not greater than 20 years for a financial institution). Goodwill is subject to an impairment analysis. Under some circumstances, a new parent's basis in assets and liabilities in the books of the purchased companies, including goodwill, is "pushed down" to the subsidiary.

Provisions and Reserves for Possible Loan Losses

Swiss banking organizations determine the provision for risk of loss on loans based upon estimated amounts for risk attached to each individual exposure (made on a continuous basis) plus provisions for general risks attached to loans, receivables and contingent accounts, without allocation to specific borrowers. The resulting reserve for loan losses related to individual exposures is normally shown as a valuation allowance deducted from loans, although it can also be included as part of "writedowns and provisions", within liabilities. The notes to the financial statements provide a reconciliation of movements of provisions, as well as the portion of the writedown, directly deducted from assets.

Under U.S. GAAP, for loans evaluated individually, the reserve for loan losses is based on the present value of expected future cash flows, discounted at the individual loans' effective interest rate or, as a practical expedient, at the individual loans' observable market value or fair value of the collateral if the loan is collateral-dependent. For groups of similar loans evaluated on an aggregate basis, the reserve is based on a review of loss trends and current conditions. The reserve is presented as a valuation allowance deducted from loans.

Trade Date and Settlement Date Accounting

Under Swiss GAAP, all transactions consummated as of the balance-sheet date are to be recorded and valued in accordance with trade date or settlement date accounting principles. The accounting policy selected must be applied consistently in the single-company and consolidated financial statements and must be disclosed in the notes to the financial statements. A transition period of until December 31, 2004 is provided to ensure consistent treatment in the consolidated financial statements.

Under U.S. GAAP, banking institutions prepare financial statements using trade date accounting. Net unsettled receivables and payables from transactions are therefore recorded in the balance sheet.

Securities, Precious Metals and Derivative Financial Instruments

Swiss banks identify securities as either trading or held for investment on date of purchase, differentiated by initial intent and ability to hold acquired securities. Equity and debt securities which are quoted or traded on a representative market or for which the fair value may be reliably measured and which are identified as trading are valued at fair value with unrealized gains and losses included in earnings. Equity and debt securities which are not identified as trading securities and are not intended to be held until maturity, including private equity investments, are recorded at the lower of cost or fair value. Precious metal positions identified as trading positions are recorded at the fair value at the balance sheet date. Derivative financial instruments are marked to market with the resulting positive and negative replacement value shown under "other assets" and "other liabilities". Where management has the intent and ability to hold a debt security to maturity, such securities are designated as held to maturity. Held-to-maturity debt securities are reported at amortized cost less necessary provisions when management has serious doubts about the future repayment of the principal and future interest receivables. Profits or losses arising from the early redemption of held-to-maturity securities or their sale before final maturity are deferred over their remaining lifetime. Swiss banks report holdings of own shares or debt securities as assets along with third party securities, with gains and losses reported through the income statement.

In the United States, securities, including derivative financial instruments, are classified as held-to-maturity ("HTM") (possible for debt securities only) or available for sale ("AFS") or trading, differentiated by the initial intent and ability to hold acquired securities to maturity or to hold for market opportunities. Designations must be made at the date a security is acquired and changes in designation are rare. HTM debt securities are carried at amortized cost with provision for impairment, which is other than temporary. Securities which are classified as trading are reported at fair value with unrealized gains and losses included in earnings. Investments not classified as trading securities nor as HTM are classified as AFS. These are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. Upon sale, realized gains and losses are reported in earnings. Private equity investments are accounted for at fair value, with gains and losses reported through earnings. Holdings of own shares are reported as "treasury stock" under U.S. GAAP, and shown as a deduction from stockholders' equity. Gains and losses from sales of own shares are not reported as income.

As of January 1, 2001, companies in the United States are required to change their method of accounting for derivatives, such that all derivatives are reported at fair value, and the requirements to obtain hedge accounting treatment are more restrictive (see further discussion under "Hedging" below). Additionally, under these rules embedded derivatives must be separately identified and most must be accounted for as freestanding derivatives.

Loan Origination Fees

Under Swiss GAAP, loan origination fees are deferred and amortized on a straight line basis over the life of the respective facility as an adjustment to the loan yield. The related costs are expensed as incurred and included in operating expenses.

Under U.S. GAAP, the "net" of origination fees and direct origination costs are amortized on a yield to maturity basis over the life of the respective facility. Origination costs represent the direct costs incurred to originate the new loan, including time spent on evaluating the prospective borrower's financial condition, negotiating the loan terms and other various incremental costs. The amortization of the net fees and costs is included as an adjustment to the loan yield.

Applicable Income Taxes

Under both Swiss GAAP and U.S. GAAP, a current tax liability or asset is recognized for the estimated tax payable or refundable on tax returns for the current year and a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences. Temporary differences result from differences in the timing of recognition of assets, liabilities, revenue and expenses for tax and accounting purposes. Deferred tax assets arising from loss carryforwards are generally not recognized under Swiss GAAP. Under U.S. GAAP, a valuation allowance is raised against a deferred tax asset where it is more likely than not that some portion of the deferred tax asset will not be realized.

Pension Accounting and Post-Retirement Benefits Other than Pensions

Neither pension accounting nor accounting for post-retirement benefits other than pensions ("OPEBs") are specifically dealt with under Swiss banking law. Most Swiss banks operate defined contribution plans and do not offer OPEBs. Pension expenditure for defined contribution plans is recognized using the accrual method of accounting based upon the defined contributions.

Under U.S. GAAP, pension funds are classified either as defined contribution or defined benefit plans. The accounting for defined contribution plans uses the accrual method. The accounting for a defined benefit plan requires the explicit use of actuarial assumptions. Periodic pension costs comprise the net of service cost, interest cost, return on plan assets, amortization of deferred gains and losses and amortization of transition amounts. The provision for periodic pension costs is recorded in the income statement regardless of current year funding status. An asset or liability should be recognized for the differences between the accrued pension cost and the amount actually contributed to the plan. The fundamental concepts for recognizing OPEB cost are consistent with those for pension accounting.

Legal and Other Reserves

Under Swiss law, certain categories of reserves appear in the shareholders' equity section of the consolidated balance sheet and arise from allocations of portions of annual net income under the headings "capital reserves" and "revenue reserves".

Allocations to the "capital reserve" are required by Swiss law, which stipulates that Swiss companies must allocate at least 5% of their annual net income to a non-distributable reserve designed to cover losses and to allow for write-offs. The allocations must continue until this reserve reaches 20% of the share capital. Even after the reserve reaches the legally prescribed level, the following allocations have to be made to it until the reserve equates to 50% of share capital: (1) any premium in excess of par value resulting from an offering of shares after deduction of issuing expenses; and (2) 10% of the amounts which are distributed as a share of profits after payment of a dividend of 5%.

No similar requirements exist under U.S. GAAP.

Reserve Against General Banking Risks

Swiss banking law expressly provides that management may establish a reserve against general banking risks ("RGBR"). Although RGBR is referred to as a reserve under Swiss Banking Law for financial reporting purposes, it does not fall under the category of liabilities. RGBR is established as a component of shareholders' equity and qualifies as Tier 1 Capital. RGBR is not available to shareholders for distribution. Swiss Banking Law requires that opening and closing balances including movements during the year be disclosed in the notes to the financial statements. Allocation to or release from RGBR is reported as extraordinary expense or extraordinary income, respectively, in the year in which it is made. The determination of the level of RGBR is at the discretion of management.

U.S. GAAP does not permit the establishment of general reserves as a component of shareholders' equity.

Extraordinary Items

Under Swiss GAAP, extraordinary items include prior period adjustments and transactions or events that are not related to recurring operations as well as movements in the reserve against general banking risks.

Under U.S. GAAP, very few items qualify as extraordinary items. Events and transactions are presumed to be ordinary and usual activity, unless the evidence clearly supports their classification as extraordinary items.

Discontinued Operations

Under Swiss GAAP, the results of discontinued operations are included on a line by line basis in the income statement until the date of sale.

Under U.S. GAAP, the results of operations of a disposed segment are presented separately from the results of continuing operations.

Money Market Instruments

In Switzerland, all money market instruments held are separately disclosed in the balance sheet with the related income included as part of interest income.

Under U.S. GAAP, money market instruments which are considered as part of the trading portfolio are included as trading account assets.

Transfers of Financial Assets

Under U.S. GAAP, de-recognition of financial assets, including assets transferred or sold to special purpose vehicles, is allowed only when the owner fulfils certain defined criteria demonstrating the surrender of control of such assets. Under Swiss GAAP, no similar restrictions apply to transfers of financial assets. The relevant accounting treatment is driven by general Swiss GAAP principles, such as the principle of "substance over form".

Business Combinations

Under Swiss GAAP, contingent payments made in relation to acquisitions are included as part of the purchase price of the business acquired. Under U.S. GAAP, such payments must be examined to determine whether they must be included in operating expenses.

Stock-Based Compensation

U.S. GAAP permits the recognition of compensation expense on the grant date for the estimated fair value of the equity instrument issued, or based on the intrinsic value of equity instrument issued, with disclosure of the pro forma effect of share compensation plans on net profit and earnings per share as if the fair value had been recorded. The Bank has chosen to record its obligations for stock compensation plans awarding Credit Suisse Group shares using the intrinsic value method.

Share Option Plans

Under Swiss GAAP, no compensation expense is recognised when newly issued shares are issued to employees, such as those Credit Suisse Group shares issued under the Bank's share option plans.

Under U.S. GAAP, certain of the Bank's share option plans are considered variable, primarily because they may be settled in cash and have performance based features. Under variable plan accounting, the change to the intrinsic value at each period end is recorded through the income statement until both the number of shares to be issued and the exercise price are known (measurement date).

Share Award Plans

Under Swiss GAAP, compensation expense is recognized when shares are purchased in the market for subsequent issuance under CSFB's share-based compensation plans.

Under U.S. GAAP, for certain of the Bank's share award plans, when the exercise price of the shares granted are equal to the market value at the measurement date, no compensation expense is recorded.

Netting

The netting of assets and liabilities as well as income and expenses is in principle prohibited under Swiss GAAP. The two main exemptions therefrom are as follows. Receivables and payables arising from transactions of the same type with the same counterparty, with the same or earlier maturity and in the same currency and which cannot lead, either on the balance sheet date or up to the maturity of the transactions, to a counterparty risk can be netted. Also, subject to the existence of enforceable netting agreements, positive and negative replacement values of derivative financial instruments can be offset.

Under U.S. GAAP, netting of assets and liabilities is sometimes permitted when a right of set-off exists. Fair value amounts for forwards, interest rate swaps, currency swaps and options with the same counterparty under a global netting agreement may be offset with the net fair value reported as an asset or liability in the balance sheet.

Under similar circumstances, repurchase and resale transactions and securities loaned and borrowed transactions may be netted when certain conditions with respect to the clearing facility and banking arrangements are met.

Hedging

Under Swiss GAAP, dynamic hedging (involving frequent purchases and sales of derivatives to maintain specific hedge ratio or coverage) and macro hedging (hedging on a portfolio basis) is permitted, allowing hedge accounting treatment (i.e., deferral of the hedging gains and losses to be recognized in the same periods as the income and expense from the hedged items). Under U.S. GAAP, macro and dynamic hedging strategies do not qualify for hedge accounting treatment. Additionally, as of January 1, 2000, SEC rules do not permit hedge accounting treatment for transactions in which the intercompany trading counterparty does not lay off its risk on a one-for-one basis to external counterparties.

As of January 1, 2001, companies in the United States must apply new derivative accounting rules which change hedge accounting treatment such that changes in the fair value of fair value hedges are recorded in earnings with an offset to the value of the hedged item while changes in the fair value of cash flow hedges are recorded through Other Comprehensive Income ("OCI"). Gains and losses accumulated in OCI are reclassified into earnings when the variability of the cash flows that was hedged impacts earnings.

Debt Issue Costs

Under Swiss GAAP, debt issue costs are expensed as incurred.

Under U.S. GAAP, costs of raising debt are deferred and amortized by periodic charges to income.

Disclosure

No disclosure is required for cumulative effect of an accounting change, non-performing loans, pensions or income taxes under Swiss GAAP.

Repurchase transactions under Swiss GAAP are included in "due to banks", "due to customers", "due from banks" and "due from customers" whereas under U.S. GAAP, they are separately disclosed.

The disclosure for financial instruments and derivative financial instruments under Swiss GAAP is not in accordance with Statement of Financial Accounting Standards ("SFAS") 105 ("Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk"), SFAS 107 ("Disclosures about Fair Values of Financial Instruments") and SFAS 119 ("Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments").

Under U.S. GAAP, certain disclosures are required to describe stock-based compensation plans as well as related expenses for the reported periods. No such requirement exists under Swiss GAAP.

ANNEX I

CREDIT SUISSE FIRST BOSTON

ANNUAL REPORT 2000

FINANCIAL HIGHLIGHTS

Financial Information Legal Entity (LE) Credit Suisse First Boston

For the year ended December 31 **CONSOLIDATED INCOME STATEMENT**	**2000 CHF m**	**1999 CHF m**
Net operating income	**21'580**	15'353
Personnel expenses	**-13'604**	-8'787
Other operating expenses	**-3'505**	-2'573
Gross operating profit	**4'471**	3'993
Depreciation and write-downs on non-current assets	**-1'115**	-611
Valuation adjustments, provisions and losses	**-953**	-835
Consolidated profit before extraordinary items and taxes	**2'403**	2'547
Net extraordinary items, net of related taxes	**-1'100**	-23
Taxes on profit before extraordinary items	**-763**	-580
Consolidated net profit (including minority interests)	**540**	1'944
of which minority interests	***127***	*30*
Consolidated net profit (excluding minority interests)	**413**	1'914

As of December 31 **CONSOLIDATED BALANCE SHEET**	**2000 CHF m**	1999 CHF m
Total assets	**674'077**	445'149
Due from banks[1]	**38'495**	35'750
Due from customers[1]	**70'774**	32'953
Due to banks[2]	**240'279**	156'471
Due to customers[2]	**72'235**	47'033
Shareholder's equity[3,4]	**29'280**	13'979
of which minority interests[3]	***10'409***	*2'313*

KEY RATIOS	**2000 %**	1999 %
Cost/income[5]	**79.3**	74.0
Tax rate on profit before extraordinary items	**31.7**	22.8
Return on equity[6]	**9.3**	16.3
BIS tier 1 ratio[4]	**13.6**	9.9
BIS total capital ratio	**22.2**	17.9
Equity/assets	**4.3**	3.1
Equity/assets net of securities lending and reverse repurchase agreements	**6.6**	4.9

As of December 31 **STAFF NUMBERS**	**2000**	1999
Americas	**17'219**	6'814
Europe	**10'011**	7'917
of which Switzerland	***1'576***	*1'509*
Asia/Pacific	**3'236**	2'475
Total	**30'466**	**17'206**

As of December 31, 2000 **CREDIT SUISSE FIRST BOSTON RATINGS**	Short-term debt	Long-term debt Senior	Long-term debt Senior Subordinated	Long-term debt Junior Subordinated
Moody's, New York	P-1	A1	A2	A2
Standard & Poor's, New York	A-1+	AA	AA-	A+
Fitch IBCA Ltd, New York	F-1+	AA	AA-	A+

[1] Net of securities lending and reverse repurchase agreements.

[2] Net of securities borrowing and repurchase agreements.

[3] Minority interests includes (a) CHF 222 million (1999: CHF 204 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors (b) CHF 937 million (1999: nil) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group (c) CHF 1'675 million (1999: CHF 1'638 million) relating to non-cumulative perpetual preferred shares held by Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston and (d) CHF 6'825 million (1999: nil) relating to ownership interests held by fellow subsidiaries of Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston. In total, Credit Suisse Group's holding in the minority interest of the Bank amounted to CHF 9'437 million (1999: CHF 1'638 million).

[4] Core capital includes CHF 1'102 million of innovative Tier 1 instruments.

[5] Operating expenses as a percentage of net operating income.

[6] Consolidated net profit after ordinary taxes, but before extraordinary items compared to quarterly average equity.

For the year ended December 31, 2000 **CONSOLIDATED INCOME STATEMENT**	BU CSFB CHF m	BU CSAM CHF m	REAL ESTATE DIVISION CHF m	Adjustments[1] CHF m	**Total LE CSFB[2]** **CHF m**
Results from interest business					
Interest and discount income	24'981	107	-	-233	**24'855**
Interest and dividend income from trading portfolio	5'791	-	-	-	**5'791**
Interest and dividend income from financial investments	245	9	-	-5	**249**
Interest expense	-29'477	-78	-100	495	**-29'160**
Net interest income	**1'540**	**38**	**-100**	**257**	**1'735**
Results from commission and service fee activities					
Commission income from lending activities	629	-	-	-16	**613**
Commission from securities and investment transactions	9'282	2'032	-	168	**11'482**
Commission from other services	100	46	-	72	**218**
Commission expense	-134	-561	-	7	**-688**
Net commission and service fee income	**9'877**	**1'517**	**-**	**231**	**11'625**
Net trading income	**8'100**	**-**	**-**	**-374**	**7'726**
Other ordinary income					
Income from the sale of financial investments	696	203	2	-367	**534**
Income from participations	125	8	-	-9	**124**
of which from participations accounted for using the equity method	*119*	-	-	*-2*	***117***
of which from other non-consolidated participations	*6*	*9*	-	*-8*	***7***
Real estate income/losses	22	-3	15	3	**37**
Sundry ordinary income	203	62	3	-1	**267**
Sundry ordinary expenses	-200	-263	-	-5	**-468**
Net other ordinary income	**846**	**7**	**20**	**-379**	**494**
Net operating income	**20'363**	**1'562**	**-80**	**-265**	**21'580**
Operating expenses					
Personnel expenses	-12'011	-656	-	-937	**-13'604**
Other operating expenses	-3'634	-481	171	439	**-3'505**
Total operating expenses	**-15'645**	**-1'137**	**171**	**-498**	**-17'109**
Gross operating profit	**4'718**	**425**	**91**	**-763**	**4'471**
Depreciation and write-downs on non-current assets	-644	-29	-123	-319	**-1'115**
Valuation adjustments, provisions and losses	-537	-	-	-416	**-953**
Profit/loss before extraordinary items and taxes	**3'537**	**396**	**-32**	**-1'498**	**2'403**
Extraordinary items, net of related taxes	-	-1	-24	-1'075	**-1'100**
Taxes on profit/loss before extraordinary items	-925	-57	-2	221	**-763**
Net operating profit/loss before minority interests	**2'612**	**338**	**-58**	**-2'352**	**540**
Amortization of acquired intangible assets, net of taxes and goodwill	-254	-52	-	306	**-**
Profit/loss before minority interests	**2'358**	**286**	**-58**	**-2'046**	**540**
Minority interests	*3*	-	-	*124*	***127***
Profit/loss after minority interests	**2'355**	**286**	**-58**	**-2'170**	**413**

[1] Adjustments represent consolidating entries and balances relating to operations which are managed by CSFB but are not legally owned by CSFB legal entity, and vice versa (e.g. other ordinary income relating primarily to private equity income, personnel expenses relating to compensation plans funded by CSG and extraordinary items relating to restructuring costs borne by CSG). Additionally some revenues and expenses shown in 'BU' results have been reclassified to allow a more accurate comparison with competitors (e.g. execution, clearing and brokerage costs are treated as an expense rather than as contra-revenue).

[2] The total column has been extracted from the attached audited financial statements. The BU information and adjustments presented above are unaudited.

FINANCIAL INFORMATION ON BUSINESS UNITS (BU)

As of December 31, 2000 **ASSETS**	BU CSFB CHF m	BU CSAM CHF m	REAL ESTATE DIVISION CHF m	Adjustments[1] CHF m	**Total LE CSFB[2] CHF m**
Cash	1'323	3	-	-	**1'326**
Money market papers	26'364	1	-	-	**26'365**
Due from banks	245'345	1'280	73	-109	**246'589**
of which securities lending and reverse repurchase agreements	*208'094*	-	-	-	***208'094***
Due from other business units within LE CSFB	3'110	9'706	-	-12'816	-
Due from customers	91'227	643	1	1'990	**93'861**
of which securities lending and reverse repurchase agreements	*23'086*	-	-	*1*	***23'087***
Mortgages	19'566	-	-	-289	**19'277**
Securities and precious metals trading portfolio	192'300	146	-	1	**192'447**
Financial investments	10'604	688	47	-1'103	**10'236**
Non-consolidated participations	1'163	12	-	-97	**1'078**
Fixed and intangible assets	20'938	1'661	2'280	2	**24'881**
Accrued income and prepaid expenses	9'125	357	9	-14	**9'477**
Other assets	48'422	378	10	-270	**48'540**
of which replacement value of derivatives	*43'978*	*141*	-	*-12*	***44'107***
TOTAL ASSETS	**669'487**	**14'875**	**2'420**	**-12'705**	**674'077**

As of December 31, 2000 **LIABILITIES AND SHAREHOLDER'S EQUITY**	BU CSFB CHF m	BU CSAM CHF m	REAL ESTATE DIVISION CHF m	Adjustments CHF m	**Total LE CSFB CHF m**
Liabilities in respect of money market papers	30'554	-	-	-	**30'554**
Due to banks	371'034	697	21	267	**372'019**
of which securities borrowing and repurchase agreements	*131'740*	-	-	-	***131'740***
Due to other business units within LE CSFB	9'704	3'006	965	-13'675	-
Due to customers, savings and investment deposits	49	1'289	-	-	**1'338**
Due to customers, other deposits	102'431	6'130	53	147	**108'761**
of which securities borrowing and repurchase agreements	*37'864*	-	-	-	***37'864***
Bonds and mortgage-backed bonds	45'354	150	1'029	68	**46'601**
Accrued expenses and deferred income	22'561	1'024	49	489	**24'123**
Other liabilities	54'957	883	-5	1'006	**56'841**
of which replacement value of derivatives	*49'641*	*447*	*1*	*-10*	***50'079***
Valuation adjustments and provisions	3'324	303	65	868	**4'560**
Total liabilities	**639'968**	**13'482**	**2'177**	**-10'830**	**644'797**
Share capital	4'400	-	-	-	**4'400**
Capital reserves	13'444	81	-	-82	**13'443**
Retained earnings	-942	1'026	301	230	**615**
Minority interests in shareholder's equity	10'258	1	-	23	**10'282**
Consolidated net profit/loss	2'359	285	-58	-2'046	**540**
of which minority interests	*3*	-	-	*124*	***127***
Total shareholder's equity	**29'519**	**1'393**	**243**	**-1'875**	**29'280**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**669'487**	**14'875**	**2'420**	**-12'705**	**674'077**

[1] Adjustments represent consolidating entries and balances relating to operations which are managed by CSFB BUs but are not legally owned by CSFB legal entity, and vice versa:
- approx. CHF -14 billion relate to the elimination of legal entity internal placements/fundings due from and to other BUs.
- approx. CHF 1 billion relate to balances which are legally owned by CSFS/CSPB or CSG but managed by CSFB or CSAM and vice versa.

[2] The total column has been extracted from the attached audited financial statements. The BU information and adjustments presented above are unaudited.

Introduction

Credit Suisse First Boston ('the Bank') is a Swiss bank and is one of the largest banking institutions in the world, with total consolidated assets of approximately CHF 674 billion and consolidated shareholder's equity of approximately CHF 29 billion, in each case as of December 31, 2000. As a leading global investment bank, the Bank provides a wide range of financial services from locations around the globe to corporate, institutional and public sector clients and high net worth individuals worldwide. The Bank was founded in 1856 and has its registered head office in Zurich with additional executive offices and principal branches located in London, New York, Hong Kong, Singapore and Tokyo. The Bank employed approximately 30,500 people at December 31, 2000.

Credit Suisse Group ('CSG'), which owns 100% of the voting shares of the Bank, is one of the world's leading global financial services companies, providing a comprehensive range of banking and insurance products. Active on six continents and in all major financial centers, CSG comprises eight Business Units ('BUs'), each geared to the requirements of specific customer groups and markets in the following business areas:

- Financial Services
  - Winterthur Insurance: general insurance solutions for individuals and corporations worldwide
  - Winterthur Life & Pensions: life and pensions solutions for private and corporate clients worldwide
  - Credit Suisse Banking ('CSB'): the Swiss Bank for private and corporate clients
  - Credit Suisse Personal Finance ('CSPF'): financial services for affluent investors in Europe
  - Credit Suisse e-Business ('CSEB'): financial e-business services in Switzerland and in Europe
- Private Banking
  - Credit Suisse Private Banking ('CSPB'): services for wealthy private clients in Switzerland and internationally
- Investment Banking
  - Credit Suisse First Boston ('CSFB'): global investment banking
- Asset Management
  - Credit Suisse Asset Management ('CSAM'): services for institutional and mutual fund investors worldwide

The operations of two BUs, CSFB and CSAM, comprise substantially all of the activities of the Bank. Additionally, the Bank maintains a Real Estate division on behalf of CSG.

On November 3, 2000 the acquisition of Donaldson, Lufkin & Jenrette, Inc ('DLJ') was completed and DLJ became a wholly owned subsidiary of the Bank. Since that date the results of DLJ have been included in the Bank's operating results. The business activities of DLJ have been integrated into the operations of CSFB and CSAM.

This Annual Report provides only limited commentary relating to the business activities of the Bank. More detailed commentary is provided, in alignment with the BU management structure of CSG, in the Annual Report of CSG and the Annual Reviews of CSFB and CSAM. For analytical convenience, two unaudited consolidating schedules are presented on pages 2 and 3 reconciling the 2000 results and financial position of CSFB and CSAM to those of the Bank.

Businesses of the Bank

CSFB's operations are conducted through the Bank and its subsidiaries, including Credit Suisse First Boston International (formerly Credit Suisse Financial Products), Credit Suisse First Boston Corporation and Credit Suisse First Boston (USA), Inc (formerly Donaldson, Lufkin & Jenrette, Inc), Credit Suisse First Boston (International) Holding AG and its European and Pacific subsidiaries including Credit Suisse First Boston (Europe) Ltd, Credit Suisse First Boston Securities (Japan) Ltd, Banco de Investimentos Credit Suisse First Boston Garantia SA, a leading investment bank in Brazil, Credit Suisse First Boston Australia Equities Ltd and other entities around the world, many of which are regulated by local regulatory authorities.

As a result of the business combination with DLJ, CSFB changed its organizational structure and began to operate and manage its business through four principal operating divisions: (i) the Investment Banking Division ('IBD'); (ii) the Fixed Income Division ('FID'); (iii) the Equity Division; and (iv) the Financial Services Division.

- IBD provides comprehensive financial advisory and capital-raising services and develops and offers innovative financings for a broad range of users and suppliers of capital around the world, and through its Private Equity Group, makes privately negotiated equity and merchant banking investments.
- FID incorporates underwriting, research, sales and trading of a wide range of instruments. These include government and corporate bonds, foreign exchange, precious metals, money markets and some less liquid assets such as loans and real estate held for trading purposes. In addition, the business provides a full range of fixed income-related derivative products that address the broad financing, risk management and investment needs of major companies, banks, insurers, governments and institutional investors around the world.
- The Equity Division engages in a broad range of activities for investors around the world, including sales, trading, brokerage and market-making in the US and international equity and equity-related securities and derivative products.
- The Financial Services Division, acquired as part of the DLJ merger, provides a broad array of services to individual investors and the financial intermediaries that represent them. Pershing provides a transaction clearing service for financial institutions; CSFB*direct* is a leading provider of online discount brokerage and related investment services; and Private Client Services provides a full range of investment and portfolio services to high net worth individual investors and medium to smaller size financial institutions and corporates.

CSAM, the Bank's asset management business unit, focuses on serving institutional and mutual fund clients worldwide. CSAM provides its institutional clients with discretionary asset management services through segregated or pooled accounts and advisory services. CSAM offers these clients a wide array of products. In addition, CSAM offers open-ended mutual funds covering a wide variety of markets and products. Its operations are conducted through the Bank and its dedicated asset management and mutual fund subsidiaries worldwide.

Additionally, the Bank owns real estate both directly and indirectly. CSB, CSPB and other entities within CSG use the majority of these properties.

Board of Directors

Lukas Mühlemann, Chairman [1,4]
Rainer E Gut, Chairman [3]
Peter Brabeck-Letmathe, Vice-Chairman [1,4]
Peter Spälti, Vice-Chairman [3]
Thomas W Bechtler [2]
Marc-Henri Chaudet [2]
Gerald Clark [2,5]
Walter B Kielholz [2]
Heini Lippuner [3]
Daniel L Vasella [1,5]

Independent Group and Statutory Auditors

KPMG Klynveld Peat Marwick Goerdeler SA, Zurich

Internal Audit

Urs P Hänni

[1] Member of the Compensation Committee
[2] Member of the Audit Committee
[3] until March 28, 2000
[4] since March 28, 2000 (previously Member of the Board)
[5] since June 29, 2000

Business Unit Credit Suisse First Boston

Allen D Wheat [1]	Chairman of the Executive Board and Chief Executive Officer
Paul Calello	Head of Equity Derivatives and Convertibles
Christopher Carter	Head of Equity Capital Markets and European Investment Banking
Anthony F Daddino	Chief Administrative Officer [6]
Brady W Dougan	Head of Equities
Christopher A Goekjian	Head of Fixed Income Division [2]
Bennett J Goodman	Head of Leveraged Finance [6]
Gates H Hawn	Head of Financial Services [6]
James P Healy	Head of Emerging Markets [4]
Stephen A M Hester	Head of Fixed Income Division [3] and formerly Chief Financial Officer of the Business Unit CSFB and the Bank [2]
Hamilton E James	Co-Head of Investment Banking and Private Equity [6]
David S Moore	Deputy Head of Equities [6]
David C Mulford	Chairman - International
John Nelson	Chairman - Europe
Trevor Price	Head of Developed Markets - Rates [4]
Joe L Roby	Chairman of the Business Unit CSFB [6]
Stephen E Stonefield	Chairman - Pacific
Richard E Thornburgh [1]	Vice Chairman of the Executive Board and Chief Financial Officer of the Business Unit CSFB and the Bank [5]
Charles G Ward III	Co-Head of Investment Banking and Private Equity

[1] Member of the Credit Suisse Group Executive Board
[2] until May 31, 2000
[3] since May 31, 2000
[4] appointed Member of the Executive Board on May 31, 2000
[5] appointed Chief Financial Officer of the Business Unit CSFB and the Bank on May 31, 2000
[6] since December 14, 2000

Business Unit Credit Suisse Asset Management

Phillip M Colebatch [1]	Chief Executive Officer
G Moffett Cochran V	President of Americas [5]
William W Priest	Chairman of Americas [9]
James McCaughan	Chief Executive Officer of Americas [2]
Toshio Fukuda	Head of Japan
Joseph D Gallagher	Head of Europe [3] and Chief Financial Officer
Andrew McKinnon	Head of Australia
Robert Parker	Head of Global Institutional Distribution [7], previously Co-Head of Global Institutional Distribution
Dilip Rasgotra	Head of Investment Policy Group
Laurence R Smith	Chief Investment Officer
Steen Steincke	Head of Europe [4]
Timothy T Taussig	Co-Head of Global Institutional Distribution [6]
Heinrich Wegmann	Head of Switzerland and Global Retail Co-ordination
Edgar Weissenberger	Head of Germany [8]

[1] Member of the Credit Suisse Group Executive Board
[2] since May 2, 2000
[3] since June 2, 2000 (ad interim)
[4] until June 2, 2000
[5] since November 3, 2000
[6] until December 31, 2000
[7] since January 1, 2001
[8] until January 30, 2001
[9] until February 28, 2001

Results of the BUs within CSG are more meaningful at the CSG level rather than in the individual legal entities. The CSG Annual Report presents these results.

On November 3, 2000, the Bank completed the acquisition of Donaldson, Lufkin & Jenrette, Inc ('DLJ'), a major US based investment bank. The final purchase price was USD 12.4 billion (CHF 20.2 billion), of which USD 7.6 billion (CHF 12.4 billion) was paid in cash and USD 4.8 billion (CHF 7.8 billion) by issuing Credit Suisse Group shares to DLJ's former parent, AXA. The book value of DLJ as at the completion date of November 3, 2000 was USD 3.3 billion (CHF 5.3 billion). The excess paid over acquired book value has been booked as USD 6.3 billion (CHF 10.3 billion) of goodwill and the balance as USD 2.8 billion (CHF 4.6 billion) in intangible assets (net of tax).

A restructuring charge of CHF 1,499 million (pre-tax) has been booked to cover post acquisition restructuring of the combined firms.

The Bank's results for the year ended December 31, 2000 were impacted both by the inconsistent and volatile market conditions which prevailed for most of the year and by the acquisition of DLJ noted above.

Gross operating profit was CHF 4'471 million, an increase of CHF 478 million compared to 1999. Net profit before minority interests was CHF 540 million, down CHF 1'404 million or 72% on 1999 due to restructuring costs relating to DLJ.

Revenues increased significantly in comparison to 1999, with net operating income up CHF 6'227 million (41%) to CHF 21'580 million. The most significant contribution to this rise came from commission income, which rose CHF 4'529 million or 64% on 1999, reflecting increased market share levels as well as higher activity levels in most key markets, notably US and European equity markets and global M&A. Record income was posted by CSAM. Trading income increased by CHF 1'935 million or 33%, reflecting particularly favorable conditions in equity and equity-related securities markets in the first part of 2000.

Total operating expenses increased by CHF 5'749 million (51%) mainly due to higher personnel expenses. These reflected higher compensation levels as a result of the significantly increased revenues, increased headcount as a result of the acquisition of DLJ in November and the amortization of the retention awards provided to DLJ staff.

Net extraordinary expenses of CHF 1'528 million included a restructuring charge of CHF 1'499 million (pre tax) relating to the restructuring of operations resulting from the acquisition of DLJ.

The Bank's return on equity, based on consolidated net profit after ordinary taxes but before extraordinary items, compared to average equity, was 9.3% during 2000 compared to 16.3% for 1999. The return on equity before amortization of goodwill and acquired intangible fixed assets was 11.1% during 2000, compared to 16.7% for 1999.

Total assets increased by CHF 228'928 million or 51%, principally due to the acquisition of DLJ and substantial increases in the trading portfolio and securities lending and repo businesses. Capital ratios continued to strengthen with core capital (BIS Tier 1) ratio improving from 9.9% in 1999 to 13.6% in 2000 and the total capital ratio up from 17.9% to 22.2%.

CSFB's strategy is to continue to strengthen its position as one of the world's premier investment banks in all its major business lines. The results for 2000, combining the acquisition and successful integration of DLJ with substantial organic growth in business capabilities and revenues, have been a major step forward. In 2001, investments will continue in building client capabilities, modernizing infrastructure and positioning the Bank for advantageous use of e-commerce. At CSAM, continued expansion through investments in people and acquisitions remains the strategic priority.

During 2001, the Bank intends to build on the platform created by the merger with DLJ and achieve good results while preserving its strong capital base. Cost control and risk management will continue to be a key focus of management.

INCOME AND EXPENSES FROM ORDINARY BANKING BUSINESS	Notes page	2000 CHF m	1999 CHF m	Change CHF m	Change %
Results from interest business					
Interest and discount income	34	**24'855**	14'691 [1,2]	10'164	69
Interest and dividend income from trading portfolio	34	**5'791**	4'092	1'699	42
Interest and dividend income from financial investments	34	**249**	232 [2]	17	7
Interest expense	34	**-29'160**	-16'715 [1]	-12'445	74
Net interest income	34, 36	**1'735**	**2'300**	**-565**	**-25**
Results from commission and service fee activities					
Commission income from lending activities	34	**613**	493	120	24
Commission from securities and investment transactions	34	**11'482**	7'095	4'387	62
Commission from other services	34	**218**	37	181	489
Commission expense	34	**-688**	-529	-159	30
Net commission and service fee income	34, 36	**11'625**	**7'096**	**4'529**	**64**
Net trading income	34, 36	**7'726**	**5'791**	**1'935**	**33**
Other ordinary income					
Income from the sale of financial investments		**534**	354	180	51
Income from participations		**124**	52	72	138
of which from participations accounted for using the equity method		***117***	*46*	*71*	*154*
of which from other non-consolidated participations		***7***	*6*	*1*	*17*
Real estate income		**37**	11	26	236
Sundry ordinary income		**267**	228	39	17
Sundry ordinary expenses		**-468**	-479	11	-2
Net other ordinary income	36	**494**	**166**	**328**	**198**
Net operating income		**21'580**	**15'353**	**6'227**	**41**
Operating expenses					
Personnel expenses	35, 36	**-13'604**	-8'787	-4'817	55
Other operating expenses	35, 36	**-3'505**	-2'573	-932	36
Total operating expenses		**-17'109**	**-11'360**	**-5'749**	**51**
Gross operating profit		**4'471**	**3'993**	**478**	**12**
CONSOLIDATED PROFIT					
Gross operating profit		**4'471**	3'993	478	12
Depreciation and write-downs on non-current assets	35, 41	**-1'115**	-611	-504	82
Valuation adjustments, provisions and losses	35, 47	**-953**	-835	-118	14
Consolidated profit before extraordinary items and taxes		**2'403**	**2'547**	**-144**	**-6**
Extraordinary income	36	**14**	9	5	56
Extraordinary expenses	36	**-1'542**	-41	-1'501	-
Taxes on net extraordinary items	47	**428**	9	419	-
Taxes on profit before extraordinary items	47	**-763**	-580	-183	32
Consolidated net profit (including minority interests)		**540**	**1'944**	**-1'404**	**-72**
of which minority interests		***127***	*30*	*97*	*323*
Consolidated net profit (excluding minority interests)		**413**	**1'914**	**-1'501**	**-78**

[1] Interest income and expense have each been restated by CHF 2,242 million to be consistent with the current year presentation.
[2] CHF 185 million reclassified from interest and dividend income from financial investments to interest and discount income to be consistent with the current year.

ASSETS	Notes page	31.12.00 CHF m	31.12.99 CHF m	Change CHF m	Change %
Cash	14, 50	**1'326**	1'209	117	10
Money market papers	37, 50	**26'365**	22'894	3'471	15
Due from banks	37, 50	**246'589**	170'156	76'433	45
of which securities lending and reverse repurchase agreements		***208'094***	*134'406*	*73'688*	*55*
Due from customers	37, 38, 50	**93'861**	56'736	37'125	65
of which securities lending and reverse repurchase agreements		***23'087***	*23'783*	*-696*	*- 3*
Mortgages	37, 38, 50	**19'277**	7'356	11'921	162
Securities and precious metals trading portfolio	39, 50	**192'447**	122'837	69'610	57
Financial investments	40, 50	**10'236**	6'801	3'435	51
Non-consolidated participations	32, 40, 41	**1'078**	1'017	61	6
Tangible fixed assets	41	**5'958**	4'831	1'127	23
Intangible assets	41	**18'923**	1'994	16'929	849
Accrued income and prepaid expenses		**9'477**	5'953	3'524	59
Other assets	53	**48'540**	43'365	5'175	12
of which replacement value of derivatives	56	***44'107***	*39'298*	*4'809*	*12*
TOTAL ASSETS	50, 51, 52	**674'077**	**445'149**	**228'928**	**51**
Total subordinated claims	54	***995***	*1'727*	*-732*	*- 42*
Total due from non-consolidated participations and qualified shareholders		***990***	*1'229*	*-239*	*- 19*

LIABILITIES AND SHAREHOLDER'S EQUITY	Notes page	31.12.00 CHF m	31.12.99 CHF m	Change CHF m	Change in %
Liabilities in respect of money market papers	50	**30'554**	30'127	427	1
Due to banks	50	**372'019**	223'626	148'393	66
of which securities borrowing and repurchase agreements		***131'740***	*67'155*	*64'585*	*96*
Due to customers, savings and investment deposits	50	**1'338**	1'693	-355	- 21
Due to customers, other deposits	50	**108'761**	76'833	31'928	42
of which securities borrowing and repurchase agreements		***37'864***	*31'493*	*6'371*	*20*
Bonds and mortgage-backed bonds	42-47, 50	**46'601**	35'872	10'729	30
Accrued expenses and deferred income		**24'123**	10'979	13'144	120
Other liabilities	53	**56'841**	49'540	7'301	15
of which replacement value of derivatives	56	***50'079***	*40'953*	*9'126*	*22*
Valuation adjustments and provisions	47	**4'560**	2'500	2'060	82
Total liabilities		**644'797**	**431'170**	**213'627**	**50**
Share capital		**4'400**	3'337	1'063	32
Capital reserves		**13'443**	5'888	7'555	128
Retained earnings		**615**	527	88	17
Minority interests in shareholder's equity[1]		**10'282**	2'283	7'999	350
Consolidated net profit		**540**	1'944	-1'404	- 72
of which minority interests		***127***	*30*	*97*	*323*
Total shareholder's equity[1,2]	49	**29'280**	**13'979**	**15'301**	**109**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	50, 52	**674'077**	**445'149**	**228'928**	**51**
Total subordinated liabilities	54	***15'466***	*14'416*	*1'050*	*7*
Total due to non-consolidated participations and qualified shareholders		***1'706***	*845*	*861*	*102*

[1] Minority interests includes (a) CHF 222 million (1999: CHF 204 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors (b) CHF 937 million (1999: nil) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group (c) CHF 1'675 million (1999: CHF 1'638 million) relating to non-cumulative perpetual preferred shares held by Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston and (d) CHF 6'825 million (1999: nil) relating to ownership interests held by fellow subsidiaries of Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston. In total, Credit Suisse Group's holding in the minority interest of the Bank amounted to CHF 9'437 million (1999: CHF 1'638 million).

[2] Core capital includes CHF 1'102 million of innovative Tier 1 instruments.

CONSOLIDATED OFF BALANCE SHEET BUSINESS	Notes page	**31.12.00 CHF m**	31.12.99 CHF m	Change CHF m	Change %
Contingent liabilities	37, 55	**13'425**	14'421	-996	-7
Irrevocable commitments	37, 55	**126'146**	119'845	6'301	5
Confirmed credits	37, 55	**150**	226	-76	-34
Derivative financial instruments					
- gross positive replacement value	55, 56	**115'794**	112'603	3'191	3
- gross negative replacement value	56	**123'112**	114'705	8'407	7
- contract volume	56	**7'484'327**	7'315'356	168'971	2
Fiduciary transactions	55	**9'348**	9'683	-335	-3

	2000			1999		
	Source CHF m	Use CHF m	Net in/outflow CHF m	Source CHF m	Use CHF m	Net in/outflow CHF m
Cash flows from operations			**13'691**			**6'123**
Consolidated net profit (incl. minority interest)	540			1'944		
Valuations adjustments, provisions and losses	953			835		
Depreciation and write-downs on non-current assets	1'115			611		
Extraordinary expenses	1'100			23		
Provisions for taxes [1]	1'957			845		
Accrued income and prepaid expenses		3'524		929		
Accrued expenses and deferred income	13'144			1'742		
Income from and investments in participations accounted for using the equity method of consolidation		272			565	
Dividend payments		1'322			241	
Cash flows from capital transactions			**16'083**			**1'928**
Minority interests	7'904			258		
Share premium				612		
Capital increase by CSG	8'503			77		
Foreign currency translation differences		324		981		
Cash flows from fixed assets transactions			**-18'960**			**-2'485**
Non-consolidated participations	390	176		106	35	
Intangible assets	71	17'457			1'306	
Real estate	347	225		37	131	
Other fixed assets	382	2'286		43	641	
Foreign currency translation differences	82				404	
Mortgages on own real estate		88			154	
Total cash flows from operations, capital transactions and fixed assets			**10'814**			**5'566**
Interbank business			**68'700**			**12'730**
Due to banks	148'393			36'904		
Due from banks		76'649			30'335	
Money market papers		3'471			4'031	
Liabilities in respect of money market paper	427			10'192		
Customer business			**-17'254**			**-2'887**
Due to customers, savings and investment deposits		355			341	
Due to customers, other deposits	32'016				8'329	
Mortgages		11'921			110	
Due from customers		36'994		5'893		
Capital market business			**10'729**			**995**
Own bonds and mortgage bonds issued by the central mortgage bond institutions and the central issuing offices	10'729			5'589	4'594	
Other balance sheet items			**-72'872**			**-16'374**
Financial investments		3'435		3'393		
Other assets		5'175		6'511		
Other liabilities	7'301				3'876	
Valuation adjustments and provisions		1'953			529	
Securities and precious metals trading portfolio		69'610			21'873	
Total cash flows from banking business			**-10'697**			**-5'536**
Liquidity			**117**			**30**
Cash	117			30		

[1] CHF 1'622 million (CHF 274 million in 1999) deviation from the consolidated income statement due to deferred tax assets that are not included in provisions.

1. GOAL AND DEFINITION OF RISK MANAGEMENT

At CSFB risk management is an ongoing process. The cycle starts with the definition of CSFB's business objectives and strategies and proceeds with the identification, assessment, management, reporting and control of all risks associated with its activities and closes with the reaffirmation or validation of objectives and strategies.

Risk Management Organization

CSFB's risk management function comprises the following groups:

Strategic Risk Management ('SRM') is responsible for assessing the overall risk profile of CSFB on a global basis and for recommending corrective action where appropriate. SRM was established in 1999 to act as the independent 'risk conscience' of CSFB in respect of all risks which could have a material economic impact.

Credit Risk Management ('CRM') is responsible for the credit analysis of counterparties and issuers, the setting and approval of credit limits, the approval of transactions, the assessment and management of impaired assets, and the establishment of CSFB's policies and strategy on counterparty and country credit risk.

Risk Measurement and Management ('RMM') is responsible for the measurement and reporting of all credit risk and market risk data for CSFB. RMM reports to SRM.

Both CRM and SRM are independent of the Front Office. They report to the Vice Chairman of the Executive Board of CSFB.

2. MARKET RISK

Market risk can be described as the potential change in the value of a trading portfolio resulting from the movement of market rates, prices and volatilities. A typical transaction or position may be exposed to a number of different market risks.

CSFB devotes considerable resources to ensuring that market risk is comprehensively captured, accurately modeled and reported and effectively managed. The RMM department consolidates exposures arising from all trading portfolios and geographical centers and calculates and reports CSFB's global aggregate risk exposure on a daily basis. To achieve this RMM uses a number of complementary risk measurement techniques, including:

— Value at Risk ('VAR') is a statistical estimate of the potential loss arising from a portfolio to a predetermined level of confidence and holding period, using market movements determined from historical data.
— Scenario analysis estimates the potential loss from significant changes in market parameters. These changes are modeled on past extreme events and hypothetical scenarios.
— In addition, RMM uses various models to measure 'gap' risk and economic capital for certain complex activities and to estimate the impact of more severe market movements.

Value At Risk Methodology CSFB's VAR is defined as the 99th percentile greatest loss that may be expected on a portfolio over a 10 day period. In general, a rolling two years of historical data is used to derive the market movements used for this calculation. These parameters and procedures currently meet the quantitative and qualitative requirements prescribed by the Basel Committee on Banking Supervision and the Swiss Federal Banking

Commission. The methodology is subject to continuous review to ensure that it remains relevant to the business being conducted, captures all significant trading risks, is consistent across risk types and meets or exceeds regulatory and industry standards.

During 2000, CSFB consolidated its VAR methodologies and began to use historical simulation methodology on a global basis which CSFB believes to be a more robust technique. Under historical simulation exposures are determined by taking current positions and calculating a series of profit and loss movements using two years of historical data. Risk is calculated as the 99th percentile of observed losses over the period. CSFB received regulatory approval of this technique in May, 2000.

Market Risk VAR Limits and Authorities Trading limits are established and reviewed at two primary levels:

- **Board of Directors:** Ultimately responsible for the determination of general risk policy and risk management organization and for approving the overall market risk limit as recommended to them by the Credit Policy and Capital Allocation and Risk Management Committee ('CPC/CARMC'; see below). The Board of Directors meets at least 5 times a year.
- **CPC/CARMC:** The Board of Directors has delegated certain risk management and control responsibilities to CPC/CARMC. CPC/CARMC, which is chaired by the Vice Chairman of the Executive Board, is responsible for approving market risk management policies and procedures (documented in the Market Risk Manual), recommending overall market risk limits and market risk limit changes (total risk limit) to the Board of Directors for review and approval, approving concentration limits (market value limits and sub-limits, name and country limits), approving excesses within its own authority, and approving stress test and scenario analysis definitions. CPC/CARMC meets on a monthly basis.

Market risk limits are structured at three levels:
- **an overall market risk VAR** limit for CSFB as a whole;
- **market risk limits by divisions** (eg Fixed Income Division, Equity Division); and
- **market risk limits by business line** (eg Foreign Exchange trading cluster).

In addition, there are asset class VAR limits which are used to control exposure within a particular risk class (eg interest rate risk, equity risk, FX risk). The average market risks of CSFB are shown in the chart below.

2000 AVERAGE MARKET RISKS OF CSFB (UNAUDITED)


Commodities Risk 1%
(1999 1%)
Cross Risk 3%
(1999 2%)
Equities Risk 24%
(1999 24%)
Interest Rate Risk 59%
(1999 53%)
Foreign Exchange Risk
13% (1999 20%)

The three-level VAR limit structure described above represents CSFB's official limit framework. Limits at lower levels (eg limits by region, risk factor limits at the business line level, trading desk, trader, loss flags, risk type limits, etc.) are imposed by trading management in consultation with RMM. These limits are essentially internal risk flags, which are used to assist trading management to identify potential risk concentrations. RMM monitors and reports compliance with the official limit framework and also provides assistance to ensure compliance with lower level risk flags, as required. CSFB uses various other types of limits to highlight potential risk concentrations. These include, among others, country exposure limits and gap risk and economic risk capital limits.

Relationship between Daily Revenue and VAR Estimate (unaudited) The chart below illustrates the relationship between daily trading revenue and daily VAR over the course of 2000. The average daily trading revenue was CHF 45.0 million (CHF 42.3 million in 1999) and the minimum and maximum levels were CHF –45.3 million (CHF -68.0 million in 1999) and CHF 141.6 million (CHF 169.3 million in 1999) respectively. (The daily P&L and VAR data was converted to CHF at the 2000 daily average CHF/USD exchange rate.) The significant change in VAR in early 2000, seen on the graph below, was due to the introduction of the historical simulation VAR methodology described earlier, replacing the previous variance co-variance methodology.

RELATIONSHIP BETWEEN DAILY REVENUE AND VAR ESTIMATE FOR CSFB DURING 2000 (UNAUDITED)


CHF m
200
100
0
-100
-200
-300
-400
Jan 1, 2000
Dec 31, 2000
Daily Revenue
One-day VAR (99%)

YEARLY VAR COMPARISON FOR CSFB (UNAUDITED)

	2000 CHF m	1999 CHF m	Change %	2000 USD m	1999 USD m	Change %
Year End (December 31)	**140.5**	241.7	-41.9	**84.1**	151.2	-44.4
Average	**189.4**	280.7	-32.5	**113.4**	175.7	-35.5
Maximum	**337.2**	423.6	-20.4	**201.9**	265.1	-23.8
Minimum	**126.1**	191.0	-34.0	**75.5**	119.6	-36.9

Note: The 1999 VAR figures have been calculated using variance co-variance methodology. From early 2000, the figures have been calculated using a historical simulation VAR methodology.

The frequency distribution of trading revenue for 2000 versus 1999 is shown below.


2000 vs 1999 DISTRIBUTION OF CSFB'S DAILY TRADING REVENUE (UNAUDITED)
No. of Days
45
40
35
30
25
20
15
10
5
0
-70
-50
-30
-10
10
30
50
70
90
110
130
150
CHF m
Frequency of trading revenue 2000
Frequency of trading revenue 1999

Backtesting - the comparison of daily revenue fluctuations with the daily VAR estimate - is the primary method used to test the accuracy of a VAR model. Backtesting is performed at various levels from overall CSFB level down to more specific business line levels. Results for the major trading portfolios provide useful insights into the profit and loss and VAR reporting process. Results of the process at the aggregate level (see above) demonstrate no exceptions in 2000. CSFB has never had an aggregate exception from the approved model in 4 years, which indicates a significant degree of conservatism in its approach to measuring market risk.

Scenario Analysis Scenario analysis is an essential component of CSFB's market risk measurement framework. Scenario analysis examines the potential effects of changes in market conditions, corresponding to exceptional but plausible events, on the financial condition of the firm. The results of the analysis are used to manage exposures on a firm wide basis, as well as at the portfolio level. Scenario analysis involves the revaluation of the firm's major portfolios to arrive at a measure of the profit or loss the firm may suffer under a particular scenario. Scenarios are applied to all major markets in which CSFB participates.

Global scenarios aim to capture the risk of severe disruption to all major markets and are related to historic events such as the 1994 Bond Market Crisis, the 1998 Credit Crisis, the 1987 Equity Market Crash and the 1990 US Real Estate Crash. Business level scenarios aim to capture portfolio specific risks by employing scenarios based on non-parallel yield curve shifts, changes in correlations and other pricing assumptions and scenarios incorporating hedging assumptions through time. Reports are produced for senior management and traders for a range of scenarios on at least a monthly basis.

3. COUNTERPARTY AND COUNTRY CREDIT RISK

CRM is responsible for managing CSFB's portfolio of credit risk and establishes broad policies and guidelines governing CSFB's credit risk appetite. CRM is headed by the Chief Credit Officer ('CCO') who reports directly to the Vice Chairman of the Executive Board.

Definition of Counterparty Risk The counterparty risk portion of credit risk is determined by the likelihood of a counterparty not fulfilling its contractual obligations to CSFB and thus creating a partial or total loss. To assess the probability of default, CSFB utilizes a counterparty rating scale which approximates that used by the major public rating agencies (ranging from AAA as the best to D as the worst) and applies this grading measure against all of its counterparties. CSFB takes a proactive approach to rating counterparties and, as a result, from time to time internal ratings may deviate from those assigned by public rating agencies.

Credit Authority Credit authority is delegated by the CCO to specific senior CRM personnel based on each person's knowledge, experience and capability. These delegations of credit authority are reviewed periodically. Credit authorization is separated from line functions. CPC/CARMC, in addition to its responsibilities for market risk described above, is also responsible for maintaining credit policies and processes, evaluating country, counterparty and transaction risk issues, applying senior level oversight for the credit review process and ensuring global consistency and quality of the credit portfolio. CPC/CARMC regularly reviews credit limits measuring country, geographic region and product concentrations, as well as impaired assets and recommended loan loss provisions.

Credit Analysis Methodology All counterparties are assigned a credit rating as noted above. The intensity and depth of analysis is related to the amount, duration and level of risk being proposed together with the perceived credit quality of the counterparty or issuer in question. Analysis consists of a quantitative and qualitative portion and strives to be forward looking, concentrating on economic trends and financial fundamentals. In addition, analysts make use of peer analysis, industry comparisons and other quantitative tools. Any final rating requires the consideration of qualitative factors relating to the company, its industry and management. The Credit Rating System ('CRS'), an internally developed quantitative model, is an integral component of CSFB's internal rating process. CRS is also a key tool in ensuring the global consistency of ratings, particularly for counterparties that are not rated by external agencies.

In addition to the aforementioned analysis, all counterparty ratings are subject to the rating of the country in which they are domiciled. Analysis of key sovereign and economic issues for all jurisdictions is undertaken and these are considered when assigning the rating and risk appetite for individual counterparties.

Credit Exposure Management Counterparty credit exposures are monitored by Credit Exposure Management ('CEM'), a function within CRM, on an on-going basis against approved credit limits.

CEM manages exposures based on a mark-to-market and potential exposure basis and has implemented a regular reporting cycle with early warning indicators to ensure that large exposures and potential problems are highlighted as early as possible. CEM proactively manages and minimizes exposures that exceed CSFB's credit risk appetite.

Credit Provisioning For management reporting and business line management purposes, CSFB measures expected loss for the loan portfolio and for derivatives exposures over a specified time horizon (depending on the product) based upon the default probabilities assigned by the credit ratings to the borrowers/counterparties. This statistical measure of expected loss is referred to as the annual credit provision, or ACP. The purpose of the ACP is to more accurately reflect the true earnings of the loan business by matching income with losses.

For financial reporting purposes specific credit loss provisions are established on a case-by-case basis taking into account the respective counterparty and/or transaction risk.

CREDIT RISK ARISING FROM TRADING POSITIONS AND DERIVATIVE TRANSACTIONS

Credit risk associated with CSFB's trading and derivatives business is measured against counterparty limits on at least a daily basis. Credit risk is defined in terms of mark-to-market replacement value and potential exposure to maturity. The latter is based on the volatility of the underlying market factors such as interest and foreign exchange rates. VAR analysis is conducted to estimate the potential impact of market volatility on the quality of CSFB's counterparty credit portfolio.

On a case by case basis, CSFB mitigates credit risk associated with its trading and derivatives business by taking collateral (normally consisting of cash and/or treasury instruments issued by G7 sovereigns) from counterparties. Typically, counterparties have two days to meet collateral (margin) calls and during this period CSFB has potential credit risk which would crystallize in the event that collateral is not delivered and mark-to-market exposure remains positive ('call period risk'). In the case of lower rated counterparties, additional collateral may also be taken to cover call period risk.

Collateral is managed and monitored by the Collateral Management Unit, a team of specialists independent from CRM and business line management.

COUNTRY RISK

Country risk is the risk of a substantial, systemic loss of value in the financial assets of a country or group of countries, which may be caused by dislocations in the credit, equity, and/or currency markets. CSFB's major operating divisions (excluding FSG) assume country risk in a variety of ways. The setting of limits for this risk is the responsibility of CPC/CARMC based on recommendations of CRM, SRM and CSFB's economists. Country limits for emerging markets are approved by Chairman's Committee of the Board of Directors of CSG, and delegated to CARMC and CPC jointly.

The measurement of exposures against country limits is undertaken by RMM. For trading positions, country risk is a function of the mark-to-market exposure of the position, while for loans and related facilities, country risk is a function of the amount that CSFB has lent or committed to lend. The day-to-day management of country exposure is assigned to each of the core businesses in accordance with its business authorizations and limit allocations. RMM and CRM provide independent oversight to ensure that the core businesses operate within their limits. CRM has the responsibility for periodically adjusting these limits to reflect changing credit fundamentals and business volumes. The designation of countries as 'emerging market countries' and 'non-emerging countries' is reviewed on a regular basis by CPC/CARMC and is submitted to the Board of Directors of CSG for approval.

Listed below are year-end loans and credit related exposures (letters of credit, guarantees, unfunded commitments and similar instruments) and exposures to trading counterparties (mark-to-market receivables) aggregated by rating of country of risk (country of risk is the domicile of the obligor).

COUNTRY EXPOSURE BY CSFB RATING (EXCLUSIVE OF PROVISIONS)
As of December 31

Country Rating Class	2000		1999	
	CHF billion	%	CHF billion	%
AAA	186.1	83%	171.0	80%
AA+ to AA-	22.4	10%	30.3	14%
A+ to A-	3.5	2%	3.1	1%
BBB+ to BBB-	2.3	1%	2.6	1%
BB+ to BB-	4.9	2%	3.7	2%
B+ to B-	4.7	2%	1.5	1%
CCC to D	0.1	-	3.2	1%
Total	224.0	100%	215.4	100%

4. SETTLEMENT RISK

Settlement risk arises whenever the settlement of a transaction results in timing differences between the disbursement of cash or securities and the receipt of countervalue from the counterparty. This risk arises whenever transactions settle on a 'free of payment' basis and is especially relevant when operating across time zones.

CSFB endeavors to minimize and manage settlement risk through its participation in regulated clearing and depository organizations, which offer immediate finality and DVP (delivery versus payment) services. Market initiatives looking for the consolidation of clearing and settlement practices as a way of reducing or controlling settlement risk are moving to the forefront. CSFB is a proactive participant in these initiatives. One such settlement system is Continuous Linked Settlement ('CLS') which aims to eliminate settlement risk in the field of foreign exchange trading. CLS is scheduled to go live in the fourth quarter 2001. In those markets where these services do not exist, CSFB utilizes agent banks that are instructed to exchange value-for-value.

In those instances where market convention and/or products preclude a value-for-value exchange, CSFB manages its risk through confirmation and affirmation of transaction details with counterparties. In addition, it also proactively seeks to manage the timing of settlement instructions to its agents and the reconciliation of incoming payments in order to reduce the window of exposure. CRM considers these factors in deciding counterparty risk limits.

5. LEGAL RISK

CSFB faces significant legal risks in its businesses. Legal risks in the investment banking business include, among other things, disputes over the terms of trades and other transactions in which CSFB acts as principal; securities law disclosure and other liability in connection with transactions pursuant to which CSFB acts as underwriter, placement agent or financial adviser; the unenforceability or inadequacy of the documentation for some of the transactions in which CSFB participates; investment suitability concerns; compliance with the laws and regulations (including change in laws or regulations) of the many countries in which CSFB does business; and disputes with its employees. Some of these transactions or disputes result in potential or actual litigation that CSFB must incur legal expenses to defend.

The investment banking business is subject to extensive regulation by governmental and self-regulatory organizations around the world. A failure to comply with these regulations could result in regulatory investigations, fines, restrictions on some of CSFB's business activities or other sanctions. CSFB seeks to minimize legal risk through the adoption of compliance and other policies and procedures, continuing to refine controls over business practices and behavior, extensive employee training sessions, the use of appropriate legal documentation, and the involvement of the Legal and Compliance Department and outside legal counsel.

6. OPERATIONAL RISK

Operational risk is the risk of adverse impact to CSFB's business as a consequence of conducting it in an improper or inadequate manner and may result from external factors. CSFB recognize that both direct and indirect losses may result from inadequate or failed processes, people and systems or from external events.[1]

CSG use a group-wide framework to monitor and control such risks. CSFB operates within this framework. CSFB's primary aim lies in early identification, prevention and mitigation of operational risks, as well as in timely and meaningful management reporting.

CSFB has longstanding resources in place to deal with the many aspects of operational risk control, for example a substantial Legal and Compliance Department, an independent audit function (reporting to CSG), and many other functions to address specific operational risk issues. CSFB has also established a central Operational Risk Measurement team, and specialist teams in key support departments such as the Operations Department. The central team reports to the Head of RMM. The functional departments take responsibility for their own operational risks.

Regular communication takes place between these functions to achieve a common understanding of priorities and to develop reporting processes and other initiatives. Defining and striving for best practice in operational risk management methodology and techniques have been a major focus during 2000.

Development of specific operational risk management tools has begun with the consolidated capture and reporting of wide-ranging risk indicators to senior management. Statistical and qualitative analyses will show the relevance and usefulness of individual indicators as early warning signals. Work on improving this reporting framework and evaluating, developing and implementing others will continue through 2001.

[1] CSFB's definition of operational risk is being reviewed following the publication of the Basel Committee on Banking Supervision (BIS) Consultative Document for the New Capital Accord, which proposes the adoption of an industry-wide operational risk definition.

7. REPUTATIONAL RISK

CSFB's policy is to avoid any action or transaction that brings with it a potentially unacceptable level of risk to CSFB's reputation.

For investment banking transactions, such as primary issuance of public securities and corporate advisory mandates, this is accomplished through a regular review by various IBD committees. A similar process is carried out in respect of transactions generated by the FID and Equity sales and trading businesses, where their senior business managers are primarily responsible for determining whether or not there is a reputational risk resulting from the business they conduct. In addition, CSFB has an extensive system of functional controls housed within the Legal and Compliance, Credit Risk Management, New Business, Product Control and Financial Control departments that will highlight potential reputational risk issues to the Reputational Risk Review Procedure. If a transaction has any unique characteristics that might impair CSFB's reputation, the transaction must be put through the Reputational Risk Review Procedure before CSFB commits from either a legal or relationship standpoint. This procedure includes approval from senior members of Regional Oversight and specific senior business managers.

8. ASSET AND LIABILITY MANAGEMENT

The Corporate Treasury Department at CSFB oversees corporate policy with respect to interest rate and foreign exchange exposure as well as a range of other important policy areas including debt maturity profile, internal and external capitalization, intercompany funding and liquidity policy. CSFB minimizes interest rate and foreign currency exposures from a corporate perspective. Trading divisions are authorized to take such risks as part of their business strategies, within limitations set by the CPC/CARMC.

CSFB's liquidity policy focuses on the proven stability of its primary unsecured funding source – its customer deposit base. Coupled with access to customer funds sourced by its affiliates, this deposit base provides CSFB with substantial sources of liquidity that are well diversified and relationship, rather than price, driven. Notwithstanding the proven stability of CSFB's unsecured funding sources, CSFB has a secondary source of liquidity within its broker/dealer business. CSFB can access significant liquidity through the secured funding markets (repurchase agreements and other collateralized arrangements), which have proven reliable in high stress conditions. This secondary source of liquidity ensures availability of alternative funding to meet business plans and commercial commitments. CSFB regularly stress tests its liquidity resources using scenarios designed to represent highly adverse conditions.

9. NOTES ON BUSINESS POLICY WITH REGARD TO THE USE OF DERIVATIVES

The trading and use of derivative products generate various types of risk, notably market and credit risk, but also operational and legal risk.

The standards of disclosure concerning risk management to which this Annual Report conforms are in line with the joint recommendations issued by the International Organization of Securities Commissions ('IOSCO') and the Basel Committee on Banking Supervision. They likewise comply with the Swiss Bankers Association Risk Management Guidelines for Trading and for the use of Derivatives.

Detailed financial information is given for all open derivatives positions held by CSFB as of December 31, 2000, together with information concerning credit risk. These figures, which can be found in the additional information on consolidated off balance sheet business, are in compliance with the classification criteria stipulated by the Institute of International Finance and by Switzerland's accounting rules for financial institutions. The Annual Report shows the positive replacement values, contract volumes and credit equivalents broken down by counterparty credit quality, together with the positive replacement values and credit equivalents classified according to the maturity of the relevant product (see pages 55/56).

For details of CSFB's business policy with regard to the recording, management and limitation of these risks and the manner in which this policy is implemented see the notes in the respective sections.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis for accounting

The Bank's financial statements are prepared in accordance with the accounting rules of the Implementing Ordinance to the Swiss Federal Law on Banks and Savings Banks and the Federal Banking Commission guidelines. The consolidation and valuation policies of the Bank reflect the accounting principles set out in the Swiss stock exchange listing regulations. The financial year for the Bank ends on December 31. In preparing the consolidated financial statements, management is required to make best estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

The consolidated financial statements include the accounts of Credit Suisse First Boston and its subsidiaries. The Bank consolidates subsidiaries in which it holds directly or indirectly, more than fifty percent of the voting rights of an entity or where it has the ability to exercise control over an entity. The effects of intra-group transactions are eliminated in preparing the consolidated financial statements. Minority interests in shareholder's equity and net profit are disclosed separately.

The Bank accounts for participations in which it owns twenty to fifty percent of the voting rights and/or has ability to exercise a significant influence using the equity method of accounting. The Bank's share of the profit or loss is included in other income. Certain majority owned participations, which operate outside of the Bank's core business are accounted for under the equity method.

Companies in which the Bank holds less than twenty percent of the voting rights and/or does not have the ability to exercise significant influence are held at cost, less provisions for other than temporary impairment. These are included in Non-consolidated participations.

Foreign currency translation

For the purposes of consolidation, the balance sheets of foreign subsidiary companies and branches are translated into Swiss francs using the year-end exchange rate, and their income statements are translated using the average exchange rate prevailing throughout the year. Translation differences arising on consolidation are recorded in the statement of shareholder's equity.

In the annual accounts of the individual Bank companies, assets, liabilities and off balance sheet items denominated in foreign currencies are translated into the relevant reporting currency using the year end exchange rate. Income and expense items denominated in foreign currencies are translated into the reporting currency using the exchange rate as of the transaction date. Resulting exchange differences are generally included in the consolidated income statement.

Offsetting

Assets and liabilities are offset when the following conditions are cumulatively met. Receivables and payables arise from transactions of similar nature, with the same counterparty, with the same or earlier maturity of the receivable and in the same currency and which cannot lead to a counterparty risk. Positive and negative replacement values are offset with the same counterparty in so far as bilateral agreements exist that are recognized and enforceable at law.

Trade date/settlement date accounting

Foreign exchange, money market and precious metals transactions are recorded on value (settlement) date. Prior to the value date, foreign exchange and precious metals transactions are recorded as off balance sheet business and reported with their replacement values. Proprietary securities transactions and customer securities transactions are generally recorded on a trade date basis.

Cash, money market papers, due from banks

Cash and due from banks are accounted for at nominal value. Money market instruments held for trading are carried at fair value. Money market instruments not held for trading or for sale are recorded net of unamortized premiums/discounts. The necessary provisions for recognizable risks and potential losses are normally deducted from the appropriate asset items in the balance sheet.

Due from customers and mortgages (loans)

Loans are initially recorded at nominal value. Loans held to maturity are recorded net of unamortized premiums/discounts. Loans held for sale are recorded at the lower of cost or market. Interest income is accrued as earned.

Loans are carried at nominal value net of any provisions for impairment. The Bank provides for credit losses based on regular and detailed analysis on each loan in the portfolio considering collateral and counterparty risk. If uncertainty exists as to the repayment of either principal or interest, a provision is either provided or adjusted accordingly. Charge-off of a loan occurs when the Bank is certain there is no possibility to recover the principal.

The Bank considers a loan impaired when it believes that it will be unable to collect all principal and/or interest in accordance with the contractual terms of the loan agreement. A loan is classified as non-performing at the latest when the contractual payments of principal and/or interest are in arrears for 90 days or more. Interest collected on non-performing loans is accounted for using the cash basis, cost recovery method or a combination of both, as appropriate. Generally, an impaired loan may be restored to performing status when all delinquent principal and interest are brought current in accordance with the terms of the loan agreement and certain performance criteria are met.

Securities and precious metal trading portfolio

Debt and equity securities and precious metals held in the trading portfolio are carried at fair value.

Fair value is determined using quoted market prices, where a price-efficient and liquid market exists. In the absence of such a market, the fair value is established on the basis of a valuation model. Unrealized and realized gains and losses on these positions are recognized as Net trading income. Interest and dividend income from the trading portfolio is recorded in Net interest income. Where fair values cannot be determined, the positions are measured at the lower of cost or market or estimated net realizable value.

Financial investments

This position includes securities, private equity investments, real estate held for sale as well as debt securities held until maturity. Companies acquired and held for subsequent disposal are included in Financial Investments.

Debt and equity securities and real estate held for sale are valued at the lower of cost or market value. Unrealized losses are recorded in the income statement when the market value is lower than the cost. When the market value increases, unrealized gains are recorded only to the extent losses were previously recognized. Losses due to impairment in creditworthiness are recorded in Valuation adjustments, provision and losses.

Debt securities held to maturity are carried at amortized cost (accrual method). Premiums and discounts are accrued or deferred over the term of the instrument until final maturity. Realized profits or losses, which are interest related and which arise from the early disposal or redemption of the instrument are accrued or deferred over the remaining term of the instrument sold. Losses due to impairment in creditworthiness are recorded in Valuation adjustments, provisions and losses.

Derivative instruments

Positive and negative replacement values of all derivative instruments are reported within Other assets and Other liabilities, respectively.

Trading derivative instruments are carried at fair value as positive and negative replacement values. The replacement values are presented net by counterparty for transactions in those products where the Bank has a legal right to set off; otherwise the replacement values are presented gross by contract. Realized and unrealized gains and losses are included in Net trading income. The majority of the Bank's derivative positions are trading related.

The Bank uses derivatives to manage interest rate, foreign currency, equity market, and credit risks. Gains and losses on hedging derivative instruments are recognized in income on the same basis as the underlying exposure. Strategic positions are valued at lower of cost or market. Derivative instruments used for interest rate risk management are valued according to the accrual method. The interest component is accrued or deferred over the term of the instrument according to the annuity method. Realized profits or losses, which are interest related and which arise from the early disposal or redemption of the instrument are also accrued or deferred over the remaining term of the instrument.

Gains and losses related to qualifying hedges of firm commitments and probable anticipated transactions are deferred and recognized in income or as adjustments to carrying amounts when the hedged transactions occur.

Own shares and own bonds

The Bank buys and sells shares of CSG ('own shares'), own bonds and derivatives on own shares within its normal trading and market making activities. In addition, the Bank holds own shares to hedge commitments arising from employee compensation schemes. Own shares are included in the trading portfolio and are carried at fair value or are held in financial investments and are carried at cost. Changes in fair value and realized gains and losses on own shares and own bonds included in the trading portfolio are reported as Net trading income. Interest earned and dividends received are reported as Interest income. Derivatives on own shares are carried at fair value and reported as positive and negative replacements values in Other assets and Other liabilities. Realized and unrealized gains and losses on derivatives on own shares are recognized in Net trading income.

Tangible fixed assets

Real estate held for own use, including capital improvements, is carried at cost less depreciation over its estimated useful life, generally 40 to 67 years. No depreciation is charged on land however, valuation adjustments are recorded for impairment. Other tangible fixed assets such as computers, machinery, furnishings, vehicles and other equipment, as well as alterations and improvements to rented premises, are depreciated using the straight-line method over their estimated useful life, generally 3 to 5 years.

Intangible assets

The Bank capitalizes certain costs relating to the acquisition and installation of software. The Bank depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, normally not exceeding 3 years.

Identifiable intangible assets are generally acquired through business combinations and other transfers of assets. Purchased intangibles assets are initially recorded at fair value and depreciated over their estimated useful life, not to exceed 20 years. The useful life of intangible assets relating to individuals does not exceed 5 years. Additionally, such assets are regularly evaluated for impairment.

Goodwill represents the excess of purchase price over the estimated fair value of net assets acquired at the acquisition date. The goodwill included in this balance sheet position arises from acquisitions after January 1, 1997. Prior to January 1, 1997, goodwill was charged to equity. Goodwill is amortized using the straight-line method over its estimated useful life, not to exceed 20 years.

Taxes

Income tax expense is calculated on the basis of the annual results of the individual financial statements of the Bank companies. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are calculated based on expected tax rates and are recorded in Other Assets and Provisions, respectively. Deferred income tax expense represents the net change in the deferred tax asset or liability balance during the year and is charged to tax expense, except to the extent the change relates to transactions recognized directly in shareholder's equity. This amount together with income taxes payable or receivable in the current year represents the total income tax expense for the year. No deferred tax assets are recognized for net operating loss carry-forwards. Other deferred tax assets are recognized subject to management's judgment that realization is more likely than not. No provision is made for non-recoverable withholding taxes on undistributed profits of Bank companies.

Repurchase and reverse repurchase agreements (Repos)

The Bank enters into purchases of securities under agreements to resell and sales of securities under agreements to repurchase substantially identical securities. Such agreements normally do not constitute economic sales and are therefore treated as financing transactions. Securities sold subject to such agreements continue to be recognized in the balance sheet. The proceeds from the sale of these securities are treated as liabilities. Securities purchased under agreements to resell are recognized as loans collateralized by securities. Receivables and liabilities are valued using the accrual method, except those held in the trading book (matched book repo trading) which are carried at fair value. Transactions in which economic control over the securities transferred has been relinquished are reported as purchases or sales with a related forward commitment to resell or repurchase.

Securities lending and borrowing (SLBs)

Securities borrowed and lent with cash collateral and daily margining are reported as repurchase and reverse repurchase transactions. All other securities borrowed and lent that are collateralized by cash are included in the balance sheet at amounts equal to the cash advanced or received. Securities lent or securities provided as collateral for securities borrowed continue to be recognized in the balance sheet at their carrying value if control over the securities transferred is not relinquished. Securities borrowed and securities received as collateral for securities lent are recognized in the balance sheet if control over the securities transferred is relinquished. SLB fees earned or incurred are recognized as interest income and interest expense, respectively.

Pension plans

The Bank sponsors various retirement benefit plans for its employees worldwide. These plans include both defined benefit and defined contribution plans, as well as other retirement benefits such as post-retirement life insurance and post-employment medical benefits. Pension expense is recorded in Personnel expenses and is based on actuarial valuation methods and projected plan liabilities for accrued service.

2. CHANGES TO ACCOUNTING POLICIES

Repurchase and reverse repurchase agreements (Repos)

Prior to year-end 2000, repo transactions where the cash taker has lost economic control over the collateral provided were also recorded as advances secured by securities or as deposits against which the bank's securities are pledged. Had the new policy been in effect in 1999, the impact on the 1999 consolidated balance sheet would not have been material.

Securities lending and borrowing (SLBs)

Prior to the year-end 2000, securities borrowed and lent with collateral and no daily margining were recorded as inventory movements with corresponding receivables and payables arising therefrom. Securities borrowed and lent with non-monetary collateral and daily margining were recorded as a combination of a repurchase and reverse repurchase agreement. The impact on the 1999 consolidated balance sheet would not have been material. Prior to year-end 2000 SLB fees were reported as commission income or expense respectively. Had the new policy been in effect in 1999, the impact on the 1999 consolidated income statement would have been CHF 106 million higher net interest income.

FOREIGN CURRENCY TRANSLATION RATES

Applied to the consolidation of the subsidiaries and branches of the Bank

		Year end rates for balance sheet and off balance sheet positions		Yearly average rates for income statement	
		31.12.00	31.12.1999	**2000**	1999
MAIN CURRENCIES		**CHF**	CHF	**CHF**	CHF
1	US dollar	**1.63**	1.60	**1.67**	1.49
1	British pound	**2.44**	2.59	**2.53**	2.40
1	Euro	**1.52**	1.61	**1.54**	1.58
1	Canadian dollar	**1.09**	1.10	**1.12**	1.00
1	Australian dollar	**0.91**	1.04	**0.97**	0.96
1	Singapore dollar	**0.94**	0.96	**0.97**	0.88
1	Hong Kong dollar	**0.21**	0.21	**0.21**	0.19
1	German mark	**0.78**	0.82	**0.79**	0.81
1	French franc	**0.23**	0.24	**0.24**	0.24
100	Italian lire	**0.08**	0.08	**0.08**	0.08
100	Japanese yen	**1.43**	1.56	**1.55**	1.31
100	Spanish pesetas	**0.92**	0.97	**0.93**	0.95
100	Luxembourg francs	**3.78**	3.98	**3.82**	3.93

Company name	Domicile	Currency	Share capital in thousands	Shareholding
CONSOLIDATED SUBSIDIARIES				
Primarily engaged in investment and commercial banking				
Credit Suisse First Boston Corporation	New York, USA	USD	1'000	100.00%
Credit Suisse First Boston Mortgage Capital LLC	New York, USA	USD	1	100.00%
Credit Suisse First Boston Management Corporation	New York, USA	USD	30'250	100.00%
Banco de Investimentos Credit Suisse First Boston Garantia SA	Sao Paulo, Brazil	BRL	164'834	100.00%
Credit Suisse First Boston (Bahamas) Limited (formerly Credit Suisse First Boston Garantia Ltd)	Nassau, Bahamas	USD	16'917	100.00%
Credit Suisse First Boston (Singapore) Ltd	Singapore, Singapore	SGD	163'740	100.00%
Credit Suisse First Boston (Hong Kong) Ltd	Hong Kong, China	HKD	381'142	100.00%
Credit Suisse First Boston Pacific Capital Markets Ltd	Sydney, Australia	AUD	10'000	100.00%
Credit Suisse First Boston Australia Securities Ltd	Sydney, Australia	AUD	29'900	100.00%
Credit Suisse First Boston Australia Ltd	Sydney, Australia	AUD	14'050	100.00%
Credit Suisse First Boston Securities (Japan) Ltd	Tokyo, Japan	USD	165'002	100.00%
Credit Suisse First Boston (Europe) Ltd	London, United Kingdom	USD	27'300	100.00%
Credit Suisse First Boston Equities Ltd	London, United Kingdom	GBP	15'000	100.00%
Credit Suisse First Boston Canada	Toronto, Canada	CAD	157'312	100.00%
Credit Suisse First Boston Aktiengesellschaft	Frankfurt, Germany	DEM	215'000	100.00%
Credit Suisse First Boston (Moscow) A/O	Moscow, Russia	USD	37'831	99.99%
Credit Suisse First Boston (Cyprus) Ltd	Limassol, Cyprus	USD	725'000	100.00%
Finanz AG	Zurich, Switzerland	CHF	15'000	100.00%
Credit Suisse First Boston Investments (Guernsey) Ltd	St. Peter Port, Guernsey	USD	300'001	100.00%
Credit Suisse First Boston (Australia) Equities Ltd	Melbourne, Australia	AUD	13'000	100.00%
Credit Suisse First Boston NZ Restructuring No. 1 Ltd	Wellington, New Zealand	NZD	10'000	100.00%
Credit Suisse First Boston (India) Securities Ltd	Mumbai, India	INR	979'820	75.00%
Credit Suisse First Boston New Zealand Investments Ltd	Wellington, New Zealand	NZD	1'600	100.00%
AJP Cayman Ltd	Grand Cayman, Cayman Islands	USD	101'227	100.00%
Credit Suisse First Boston Capital (Guernsey) I Ltd	St. Peter Port, Guernsey	USD	0.1	100.00%
Credit Suisse First Boston International (formerly Credit Suisse Financial Products)	London, United Kingdom	USD	682'325	80.00% [1]
Credit Suisse First Boston Singapore Futures Pte Ltd	Singapore, Singapore	USD	11'083	100.00%
Credit Suisse First Boston (Cayman) Ltd	Grand Cayman, Cayman Islands	USD	0.001	100.00%
Primarily engaged in asset management				
Credit Suisse Trust & Banking Co Ltd	Tokyo, Japan	JPY	9'000'000	100.00%
Credit Suisse Asset Management Ltd	London, United Kingdom	GBP	19	100.00%
Credit Suisse Asset Management (Australia)	Sydney, Australia	AUD	270	100.00%
Credit Suisse Asset Management LLC	New York, USA	USD	0.01	100.00%
Credit Suisse Asset Management (Deutschland) GmbH	Frankfurt, Germany	DEM	5'000	100.00%
Credit Suisse Asset Management (France) SA	Paris, France	FRF	164'794	100.00%
Credit Suisse Asset Management SIM SpA	Milan, Italy	ITL	12'000'000	100.00%
Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	16'005	100.00%
Credit Suisse Asset Management Holdings, Inc	New York, USA	USD	0.001	100.00%

[1] remaining 20% held by CSG.

Company name	Domicile	Currency	Share capital in thousands	Shareholding
CONSOLIDATED SUBSIDIARIES Continued				
Finance and financial holding companies				
Credit Suisse First Boston, Inc	New York, USA	USD	187'027	100.00% [1]
Credit Suisse First Boston International (Guernsey) Ltd	St Peter Port, Guernsey	USD	200	100.00%
Credit Suisse First Boston (International) Holding AG (formerly Credit Suisse First Boston (International) AG)	Zug, Switzerland	CHF	37'500	100.00%
Credit Suisse First Boston (Latin America) Holdings LLC	Grand Cayman, Cayman Islands	USD	29'550	100.00%
Credit Suisse First Boston Australia (Finance) Ltd	Melbourne, Australia	AUD	10'000	100.00%
Credit Suisse First Boston Finance (Guernsey) Ltd	St Peter Port, Guernsey	USD	160	100.00%
Credit Suisse First Boston Finance BV	Amsterdam, The Netherlands	NLG	40	100.00%
Credit Suisse First Boston Australia (Holdings) Ltd	Sydney, Australia	AUD	42'000	100.00%
Fund management companies				
Credit Suisse Bond Fund Management Company SA	Luxembourg, Luxembourg	CHF	300	100.00%
Credit Suisse Equity Fund Management Company SA	Luxembourg, Luxembourg	CHF	300	100.00%
Credit Suisse Money Market Fund Management Company SA	Luxembourg, Luxembourg	CHF	300	100.00%
Credit Suisse Portfolio Fund Management Company SA	Luxembourg, Luxembourg	CHF	300	100.00%
Credit Suisse Asset Management Funds	Zurich, Switzerland	CHF	7'000	100.00%
Real estate companies				
GTN Global Properties Holding Ltd	Limassol, Cyprus	USD	2	100.00%
NON-CONSOLIDATED PARTICIPATIONS				
Associated companies (accounted for by the equity method)				
Valcambi SA	Balerna, Switzerland	CHF	12'000	100.00%
Innovent Capital Ltd	Grand Cayman, Cayman Islands	CHF	10'588	13.06%
Swiss Euro Clearing Bank GmbH	Frankfurt, Germany	EUR	9'200	12.50%
Banco Comercial SA	Montevideo, Uruguay	UYP	39'806	19.86% [2]
Participations - main companies				
Banco General de Negocios	Buenos Aires, Argentina	ARS	163'000	26.37% [3]
Telekurs Holding AG	Zurich, Switzerland	CHF	45'000	17.41%
Swiss Financial Service Group AG	Zurich, Switzerland	CHF	26'000	19.98%
SNOC Swiss Nominee Company	Zurich, Switzerland	CHF	2'000	25.00%
Euro-Clear Clearance System Ltd	London, United Kingdom	USD	2'500	4.83%
Central Banco Investimento SA	Lisbon, Portugal	PTE	1'890'000	5.04%
San Luis Financial and Investment Co Ltd	Panama City, Panama	PAB	480	12.80%
North Bay Ltd	Nassau, Bahamas	USD	8'000	100.00%
SWIFT	La Hulpe, Belgium	EUR	10'845	1.66%

[1] 43% of voting rights held by CSG
[2] voting rights 27.40%.
[3] voting rights 12.14%.

Company name	Domicile	Currency	Share capital in thousands	Shareholding
CHANGES TO THE SCOPE OF CONSOLIDATION				
Purchases				
Credit Suisse First Boston (USA), Inc (formerly Donaldson, Lufkin & Jenrette, Inc)	New York, USA	USD	389'619	100.00%
Donaldson, Lufkin & Jenrette Securities Corporation	New York, USA	USD	0.3	100.00%
DLJ Capital Investors, Inc	New York, USA	USD	0.1	100.00%
DLJ Capital Corporation	New York, USA	USD	1.0	100.00%
DLJ International Group Ltd	London, United Kingdom	USD	900'826	100.00%
DLJ Capital Funding, Inc	New York, USA	USD	0.1	100.00%
DLJ Cayman Islands LDC	Grand Cayman, Cayman Islands	USD	5	100.00%
DLJ International Capital	Grand Cayman, Cayman Islands	USD	10	100.00%
DLJ Capital Trust I	New York, USA	USD	6'224	100.00%
DLJ Long-Term Investment Corporation	New York, USA	USD	0.1	100.00%
DLJ Mortgage Capital, Inc	New York, USA	USD	0.1	100.00%
Donaldson Lufkin & Jenrette International	London, United Kingdom	USD	756'103	100.00%
DLJ International Securities	London, United Kingdom	USD	215'000	100.00%
DLJ Global IMS	London, United Kingdom	USD	70'923	100.00%
DLJdirect Limited	London, United Kingdom	USD	45'000	100.00%
DLJ International Group Limited	London, United Kingdom	USD	903'825	100.00%
DLJ UK Holding Limited	London, United Kingdom	USD	773'437	100.00%
DLJIS Holdings Limited	London, United Kingdom	USD	0.001	100.00%
DLJ UK Properties Limited	London, United Kingdom	USD	45'000	100.00%
Pershing Securites Limited	London, United Kingdom	GBP	3'597	100.00%
Pershing Limited	London, United Kingdom	GBP	2'890	100.00%
Credit Suisse First Boston Capital (Guernsey) II Ltd	St. Peter Port, Guernsey	EUR	0.1	100.00%
Credit Suisse First Boston Capital (Guernsey) III Ltd	St. Peter Port, Guernsey	GBP	0.1	100.00%
Credit Suisse First Boston Capital (Guernsey) IV Ltd	St. Peter Port, Guernsey	CHF	0.1	100.00%
Credit Suisse First Boston Finance (USA) LLC	Delaware, USA	USD	0.1	100.00%
Liquidated				
CSFB Financial Services	Delaware, USA			100.00%
CSFB Finanziaria SPA	Milan, Italy			100.00%

ANALYSIS OF INCOME	2000 CHF m	1999 CHF m	Change CHF m
NET INTEREST INCOME			
Interest and discount income	**24'855**	**14'691**	**10'164**
Interest income from claims on customers	**8'289**	5'779 [1]	2'510
Interest income from claims on banks	**15'277**	8'020 [1]	7'257
Interest/discount income from bills of exchange and money market paper	**1'147**	751 [2]	396
Credit commissions treated as interest income	**142**	141	1
Interest and dividend income from trading portfolio	**5'791**	**4'092**	**1'699**
Interest income	**4'933**	3'460	1'473
Dividend income	**858**	632	226
Interest and dividend income from financial investments	**249**	**232**	**17**
Interest income	**184**	210 [2]	-26
Dividend income	**65**	22	43
Interest expense	**-29'160**	**-16'715**	**-12'445**
Interest expense on liabilities to customers	**-10'828**	-8'552 [1]	-2'276
Interest expense on liabilities to banks	**-18'332**	-8'163 [1]	-10'169
of which interest expense on subordinated liabilities	***-704***	*-695*	*-9*
Total net interest income	**1'735**	**2'300**	**-565**

NET COMMISSION AND SERVICE FEE INCOME	2000 CHF m	1999 CHF m	Change CHF m
Income from credit business	**611**	**492**	**119**
Credit commissions	**613**	493	120
less commission expense	**-2**	-1	-1
Income from securities business	**5'682**	**3'393**	**2'289**
Commission income from stock exchange business and securities underwriting	**5'792**	3'528	2'264
less commission expense	**-110**	-135	25
Income from investment business	**5'122**	**3'181**	**1'941**
Commission income from investment business and asset management	**5'690**	3'567	2'123
less commission expense	**-568**	-386	-182
Other commission and fee income	**210**	**30**	**180**
Other commission and fee income	**218**	37	181
less commission expense	**-8**	-7	-1
Total net commission and service fee income	**11'625**	**7'096**	**4'529**

NET TRADING INCOME (including derivatives and expenditure on brokerage/commissions)	2000 CHF m	1999 CHF m	Change CHF m
Income from trading in interest related instruments	**2'785**	2'649	136
Income from trading in equity related instruments	**4'233**	2'352	1'881
Income from foreign exchange and banknote trading	**208**	646	-438
Income from precious metals trading	**117**	104	13
Other income from trading	**383**	40	343
Total net trading income	**7'726**	**5'791**	**1'935**

[1] Interest income and expense have each been restated by CHF 2,242 million to be consistent with the current year presentation.
[2] CHF 185 million reclassified from interest and dividend income from financial investments to interest and discount income from bills of exchange and money market papers to be consistent with the current year.

ANALYSIS OF EXPENSES	2000 CHF m	1999 CHF m	Change CHF m
PERSONNEL EXPENSES			
Personnel compensation	**12'370**	7'873	4'497
Staff benefits	**676**	527	149
Other staff costs	**558**	387	171
Total personnel expenses	**13'604**	**8'787**	**4'817**
OTHER OPERATING EXPENSES			
Bank premises and real estate	**543**	476	67
Expenditures on IT, machinery, furnishings, vehicles and other equipment	**349**	229	120
Expense allocations from other CSG entities	**436**	419	17
Expense allocations to other CSG entities	**-323**	-260	-63
Other operating expenses	**2'500**	1'709	791
of which communications and advertising costs	***600***	*397*	*203*
of which legal, consultancy and audit fees	***718***	*555*	*163*
of which fees and commissions	***79***	*60*	*19*
of which other costs	***1'103***	*697*	*406*
Total other operating expenses	**3'505**	**2'573**	**932**
DEPRECIATION AND WRITE-DOWNS ON NON-CURRENT ASSETS			
Depreciation on tangible fixed assets	**706**	556	150
Depreciation on intangible assets	**409**	55	354
Total depreciation and write-downs on non-current assets	**1'115**	**611**	**504**
VALUATION ADJUSTMENTS, PROVISIONS AND LOSSES			
Provisions and valuation adjustments for default risks	**754**	531	223
Provisions and valuation adjustments for other business risks	**32**	294	-262
Other losses	**167**	10	157
Total valuation adjustments, provisions and losses	**953**	**835**	**118**

ANALYSIS OF EXTRAORDINARY INCOME AND EXPENSES	2000 CHF m	1999 CHF m	Change CHF m
EXTRAORDINARY INCOME			
Other extraordinary income	14	4	10
Gains realized from the disposal of participations	-	5	-5
Total extraordinary income	14	9	5
EXTRAORDINARY EXPENSES			
Restructuring costs relating to DLJ acquisition	1'499	-	1'499
Loss on sale of fixed assets	36	-	36
Other extraordinary expenses	7	-	7
Real estate related provisions	-	11	-11
IT provision for Year 2000 and EMU events	-	7	-7
Restructuring costs relating to CSG reorganization	-	23	-23
Total extraordinary expenses	1'542	41	1'501

INCOME AND EXPENSES FROM ORDINARY BANKING BUSINESS: SWITZERLAND AND ABROAD[1]	2000 Switzerland CHF m	2000 Abroad CHF m	1999 Switzerland CHF m	1999 Abroad CHF m
Net interest income/expense	-766	2'501	-258	2'558
Net commissions and service fee income	816	10'809	741	6'355
Net trading income	805	6'921	655	5'136
Net other ordinary income	-41	535	151	15
NET OPERATING INCOME	814	20'766	1'289	14'064
Operating expenses				
Personnel expenses	580	13'024	442	8'345
of which personnel compensation	*514*	*11'856*	*376*	*7'497*
of which staff benefits	*46*	*630*	*36*	*491*
of which other staff costs	*20*	*538*	*30*	*357*
Other operating expenses	346	3'159	311	2'262
of which bank premises	*62*	*481*	*59*	*417*
of which expenditure on IT, machinery, furnishings, vehicles, etc.	*11*	*338*	*5*	*224*
of which other property, equipment and administrative costs	*273*	*2'340*	*247*	*1'621*
Total operating expenses	926	16'183	753	10'607
GROSS OPERATING PROFIT/LOSS	-112	4'583	536	3'457
% of total	*-3%*	*103%*	*13%*	*87%*
Taxes	108	227	141	430
% of total	*32%*	*68%*	*25%*	*75%*
GROSS OPERATING PROFIT/LOSS AFTER TAXES	-220	4'356	395	3'027
% of total	*-5%*	*105%*	*12%*	*88%*

[1] Intercompany eliminations distort the actual operating results shown in this table.

MONEY MARKET PAPERS	31.12.00 CHF m	31.12.99 CHF m	Change CHF m
Bills of exchange and money market papers discountable or pledgable with central banks	**5'790**	6'076	-286
of which short and medium-term federal securities	***5'681***	*5'954*	*-273*
Other bills of exchange and money market papers	**20'575**	16'818	3'757
TOTAL MONEY MARKET PAPERS	**26'365**	**22'894**	**3'471**

CLAIMS BALANCE SHEET		Form of security: Secured by mortgage CHF m	Form of security: Other security CHF m	Unsecured CHF m	Total CHF m
Claims on banks	**December 31, 2000**	-	**210'061**	**36'528**	**246'589**
of which securities lending and reverse repurchase agreements		-	*207'513*	*581*	*208'094*
	December 31, 1999	-	131'639	38'517	170'156
Lendings					
Claims on customers (including finance leases)		287	49'094	44'480	93'861
of which securities lending and reverse repurchase agreements		-	*22'089*	*998*	*23'087*
Mortgages		19'277	-	-	19'277
of which residential		*1'927*	-	-	*1'927*
houses and owner-occupied flats		*6'442*	-	-	*6'442*
offices and business property		*2'963*	-	-	*2'963*
commercial and industrial property		*1'973*	-	-	*1'973*
other property		*5'972*	-	-	*5'972*
Total lendings	**December 31, 2000**	**19'564**	**49'094**	**44'480**	**113'138**
	December 31, 1999	7'414	31'346	25'332	64'092

CLAIMS OFF-BALANCE SHEET BUSINESS		Form of security: Secured by mortgage CHF m	Form of security: Other security CHF m	Unsecured CHF m	Total CHF m
Contingent liabilities					
Credit guarantees in form of avals and indemnity liabilities		-	4'395	1'438	5'833
Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees		-	1'215	1'307	2'522
Irrevocable commitments in respect of documentary credits		-	1'220	1'537	2'757
Other contingent liabilities		-	538	1'775	2'313
Total contingent liabilities	**December 31, 2000**	-	**7'368**	**6'057**	**13'425**
	December 31, 1999	24	7'256	7'141	14'421
Irrevocable commitments	**December 31, 2000**	**6'985**	**75'968**	**43'193**	**126'146**
	December 31, 1999	2'325	56'514	61'006	119'845
Confirmed credits	**December 31, 2000**	-	**14**	**136**	**150**
	December 31, 1999	-	-	226	226
Total secured claims off-balance sheet	**December 31, 2000**	**6'985**	**83'350**	**49'386**	**139'721**
business	December 31, 1999	2'349	63'770	68'373	134'492

LENDINGS (CLAIMS ON CUSTOMERS, MORTGAGES) BY ECONOMIC SECTOR

	Swiss borrowers[1]		Foreign borrowers[1]		Total lendings				
	31.12.00 CHF m	31.12.99 CHF m	**31.12.00 CHF m**	31.12.99 CHF m	**31.12.00 CHF m**	31.12.99 CHF m	**Change CHF m**	**% of total 31.12.00**	% of total 31.12.99
Private households	**147**	28	**22'422**	492	**22'569**	520	**22'049**	**20**	1
Non-profit institutions	**-**	-	**-**	-	**-**	-	**-**	**-**	-
Private sector enterprises (non-financial)	**2'950**	1'227	**38'243**	26'474	**41'193**	27'701	**13'492**	**35**	42
Agriculture and mining	**-**	-	**975**	617	**975**	617	**358**	**1**	1
Manufacturing	**585**	740	**7'693**	7'785	**8'278**	8'525	**-247**	**6**	13
Food	***-***	*8*	***561***	*658*	***561***	*666*	***-105***	***-***	*1*
Beverages	***-***	*-*	***-***	*132*	***-***	*132*	***-132***	***-***	*-*
Textiles	***-***	*2*	***372***	*304*	***372***	*306*	***66***	***-***	*-*
Timber, furniture	***-***	*25*	***620***	*1'132*	***620***	*1'157*	***-537***	***-***	*2*
Plastics, rubber, leather	***1***	*4*	***118***	*465*	***119***	*469*	***-350***	***-***	*1*
Chemicals	***277***	*365*	***1'033***	*344*	***1'310***	*709*	***601***	***1***	*1*
Oil	***-***	*-*	***-***	*538*	***-***	*538*	***-538***	***-***	*1*
Metals, building installations	***-***	*9*	***926***	*776*	***926***	*785*	***141***	***1***	*1*
Machinery, equipment, vehicles	***307***	*327*	***3'748***	*3'220*	***4'055***	*3'547*	***508***	***4***	*6*
Other	***-***	*-*	***315***	*216*	***315***	*216*	***99***	***-***	*-*
Construction	**-**	-	**205**	335	**205**	335	**-130**	**-**	-
Energy, environmental protection	**-**	3	**7'915**	7'125	**7'915**	7'128	**787**	**7**	11
Services	**2'365**	484	**21'455**	10'612	**23'820**	11'096	**12'724**	**21**	17
Wholesale and retail trade	***985***	*64*	***1'309***	*668*	***2'294***	*732*	***1'562***	***2***	*1*
Transport, hotels and catering	***188***	*117*	***3'031***	*1'690*	***3'219***	*1'807*	***1'412***	***3***	*3*
Other services	***1'192***	*303*	***17'115***	*8'254*	***18'307***	*8'557*	***9'750***	***16***	*13*
Financial enterprises	**5'215**	4'391	**40'395**	29'602	**45'610**	33'993	**11'617**	**41**	54
Public authorities	**75**	1	**3'691**	1'877	**3'766**	1'878	**1'888**	**4**	3
TOTAL LENDINGS	**8'387**	5'647	**104'751**	58'445	**113'138**	64'092	**49'046**	**100**	100
% of total lendings	**7**	9	**93**	91	**100**	100			

[1] By customer domicile.

SECURITIES AND PRECIOUS METALS TRADING PORTFOLIO	31.12.00 CHF m	31.12.99 CHF m	Change CHF m
Interest-bearing securities and loan stock rights	**128'288**	**79'024**	**49'264**
of which issued by CSG or subsidiary companies thereof	***837***	*151*	*686*
of which issued by public sector entities	***84'428***	*50'432*	*33'996*
Quoted on stock exchanges	**62'616**	48'848	13'768
Not quoted on stock exchanges	**65'672**	30'176	35'496
Equities	**62'161**	**41'883**	**20'278**
of which CSG shares[1]	***3'647***	*1'033*	*2'614*
of which units in equity funds	***893***	*645*	*248*
Quoted on stock exchanges	**54'154**	36'471	17'683
Not quoted on stock exchanges	**8'007**	5'412	2'595
Precious metals	**1'998**	**1'930**	**68**
of which serving as cover for delivery commitments shown as liabilities	***1'998***	*1'930*	*68*
TOTAL SECURITIES AND PRECIOUS METALS TRADING PORTFOLIO	**192'447**	**122'837**	**69'610**
of which securities discountable or pledgable with central banks	***72'595***	*43'282*	*29'313*

SUBSTANTIAL CLAIMS AND LIABILITIES INCLUDED IN OTHER BALANCE SHEET POSITIONS[4]	31.12.00 CHF m	31.12.99 CHF m	Change CHF m
Lending of trading portfolio[2]	**183**	-	183
of which to banks	***174***	-	*174*
of which to customers	***9***	-	*9*
Borrowing of trading portfolio[3]	**2'613**	4'701	-2'088
of which from banks	***2'287***	*4'316*	*-2'029*
of which from customers	***326***	*385*	*-59*
Positive replacement values of trading portfolio derivatives (other assets)	**43'302**	38'563	4'739
Negative replacement values of trading portfolio derivatives (other liabilities)	**48'961**	40'456	8'505

[1] Current positions in CSG shares are subject to delivery commitments under derivatives and staff compensation plans as well as securities borrowing contracts. When these commitments are taken into account, the Bank's holdings of CSG shares are insignificant.
[2] Shown in the consolidated balance sheet as due from banks or customers.
[3] Shown in the consolidated balance sheet as due to banks or customers.
[4] *Valued at fair value and any related profit/loss is shown under net trading income*

FINANCIAL INVESTMENTS[1]	Book value 31.12.00 CHF m	Book value 31.12.99 CHF m	Cost[4] 31.12.00 CHF m	Cost[4] 31.12.99 CHF m	Fair value[4] 31.12.00 CHF m	Fair value[4] 31.12.99 CHF m	Change in book value CHF m
Interest-bearing securities	**2'704**	1'784	-	-	-	-	920
of which issued by public sector entities	***1'712***	*873*	-	-	-	-	*839*
of which valued at accrual method	***2'086***	*1'103*	-	-	-	-	*983*
of which valued at lower of cost or fair value	***618***	*681*	***651***	*705*	***635***	*701*	*-63*
Quoted on stock exchanges	**1'013**	399	-	-	-	-	614
Not quoted on stock exchanges	**1'691**	1'385	-	-	-	-	306
Equities	**5'511**	3'411	**6'225**	3'607	**6'050**	3'514	2'100
of which qualifying equity interests[2]	***2'418***	*1'434*	-	-	-	-	*984*
Real estate[3]	**2'021**	1'606	**2'021**	1'606	**2'021**	1'606	415
TOTAL FINANCIAL INVESTMENTS	**10'236**	**6'801**	-	-	-	-	**3'435**
of which securities discountable or pledgable with central banks	***530***	*1'035*	-	-	-	-	*-505*

[1] Investments which are not held for trading or participation purposes (equity participations and real estate).
[2] At least 10% capital or voting rights.
[3] Real estate held for resale.
[4] Details only for financial investments that are valued at the lower of cost or fair value.

NON-CONSOLIDATED PARTICIPATIONS	31.12.00 CHF m	31.12.99 CHF m	Change CHF m
Quoted on stock exchanges	-	-	-
Not quoted on stock exchanges	**1'078**	1'017	61
TOTAL NON-CONSOLIDATED PARTICIPATIONS	**1'078**	**1'017**	**61**

CAPITAL ASSETS AT DECEMBER 31, 2000	Cost 31.12.99 CHF m	Accumulated deprecia-tion CHF m	Net book value 31.12.99 CHF m	Translation difference CHF m	Acquisitions, Investments, and Income from equity CHF m	Disposals CHF m	Transfers CHF m	Depreciation CHF m	**Net book value 31.12.00 CHF m**
Participations accounted for using the equity method	857	-	857	21	272	-226	-153	-	**771**
Other participations	160	-	160	-4	176	-11	-	-14	**307**
Total non-consolidated participations	**1'017**	**-**	**1'017**	**17**	**448**	**-237**	**-153**	**-14**	**1'078**
Bank premises	3'464	-410	3'054	-18	87	-157	-102	-82	**2'782**
Other real estate	254	-24	230	-4	138	-21	-67	-6	**270**
Total real estate [1]	**3'718**	**-434**	**3'284**	**-22**	**225**	**-178**	**-169**	**-88**	**3'052**
Leasehold improvements	479	-198	281	-28	1'024	-7	419	-117	**1'572**
Other physical assets	2'620	-1'354	1'266	12	931	-10	-364	-501	**1'334**
Total tangible fixed assets	**6'817**	**-1'986**	**4'831**	**-38**	**2'180**	**-195**	**-114**	**-706**	**5'958**
Intangible assets	806	-98	708 [2]	-131	7'049	-2	7	-233	**7'398**
Goodwill	1'341	-55	1'286 [2]	69	10'408	-41	-35	-162	**11'525**
Total intangible assets	**2'147**	**-153**	**1'994**	**-62**	**17'457**	**-43**	**-28**	**-395**	**18'923**
TOTAL CAPITAL ASSETS	**9'981**	**-2'139**	**7'842**	**-83**	**20'085**	**-475**	**-295**	**-1'115**	**25'959**

[1] The majority of real estate is used for the banking infrastructure needs of CSG. Real estate owned by the Bank but used by CS or other entities within CSG is held for rental to such entities.

[2] Intangible assets of CHF 611 million reported in goodwill in the prior year have been reclassfied to intangible assets for the current year presentation. The capital ratios for 1999 have not been restated.

FURTHER DETAILS ON FIXED ASSETS	**31.12.00 CHF m**	31.12.99 CHF m	Change CHF m
Fire insurance value of bank premises and other real estate	**4'504**	3'273	1'231
Fire insurance value of other physical assets	**2'653**	1'928	725
Liabilities: *future leasing instalments in connection with operational leasing* [1]	**6'298**	1'435	4'863

[1] Prior year comparative numbers were restated by CHF 1'387 million to be consistent with the current year.

PLEDGED AND ASSIGNED ASSETS AND ASSETS UNDER RESERVATION OF OWNERSHIP [1]	**31.12.00 CHF m**	31.12.99 CHF m	Change CHF m
Assets pledged and assigned as collateral [2]	**118'080**	78'902	39'178
Actual commitments secured	**97'425**	71'372	26'053

[1] None of the Bank's assets were under reservation of ownership either in 2000 or in the previous year.

[2] Thereof assets provided with the right to sell or repledge with respect to securities lending and borrowing and repurchase agreements as at December 31, 2000: CHF 105'156 million.

INFORMATION ON COLLATERAL RECEIVED WITH RESPECT TO REVERSE REPURCHASE AGREEMENTS	**31.12.00 CHF m**
Collateral received at fair value with the right to sell or repledge	**299'111**
Thereof sold or repledged at fair value	***286'322***

LIABILITIES IN RESPECT OF OWN PENSION FUNDS

On the balance sheet date, total liabilities in respect of the Bank's own pension funds amounted to CHF 463 million (as of December 31, 1999: CHF 486 million).

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY THE CENTRAL MORTGAGE BOND INSTITUTIONS AND THE CENTRAL ISSUING OFFICES	31.12.00 CHF m	31.12.99 CHF m	Change CHF m
Bonds	47'526	37'237	10'289
Subparticipations[1]	-925	-1'365	440
TOTAL	**46'601**	**35'872**	**10'729**

[1] To banks within CSG.

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY CSFB (PARENT COMPANY)

Redemption date	Coupon	Year of issue	Currency	Outstanding amount in millions
3.2001	5.58%	2000	USD	69.0 [3]
6.2001	7.25%	1990	CHF	170.0
7.2001	7.00%	1991	CHF	150.0 [1]
10.2001	7.32%	1997	USD	1'498.4 [2]
1.2002	7.00%	1992	CHF	100.0 [1]
2.2002	7.50%	1991	CHF	75.0 [1]
5.2002	6.75%	1992	CHF	60.0
3.2003	3.50%	1993	CHF	75.0 [1]
3.2003	3.50%	1993	CHF	125.0 [1]
4.2003	1.00%	1996	USD	75.0 [3]
9.2003	6.04%	1993	USD	200.0 [1] [3]
11.2003	6.16%	1993	DEM	600.0 [1] [3]
4.2004	4.38%	1996	CHF	200.0
11.2004	8.38%	1994	USD	300.0 [1] [3]
12.2004	6.04%	1994	DEM	100.0 [1] [3]
3.2005	5.75%	1995	CHF	225.0 [1]
11.2005	2.00%	1997	USD	200.0 [3]
11.2005	2.00%	1997	USD	50.0 [3]
6.2006	7.21%	1996	USD	237.5 [1] [4]
6.2006	6.84%	1997	USD	95.0 [1] [4]
5.2007	7.90%	1997	USD	500.0 [1] [3]
6.2007	6.41%	1997	FFR	750.0 [1] [3]
6.2007	6.50%	1997	FFR	500.0 [1] [3]
6.2007	6.66%	2000	CHF	150.0 [1] [4]
7.2007	5.25%	1995	CHF	150.0 [1]
7.2007	5.25%	1995	CHF	100.0 [1]
7.2007	4.38%	1997	CHF	497.7 [1] [3]
2.2008	2.00%	1998	USD	165.0 [3]
5.2008	6.50%	1998	USD	200.0 [1] [5]
7.2009	8.25%	1997	GBP	150.0 [1] [3]
10.2009	6.25%	1999	EUR	225.0 [1] [3]
12.2009	6.00%	1999	EUR	150.0 [1] [3]
3.2010	6.50%	2000	EUR	100.0 [1] [4]
4.2010	6.78%	2000	USD	250.0 [1] [4]
4.2010	6.77%	2000	USD	160.0 [1] [4]
5.2010	5.75%	1998	DEM	415.0 [1] [3]
8.2010	2.18%	2000	JPY	3'000.0 [1] [4]
6.2011	7.16%	1999	USD	125.0 [1] [4]
10.2014	8.68%	1999	EUR	15.0 [1] [3]
1.2015	9.00%	2000	EUR	15.0 [1] [4]
3.2016	5.00%	1986	CHF	176.2 [1]
3.2016	5.00%	1986	CHF	23.8

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY CSFB (PARENT COMPANY) continued

Redemption date	Coupon	Year of issue	Currency	Outstanding amount in millions
4.2017	7.44%	2000	AUD	25.8 [2]
10.2019	7.15%	1999	EUR	12.0 [1,3]
1.2022	variable	1999	USD	5.0 [1,3]
1.2022	8.43%	2000	USD	92.3 [1,4]
12.2024	variable	1999	USD	24.0 [1,3]
1.2025	variable	1999	USD	15.0 [1,3]
1.2026	variable	1999	USD	20.0 [1,3]
12.2026	variable	1999	USD	46.0 [1,3]
12.2027	variable	1999	USD	19.0 [1,3]
1.2028	variable	1999	USD	40.3 [1,3]
10.2029	9.35%	1999	EUR	25.0 [1,3]
10.2029	7.05%	1999	EUR	25.0 [1,3]
perpetual	7.74%	1997	USD	100.0 [1,4]
perpetual	8.15%	2000	GBP	150.0 [1,4]
perpetual	8.34%	2000	EUR	250.0 [1,4]
perpetual	4.51%	1998	JPY	10'000.0 [1,3]

BONDS ISSUED BY SUBSIDIARIES

Credit Suisse First Boston Finance (Guernsey) Ltd, Guernsey				
10.2002	0.00%	1992	DEM	500.0
Credit Suisse First Boston International (Guernsey) Ltd, Guernsey				
3.2001	variable	2000	USD	250.0
3.2001	variable	2000	USD	120.0
3.2001	variable	2000	USD	25.0
4.2001	4.34%	1998	DEM	9.5
4.2001	4.23%	1998	DEM	2.9
4.2001	6.80%	2000	USD	10.0
7.2001	7.01%	2000	USD	45.0
7.2001	variable	2000	USD	55.0
10.2001	variable	2000	USD	60.0
10.2001	variable	2000	USD	100.0
10.2001	variable	2000	USD	150.0
8.2003	2.67%	1998	CHF	19.0
Credit Suisse First Boston Finance BV, The Netherlands				
5.2003	variable	1993	USD	200.0 [1]
7.2003	7.75%	1993	LUF	3'000.0 [1]
8.2003	variable	1993	USD	200.0 [1]
perpetual	5.69%	1986	USD	150.0
Credit Suisse First Boston (Cayman) Ltd, Cayman Islands				
5.2001	variable	1998	USD	25.0
11.2001	0.00%	2000	USD	50.0
11.2001	0.00%	2000	USD	75.0
1.2001	variable	1998-2000	RUR	65.0
8.2001	variable	1998-1999	RUR	664.0
9.2001	variable	1998-2000	RUR	2'581.7
12.2001	0.00%	1999-2000	RUR	218.3
2.2002	variable	1999-2000	RUR	133.1
5.2002	variable	1999-2000	RUR	116.2
6.2002	variable	1999-2000	RUR	304.3
9.2002	variable	1999-2000	RUR	187.0
10.2002	variable	1999-2000	RUR	626.2
1.2003	variable	1999-2000	RUR	713.0
2.2003	variable	1999-2000	RUR	736.7
5.2003	variable	1999-2000	RUR	578.9
6.2003	variable	1999-2000	RUR	479.5
9.2003	variable	1999-2000	RUR	468.6
10.2003	variable	1999-2000	RUR	531.0
11.2003	variable	2000	RUR	367.2
1.2004	variable	1999-2000	RUR	310.4
3.2005	variable	1998-2000	RUR	1.5

Redemption date	Coupon	Year of issue	Currency	Outstanding amount in millions
Credit Suisse First Boston (Cyprus) Ltd				
12.2002	7.00%	2000	RUR	163.4
Credit Suisse First Boston Garantia, Brazil				
4.2001	12.00%	1995	JPY	12'500.0
6.2003	11.00%	1995	USD	74.2
Credit Suisse First Boston Inc, USA				
1.2001	various	1995-2000	USD	969.4
2.2001	various	1995-2000	USD	433.5
2.2001	6.62%	1996	DEM	200.0 [1]
2.2001	5.63%	1996	USD	250.0
3.2001	6.75%	1996	USD	5.0 [1]
4.2001	various	1995	USD	50.0
4.2001	various	1992-1996	USD	220.0 [1]
5.2001	various	1995-1998	USD	500.0
6.2001	various	2000	USD	77.9
6.2001	6.82%	1994	USD	52.0 [1]
7.2001	7.22%	2000	USD	19.5 [1]
7.2001	7.35%	2000	USD	150.0
8.2001	various	2000	USD	12.0 [1]
8.2001	various	2000	USD	860.0
8.2001	6.44%	1995	FFR	750.0
9.2001	0.62%	1999	JPY	5'000.0
9.2001	7.04%	2000	USD	100.0
11.2001	6.95%	1999	USD	10.0
12.2001	various	1995-1999	USD	500.0
1.2002	6.98%	2000	USD	10.0
2.2002	7.25%	2000	USD	10.0
3.2002	7.18%	2000	USD	60.0
3.2002	0.65%	2000	JPY	1'500.0
4.2002	5.88%	1999	USD	650.0
5.2002	6.96%	2000	USD	30.0
6.2002	6.85%	1997	USD	10.0
7.2002	various	2000	USD	8.5
8.2002	various	2000	USD	26.0
8.2002	8.04%	1994	USD	5.0 [1]
9.2002	various	1992-1997	USD	353.0
12.2002	various	1999	USD	210.0
1.2003	various	1999/2000	USD	60.0
1.2003	7.65%	1993	USD	5.0 [1]
2.2003	8.10%	1993	USD	5.0 [1]
2.2003	various	1993-2000	USD	65.0
3.2003	7.17%	2000	USD	10.0
4.2003	various	1992-2000	USD	136.3
4.2003	7.26%	1993	USD	7.0 [1]
5.2003	various	1998	USD	45.0
6.2003	5.08%	2000	EUR	400.0
7.2003	various	1998-2000	USD	325.0
8.2003	various	2000	USD	50.0
1.2004	7.49%	1999	USD	20.0
2.2004	various	2000	USD	40.0
2.2004	6.20%	1994	USD	150.0 [1]
3.2004	5.69%	1994	USD	164.8 [1]
3.2004	various	1992-1999	USD	94.0
4.2004	6.94%	1995	DEM	150.0 [1]
4.2004	various	1992	USD	110.0
5.2004	various	1999	USD	70.0
7.2004	7.28%	2000	USD	10.0
7.2004	various	1999	USD	33.3
10.2004	7.08%	2000	USD	1.0

Redemption date	Coupon	Year of issue	Currency	Outstanding amount in millions
2.2005	various	2000	USD	208.5
3.2005	8.00%	2000	USD	500.0
5.2005	7.27%	2000	USD	400.0
6.2005	various	2000	USD	13.3
8.2005	7.20%	2000	USD	1.0
9.2005	7.05%	2000	USD	1.0
10.2005	7.18%	1993	USD	200.0 [1]
11.2005	6.88%	1995	USD	500.0
11.2005	6.95%	1995	USD	5.0 [1]
3.2006	7.09%	2000	USD	1.0
5.2006	7.75%	1996	USD	266.9 [1]
3.2006	7.08%	2000	USD	4.0
11.2006	7.33%	1999	USD	33.7
2.2007	various	1995	USD	60.0 [1]
3.2007	7.47%	2000	USD	60.0
7.2007	7.29%	2000	USD	1.0
10.2007	various	1997	USD	250.0
4.2008	6.50%	1998	USD	150.0
6.2008	6.50%	1998	USD	500.0
9.2008	7.42%	1999	USD	10.0
2.2013	8.50%	1993	USD	3.0
4.2018	7.71%	1993	USD	5.2 [1]
Credit Suisse First Boston International, United Kingdom				
2001	various	1997-1998	ITL	115'000.0
2001	various	1995-1999	JPY	14'194.8
2001	various	1994-1999	EUR	18.0
2001	various	1995-2000	USD	663.4
2001	various	1998	SEK	150.0
4.2001	4.55%	1998	DEM	100.0
6.2001	6.50%	1997	BEF	100.0
8.2001	variable	1991	USD	108.8 [1]
9.2001	0.00%	1998	NLG	17.7
10.2001	variable	1998	PTE	1'750.0
11.2001	0.00%	2000	EUR	30.0
2002	various	1996-2000	USD	438.5
2002	various	1996-1999	JPY	53'130.0
2002	various	1992	LUF	3'500.0 [1]
7.2002	0.00%	1997	EUR	10.0
2002	various	1996-1998	DEM	70.0
10.2002	variable	1997	CHF	75.0 [1]
12.2002	0.00%	1997	ITL	20'000.0 [1]
2003	various	1997-1998	GBP	39.2
2003	various	1997-1999	JPY	4'700.0
3.2003	7.63%	1993	LUF	1'500.0 [1]
2003	various	1995-2000	USD	170.3
4.2003	0.00%	1998	GRD	14'393.0
2003	various	1997-1998	ITL	139'000.0
6.2003	8.00%	1997	BEF	200.0
8.2003	various	1998	ATS	400.0
11.2003	0.00%	1995	FRF	25.0
11.2003	0.00%	2000	EUR	40.0
2004	various	1996-1998	USD	119.9
2.2004	0.00%	1997	NOK	70.0
2.2004	variable	1999	GBP	5.0
2004	various	1997-1998	ITL	441'000.0
2004	various	1995-1998	JPY	3'200.0
6.2004	8.50%	1997	EUR	2.6

Redemption date	Coupon	Year of issue	Currency	Outstanding amount in millions
7.2004	variable	1997	DEM	15.0
2004	0.00%	1997-1998	ITL	105'000.0 [1]
12.2004	0.00%	1994	EUR	10.0 [1]
12.2004	0.00%	1994	CHF	13.0 [1]
2005	various	1995-2000	USD	11'277.9
2005	0.00%	1997-2000	ITL	475'900.0
4.2005	variable	1998	PTE	500.0
2005	various	1996-1998	JPY	3'300.0
6.2005	8.25%	1995	BEF	200.0 [1]
2005	0.00%	1997	PTE	9'362.0 [1]
9.2005	variable	1995	FRF	25.0
12.2005	0.00%	1997	ITL	60'000.0 [1]
12.2005	0.00%	1997	FRF	200.0
2.2006	9.13%	1998	GBP	4.5
2006	various	1998	ITL	331'200.0
2006	various	1996-1998	DEM	19.3 [1]
7.2006	0.00%	1994	USD	40.0 [1]
2006	various	1995-1998	USD	53.8
2006	0.00%	1998	ITL	30'000.0 [1]
11.2006	0.00%	1997	FIM	50.0
12.2006	5.70%	1996	JPY	500.0
2007	various	1997-1998	USD	120.5
2007	various	1997	ITL	103'600.0
2007	various	1996-1997	CHF	120.0
2007	various	1997	DEM	70.0
2007	various	1997	JPY	2'500.0
5.2007	variable	1997	DEM	80.0 [1]
7.2007	variable	1997	USD	40.0 [1]
11.2007	0.00%	1997	FIM	50.0
2008	various	1995-1998	USD	236.1
2.2008	variable	1998	ITL	100'000.0 [1]
2008	various	1998	DEM	155.0
2008	various	1998-2000	ITL	78'000.0
2008	various	1997-1998	JPY	700.0
6.2008	variable	1998	PTE	500.0
2008	0.00%	1993-1994	DEM	152.7 [1]
2009	various	1994-1998	DEM	108.0
2009	various	1997-1998	USD	18.0
2009	various	1997	JPY	1'500.0
5.2009	6.70%	1997	ITL	17'000.0
8.2009	0.00%	1999	EUR	15.0
2009	0.00%	1994-1996	DEM	212.6 [1]
1.2010	0.00%	1997	DEM	20.0
3.2010	0.00%	1995	ITL	30'000.0 [1]
6.2010	0.00%	1997	DEM	59.9 [1]
2010	various	1997-1998	USD	109.0
10.2010	10.00%	1998	ITL	27'500.0
2011	various	1993-1999	USD	61.1
3.2012	various	1999	EUR	9.3
4.2012	variable	1998	ITL	12'000.0
2012	various	1997-1998	USD	6.0
4.2012	8.00%	1998	ITL	20'000.0 [1]
6.2012	0.00%	1997	DEM	15.0
4.2013	6.50%	1998	ITL	27'500.0
7.2013	various	1998	JPY	600.0
12.2014	0.00%	1994	ITL	250'000.0 [1]
9.2016	variable	1998	USD	36.4
5.2017	3.30%	1997	JPY	5'000.0

Redemption date	Coupon	Year of issue	Currency	Outstanding amount in millions
9.2017	0.00%	1997	PTE	1'700.0
9.2017	0.00%	1997	DEM	15.0
2.2018	6.00%	1998	DEM	30.0 [1]
2018	various	1997-1998	JPY	1'800.0
8.2018	various	1998	ITL	24'000.0
9.2021	16.00%	1996	JPY	10'000.0
12.2021	0.00%	1995	USD	81.3 [1]
10.2022	0.00%	1997	DEM	40.0
12.2028	10.76%	1998	USD	133.4
perpetual	variable	1997	USD	250.0
perpetual	variable	1992-1997	USD	220.0
perpetual	variable	1998	PTE	1'650.0
perpetual	various	1995-1997	NLG	60.0
perpetual	various	1993-1995	JPY	20'000.0
perpetual	variable	1998	ITL	50'000.0
perpetual	10.25%	1995	GBP	100.0
perpetual	various	1998	DEM	610.0
perpetual	various	1995-1998	CHF	130.0

[1] Subordinated bonds, amount shown is issue amount less subparticipations to banks within CSG.

[2] Credit-linked notes issued by CSFB Guernsey branch.

[3] Issued by CSFB London branch.

VALUATION ADJUSTMENTS AND PROVISIONS	Total 31.12.99 CHF m	Specific write-downs and usage CHF m	Reclassifications[1] CHF m	Change to consolidated companies CHF m	Recoveries, endangered interest, currency differences CHF m	Net charges/ releases to consolidated income statement [3] CHF m	Charges to consolidated income statement (extraordinary) CHF m	**Total 31.12.00 CHF m**
Valuation adjustments and provisions for default risks	2'676	-917	182	349	55	754	-	**3'099**
Valuation adjustments and provisions for other risks	754	-13	-316	43	20	-38	-	**450**
Provisions for restructuring	53	-682	9	-	-24	-	1'499	**855**
Provisions for taxes and deferred taxes	1'296	-445	-21	-828	303	1'957 [2]	-	**2'262**
Other provisions	226	-56	-26	424	-8	70	-	**630**
Total write-downs and Provisions	**5'005**	**-2'113**	**-172**	**-12**	**346**	**2'743**	**1'499**	**7'296**
Less direct charge-offs against specific assets	-2'505	-	-		-	-	-	**-2'736**
Total write-downs and provisions as shown in the consolidated balance sheet	**2'500**	-	-		-	-	-	**4'560**

[1] Reclassifications include CHF 172m of balances transferred to other balance sheet positions.

[2] CHF 1'622 million (CHF 274 million in 1999) deviation from the consolidated income statement due to deferred tax assets that are not included in provisions.

[3] *CHF 167 million (CHF 10 million in 1999) deviation to income statement due to losses not included in provisions.*

MATURITY STRUCTURE OF CURRENT ASSETS AND BORROWED FUNDS	Sight deposits	Callable	Maturity					Total
			within 3 months	within 3-12 months	over 1 to 5 years	over 5 years	No maturity [1]	
	CHF m	CHF m	CHF m	CHF m	CHF m	CHF m	CHF m	CHF m
Current assets								
Cash	1'326	-	-	-	-	-	-	1'326
Money market papers	5'090	10	17'114	4'111	40	-	-	26'365
Due from banks	22'054	11'426	197'853	11'961	2'764	531	-	246'589
Due from customers	26'569	1'703	42'987	6'946	7'549	8'107	-	93'861
Mortgages	-	-	1'503	2'356	1'343	14'075	-	19'277
Securities and precious metals trading portfolio	192'447	-	-	-	-	-	-	192'447
Financial investments	5'511	-	30	441	1'471	762	2'021	10'236
Total current assets December 31, 2000	**252'997**	**13'139**	**259'487**	**25'815**	**13'167**	**23'475**	**2'021**	**590'101**
December 31, 1999	136'005	6'550	208'743	19'894	8'121	7'069	1'607	387'989
Borrowed funds								
Liabilities in respect of money market papers	1'891	-	23'771	2'971	1'848	73	-	30'554
Due to banks	149'977	9'475	190'797	19'578	579	1'613	-	372'019
Due to customers, savings and investment deposits	3	1'335	-	-	-	-	-	1'338
Due to customers, other deposits	30'180	890	62'361	9'965	4'307	1'058	-	108'761
Bonds and mortgage-backed bonds	-	915	8'867	8'726	15'171	12'922	-	46'601
Total borrowed funds December 31, 2000	**182'051**	**12'615**	**285'796**	**41'240**	**21'905**	**15'666**	**-**	**559'273**
December 31, 1999	94'259	6'968	200'100	23'494	22'767	20'563	-	368'151

[1] The financial investments include repossessed real estate held for sale, therefore the maturity structure discloses no maturity for these items.

CLAIMS ON AND LIABILITIES TO AFFILIATED COMPANIES, AND LOANS TO MEMBERS OF THE BANK'S GOVERNING BODIES	31.12.00 CHF m	31.12.99 CHF m	Change CHF m
Claims on affiliated companies[1]	**14'947**	16'256	-1'309
Liabilities to affiliated companies[1]	**33'711**	34'397	-686
Loans to members of the Bank's governing bodies[2]	**55**	25	30

[1] Affiliated companies are entities which are not subsidiaries of the Bank but which are grouped together under unitary management within the organisation of CSG.

[2] Loans to members of the Bank's governing bodies include all claims on Members of the Board of Directors, Executive Management and the statutory auditors and on any companies controlled by them.

SHAREHOLDER'S EQUITY	2000 CHF m	Minority interests 2000 CHF m	Total 2000 CHF m	Total 1999 CHF m	Change CHF m
Beginning shareholder's equity					
Share capital	**3'337**	-	**3'337**	3'260	77
Capital reserves	**5'888**	-	**5'888**	5'268	620
Retained earnings	**527**	-	**527**	1'123	-596
Minority interests in shareholder's equity	-	**2'313**	**2'313**	1'717	596
Consolidated net profit/loss	**1'914**	-	**1'914**	-1'020	2'934
Total beginning shareholder's equity as of January 1, 2000/1999	**11'666**	**2'313**	**13'979**	**10'348**	**3'631**
Capital increase					
Authorized capital increase	**1'063**	-	**1'063**	77	986
Minority investments in subsidiaries	-	**7'904**	**7'904**	258	7'646
Share premium on capital increase	**7'440**	-	**7'440**	612	6'828
Payments					
Dividend	**-1'322**	-	**-1'322**	-240	-1'082
Paid by subsidiaries to minority interests	-	-	-	-1	1
Foreign currency translation differences	**-389**	**65**	**-324**	**981**	**-1'305**
Consolidated net profit	**413**	-	**413**	**1'914**	**-1'501**
Net profit minority interests	-	**127**	**127**	**30**	**97**
Total shareholder's equity as of December 31, 2000/1999 [1,2]	**18'871**	**10'409**	**29'280**	**13'979**	**15'301**
Share capital	**4'400**	-	**4'400**	3'337	1'063
Capital reserves	**13'443**	-	**13'443**	5'888	7'555
Retained earnings	**615**	-	**615**	527	88
Minority interests in shareholder's equity including net profit [1]	-	**10'409**	**10'409**	2'313	8'096
Consolidated net profit	**413**	-	**413**	1'914	-1'501

The BZ Group Holding has notified CSG, that it held, as of December 31, 2000, on a consolidated basis 29'950'334 CSG registered shares, corresponding to 9.998% of the total issued and outstanding registered shares of CSG, of which 6.44% were recorded in the share register of CSG with the right to vote. BZ Group Holding, therefore, indirectly holds in excess of 5% of the voting rights of the Bank.

[1] Minority interests includes (a) CHF 222 million (1999: CHF 204 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors (b) CHF 937 million (1999: nil) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group (c) CHF 1'675 million (1999: CHF 1'638 million) relating to non-cumulative perpetual preferred shares held by Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston and (d) CHF 6'825 million (1999: nil) relating to ownership interests held by fellow subsidiaries of Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston. In total, Credit Suisse Group's holding in the minority interest of the Bank amounted to CHF 9'437 million (1999: CHF 1'638 million).
[2] Core capital includes CHF 1'102 million of innovative Tier 1 instruments.

Components of Tier 1 capital	Total 2000 CHF m	Total 1999 CHF m
Shareholder's equity	**29'280**	13'979
Dividend 2000/1999	**-10**	-1'322
Deductions [1]	**-11'675**	-1'880
Total Tier 1 capital	**17'595**	**10'777**

[1] Deductions include goodwill balances capitalized on the balance sheet

BREAKDOWN OF ASSETS AND LIABILITIES SWITZERLAND AND ABROAD (BY LOCATION OF ASSETS)	31.12.00 Switzerland CHF m	31.12.00 Abroad CHF m	31.12.99 Switzerland CHF m	31.12.99 Abroad CHF m
Assets				
Cash	**1'074**	**252**	771	438
Money market papers	**1'006**	**25'359**	875	22'019
Due from banks	**16'981**	**229'608**	12'882	157'274
Due from customers	**8'387**	**85'474**	5'644	51'092
Mortgages	**-**	**19'277**	15	7'341
Securities and precious metals trading portfolio	**9'797**	**182'650**	5'709	117'128
Financial investments	**1'061**	**9'175**	658	6'143
Non-consolidated participations	**108**	**970**	81	936
Tangible fixed assets	**2'227**	**3'731**	2'478	2'353
Intangible assets	**-**	**18'923**	-	1'994
Accrued income and prepaid expenses	**698**	**8'779**	436	5'517
Other assets	**3'374**	**45'166**	4'946	38'419
TOTAL ASSETS	**44'713**	**629'364**	**34'495**	**410'654**

BREAKDOWN OF ASSETS AND LIABILITIES SWITZERLAND AND ABROAD (BY LOCATION OF ASSETS)	31.12.00 Switzerland CHF m	31.12.00 Abroad CHF m	31.12.99 Switzerland CHF m	31.12.99 Abroad CHF m
Liabilities and shareholder's equity				
Liabilities in respect of money market papers	**360**	**30'194**	466	29'661
Due to banks	**42'612**	**329'407**	45'492	178'134
Due to customers, savings and investment deposits	**1'334**	**4**	1'691	2
Due to customers, other deposits	**10'283**	**98'478**	5'948	70'885
Bonds and mortgage-backed bonds	**1'985**	**44'616**	2'736	33'136
Accrued expenses and deferred income	**1'691**	**22'432**	735	10'244
Other liabilities	**7'604**	**49'237**	8'765	40'775
Valuation adjustments and provisions	**584**	**3'976**	388	2'112
Total liabilities	**66'453**	**578'344**	**66'221**	**364'949**
Shareholder's equity (excluding minority interests and consolidated net profit)	**2'574**	**15'884**	3'302	6'450
Minority interests in shareholder's equity	**10**	**10'272**	9	2'274
Consolidated net profit	**-621**	**1'161**	595	1'349
of which minority interests	*1*	*126*	*1*	*29*
Total shareholder's equity	**1'963**	**27'317**	**3'906**	**10'073**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**68'416**	**605'661**	**70'127**	**375'022**

GEOGRAPHICAL ANALYSIS OF ASSETS	31.12.00		31.12.99		Change
(BY LOCATION OF ASSETS)	**CHF m**	**% of total**	CHF m	% of total	CHF m
Switzerland	***44'713***	***7***	***34'495***	***8***	***10'218***
EU[1]	**157'604**	**23**	153'580	34	4'024
USA	**359'099**	**53**	172'054	39	187'045
Canada	**3'341**	**-**	2'261	1	1'080
Japan	**53'640**	**8**	34'197	7	19'443
Other industrial countries[2]	**12'444**	**2**	7'718	2	4'726
Financial centers outside industrial countries	**12'941**	**2**	11'941	2	1'000
of which Hong Kong	***2'749***	**-**	*2'223*	-	*526*
Singapore	***2'866***	**-**	*3'382*	*1*	*-516*
Other[3]	***7'326***	***2***	*6'336*	*1*	*990*
Oil-producing countries[4]	**5'488**	**1**	5'262	1	226
Newly industrialized countries[5]	**15'019**	**2**	16'249	4	-1'230
Eastern Europe and Commonwealth of Independent States[6]	**4'425**	**1**	3'949	1	476
Other developing countries[7]	**5'363**	**1**	3'443	1	1'920
Total assets outside Switzerland	**629'364**	**93**	**410'654**	**92**	**218'710**
TOTAL ASSETS	**674'077**	**100**	**445'149**	**100**	**228'928**

The above analysis is based on the location of asset and does not take any collateral or hedges through structured off-balance sheet transactions into account. Market and credit risks can therefore not be judged based on the above schedule.

Countries not listed separately above in which assets amount to more than *CHF 100 million:*

[1] Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain, Sweden, United Kingdom
[2] Australia, Liechtenstein, New Zealand, Norway, South Africa.
[3] Aruba-Curaçao (Netherl. Antilles), Bahamas, Bermuda, British Virgin Islands, Cayman Islands, Trinidad/Tobago, US Virgin Islands.
[4] Bahrain, Indonesia, Kuwait, Mexico, Saudi Arabia, United Arab Emirates, Venzuela
[5] Argentina, Brazil, Chile, Colombia, Egypt, Israel, Malaysia, South Korea, Taiwan, Thailand, Turkey.
[6] Croatia, Czech Republic, Hungary, Lithuania, Poland, Russian Federation, Slovak Republic.
[7] China (excl. Hong Kong), India, Philippines, Mauritius.

CURRENCY STRUCTURE OF THE BALANCE SHEET	CHF		USD		Other Currencies		Total	
	31.12.00 CHF m	31.12.99 CHF m	31.12.00 CHF m	31.12.99 CHF m	31.12.00 CHF m	31.12.99 CHF m	31.12.00 CHF m	31.12.99 CHF m
Assets								
Cash	986	651	33	81	307	477	1'326	1'209
Money market papers	1'006	879	16'918	11'429	8'441	10'586	26'365	22'894
Due from banks	18'010	12'080	150'866	92'328	77'713	65'748	246'589	170'156
Due from customers	8'536	6'109	67'421	38'298	17'904	12'329	93'861	56'736
Mortgages	-	11	18'823	6'840	454	505	19'277	7'356
Securities and precious metals trading portfolio	12'826	8'679	115'135	54'257	64'486	59'901	192'447	122'837
Financial investments	787	634	6'434	4'456	3'015	1'711	10'236	6'801
Non-consolidated participations	93	190	965	809	20	18	1'078	1'017
Tangible fixed assets	2'203	2'454	2'822	2'067	933	310	5'958	4'831
Intangible assets	-	1'060	18'770	889	153	45	18'923	1'994
Accrued income and prepaid expenses	695	462	7'199	4'092	1'583	1'399	9'477	5'953
Other assets	1'464	3'987	44'291	17'640	2'785	21'738	48'540	43'365
TOTAL ASSETS	46'606	37'196	449'677	233'186	177'794	174'767	674'077	445'149
Liabilities and shareholder's equity								
Liabilities in respect of money market papers	-	9	29'223	23'027	1'331	7'091	30'554	30'127
Due to banks	35'485	25'519	189'029	110'681	147'505	87'426	372'019	223'626
Due to customers, savings and investment deposits	1'337	1'691	1	1	-	1	1'338	1'693
Due to customers, other deposits	8'552	7'768	87'838	48'360	12'371	20'705	108'761	76'833
Bonds and mortgage-backed bonds	2'339	2'872	32'800	20'383	11'462	12'617	46'601	35'872
Accrued expenses and deferred income	1'583	872	19'268	8'294	3'272	1'813	24'123	10'979
Other liabilities	5'129	9'095	48'327	18'028	3'385	22'417	56'841	49'540
Valuation adjustments and provisions	464	357	3'582	2'029	514	114	4'560	2'500
Total liabilities[1]	54'889	48'183	410'068	230'803	179'840	152'184	644'797	431'170
Shareholder's equity (excluding minority interests before consolidated net profit)	2'574	3'302	13'346	4'416	2'538	2'034	18'458	9'752
Minority interests in shareholder's equity	161	9	9'365	2'263	756	11	10'282	2'283
Consolidated net profit	-621	595	1'150	845	11	504	540	1'944
of which minority interests	*1*	*1*	*128*	*29*	*-2*	-	*127*	*30*
Total shareholder's equity[2]	2'114	3'906	23'861	7'524	3'305	2'549	29'280	13'979
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	57'003	52'089	433'929	238'327	183'145	154'733	674'077	445'149

[1] Currency breakdown excludes impact of off balance sheet transactions.

[2] Based upon functional currency of reporting unit.

FURTHER DETAILS ON SELECTED BALANCE SHEET ITEMS	31.12.00 CHF m	31.12.99 CHF m	Change CHF m
Financial leasing - capital goods[1]	**288**	**247**	**41**
Other assets			
Positive replacement value of derivatives	**44'107**	39'298	4'809
of which positive replacement value of trading derivatives	***43'302***	*38'563*	*4'739*
of which positive replacement value of other derivatives	***805***	*735*	*70*
Transitory accruals and deferrals	**2'136**	2'290	-154
Compensation account for adjustments to carrying value having no income effect	**719**	150	569
Other	**1'578**	1'627	-49
Total other assets	**48'540**	**43'365**	**5'175**
Other liabilities			
Negative replacement values of derivatives	**50'079**	40'953	9'126
of which negative replacement value of trading derivatives	***48'961***	*40'456*	*8'505*
of which negative replacement value of other derivatives	***1'118***	*497*	*621*
Transitory accruals and deferrals	**2'957**	3'862	-905
Compensation account for adjustments to carrying value having no income effect	-	-	-
Other	**3'805**	4'725	-920
Total other liabilities	**56'841**	**49'540**	**7'301**
Claims on associated companies and long-term holdings			
Due from banks	**15**	27	-12
Due from customers	-	64	-64
Total claims on associated companies and long-term holdings	**15**	**91**	**-76**
Liabilities in respect of associated companies and long-term holdings			
Due to customers	**6**	33	-27
Total liabilities in respect of associated companies and long-term holdings	**6**	**33**	**-27**

[1] Shown in the consolidated balance sheet under 'Due from customers'.

FURTHER DETAILS ON SELECTED BALANCE SHEET ITEMS	31.12.00 CHF m	31.12.99 CHF m	Change CHF m
Subordinated balance sheet items			
Assets subject to subordination clause			
Securities holdings	**995**	1'727	-732
of which trading portfolio	***746***	*1'266*	*-520*
of which financial investments	***249***	*461*	*-212*
Total assets subject to subordination clause	**995**	**1'727**	**-732**
Liabilities subject to subordination clause			
Due to customers	**255**	233	22
Bonds and mortgage-backed bonds	**15'211**	14'183	1'028
Total liabilities subject to subordination clause	**15'466**	**14'416**	**1'050**

Additional Disclosures

As of December 31

STAFF NUMBERS	2000	1999
Americas	**17'219**	6'814
Europe	**10'011**	7'917
of which Switzerland	***1'576***	*1'509*
Asia/Pacific	**3'236**	2'475
Total	**30'466**	**17'206**

OFF BALANCE SHEET BUSINESS	2000 CHF m	1999 CHF m	Change CHF m
Contingent liabilities			
Credit guarantees in forms of avals and indemnity liabilities	**7'369**	8'383	-1'014
Less subparticipations allocated	**-1'537**	-1'925	388
Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees	**2'949**	3'823	-874
Less subparticipations allocated	**-426**	-455	29
Irrevocable commitments in respect of documentary credits	**2'806**	2'889	-83
less subparticipations allocated	**-49**	-20	-29
Other contingent liabilities	**2'313**	1'726	587
Total contingent liabilities	**13'425**	**14'421**	**-996**
Irrevocable commitments	**126'146**	**119'845**	**6'301**
Confirmed credits (acceptance credits)	**150**	**226**	**-76**
Fiduciary transactions			
Fiduciary placements with third-party institutions	**502**	803	-301
Fiduciary loans with other fiduciary transactions	**8'846**	8'880	-34
Total fiduciary transactions	**9'348**	**9'683**	**-335**

	Gross positive replacement value				Credit equivalent[4]			
	Remaining life			31.12.00	Remaining life			31.12.00
OPEN DERIVATIVE CONTRACTS	< 1 year CHF bn	1-5 years CHF bn	> 5 years CHF bn	Total CHF bn	< 1 year CHF bn	1-5 years CHF bn	> 5 years CHF bn	Total CHF bn
Maturity								
Total interest rate instruments	6.1	25.2	35.2	**66.5**	6.1	27.6	43.7	**77.4**
Total foreign exchange	19.4	6.5	3.9	**29.8**	23.8	10.4	6.2	**40.4**
Total precious metals	0.6	0.5	0.3	**1.4**	0.7	0.7	0.4	**1.8**
Total equities/indices	5.1	8.4	1.6	**15.1**	6.0	9.6	2.6	**18.2**
Total other	0.7	1.0	1.2	**2.9**	0.9	1.2	1.2	**3.3**
Total	**31.9**	**41.6**	**42.2**	**115.7**	**37.5**	**49.5**	**54.1**	**141.1**

OPEN DERIVATIVE CONTRACTS[1]	Contract volume 31.12.00 CHF bn	%	Positive Replacement value[3] 31.12.00 CHF bn	%	Credit equivalent[4] 31.12.00 CHF bn	%
Internal bank rating[2]						
AAA	**419.7**	7	**4.0**	10	**6.7**	10
AA	**3'195.2**	56	**18.3**	43	**30.4**	45
A	**1'352.4**	23	**10.3**	25	**17.2**	26
BBB	**578.2**	10	**5.4**	13	**7.9**	12
BB or lower	**219.5**	4	**3.8**	9	**4.8**	7
Total	**5'765.0**	**100**	**41.8**	**100**	**67.0**	**100**

[1] OTC contracts, excluding OTC option sales.
[2] Using Standard & Poor's rating structure, and taking collateral into consideration, where applicable.
[3] Taking account of legally enforceable netting agreements and after deduction of CHF 0.08 billion of assets pledged as security.
[4] Potential exposures: Positive replacement values plus add-on's.

Additional information on the consolidated off balance sheet business

OFF BALANCE SHEET BUSINESS	2000 CHF m	1999 CHF m	Change CHF m
Contingent liabilities			
Credit guarantees in forms of avals and indemnity liabilities	**7'369**	8'383	-1'014
Less subparticipations allocated	**-1'537**	-1'925	388
Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees	**2'949**	3'823	-874
Less subparticipations allocated	**-426**	-455	29
Irrevocable commitments in respect of documentary credits	**2'806**	2'889	-83
less subparticipations allocated	**-49**	-20	-29
Other contingent liabilities	**2'313**	1'726	587
Total contingent liabilities	**13'425**	**14'421**	**-996**
Irrevocable commitments	**126'146**	**119'845**	**6'301**
Confirmed credits (acceptance credits)	**150**	**226**	**-76**
Fiduciary transactions			
Fiduciary placements with third-party institutions	**502**	803	-301
Fiduciary loans with other fiduciary transactions	**8'846**	8'880	-34
Total fiduciary transactions	**9'348**	**9'683**	**-335**

	Gross positive replacement value				Credit equivalent[4]			
	Remaining life			31.12.00	Remaining life			31.12.00
OPEN DERIVATIVE CONTRACTS	< 1 year CHF bn	1-5 years CHF bn	> 5 years CHF bn	Total CHF bn	< 1 year CHF bn	1-5 years CHF bn	> 5 years CHF bn	Total CHF bn
Maturity								
Total interest rate instruments	6.1	25.2	35.2	**66.5**	6.1	27.6	43.7	**77.4**
Total foreign exchange	19.4	6.5	3.9	**29.8**	23.8	10.4	6.2	**40.4**
Total precious metals	0.6	0.5	0.3	**1.4**	0.7	0.7	0.4	**1.8**
Total equities/indices	5.1	8.4	1.6	**15.1**	6.0	9.6	2.6	**18.2**
Total other	0.7	1.0	1.2	**2.9**	0.9	1.2	1.2	**3.3**
Total	**31.9**	**41.6**	**42.2**	**115.7**	**37.5**	**49.5**	**54.1**	**141.1**

OPEN DERIVATIVE CONTRACTS[1]	Contract volume 31.12.00 CHF bn	%	Positive Replacement value[3] 31.12.00 CHF bn	%	Credit equivalent[4] 31.12.00 CHF bn	%
Internal bank rating[2]						
AAA	**419.7**	7	**4.0**	10	**6.7**	10
AA	**3'195.2**	56	**18.3**	43	**30.4**	45
A	**1'352.4**	23	**10.3**	25	**17.2**	26
BBB	**578.2**	10	**5.4**	13	**7.9**	12
BB or lower	**219.5**	4	**3.8**	9	**4.8**	7
Total	**5'765.0**	**100**	**41.8**	**100**	**67.0**	**100**

[1] OTC contracts, excluding OTC option sales.
[2] Using Standard & Poor's rating structure, and taking collateral into consideration, where applicable.
[3] Taking account of legally enforceable netting agreements and after deduction of CHF 0.08 billion of assets pledged as security.
[4] Potential exposures: Positive replacement values plus add-on's.

Additional information on the consolidated off balance sheet business

OPEN DERIVATIVE CONTRACTS		Contract volume[1] Remaining life < 1 year CHF bn	1-5 years CHF bn	> 5 years CHF bn	31.12.00 Total CHF bn	31.12.99 Total CHF bn	Gross replacement values (RV) 31.12.00 Positive RV[5] CHF bn	31.12.00 Negative RV[5] CHF bn	31.12.99 Positive RV[5] CHF bn	31.12.99 Negative RV[5] CHF bn
Interest rate instruments										
OTC	FRAs and other forward contracts	370.5	7.2	-	**377.7**	351.4	**1.2**	**1.2**	0.9	0.8
	Swaps	937.5	1'589.0	1'167.3	**3'693.8**	3'369.3	**55.1**	**54.7**	52.7	50.3
	Options bought	95.7	194.8	182.6	**473.1**	717.4	**10.2**	-	8.6	-
	Options sold	58.1	176.3	177.3	**411.7**	466.1	-	**10.7**	-	9.1
Traded	Futures	381.9	82.4	-	**464.3**	541.2	-	-	-	-
	Options	364.6	21.8	-	**386.4**	348.7	-	-	-	-
Total interest rate instruments		**2'208.3**	**2'071.5**	**1'527.2**	**5'807.0**	**5'794.1**	**66.5**	**66.6**	**62.2**	**60.2**
Foreign exchange contracts										
OTC	Forward contracts[2,3]	527.9	15.4	1.5	**544.8**	513.8	**11.0**	**12.1**	10.2	9.3
	Swaps[4]	155.9	95.8	50.2	**301.9**	263.3	**15.1**	**16.1**	11.0	14.6
	Options bought	131.9	4.5	0.4	**136.8**	127.7	**3.7**	-	3.8	-
	Options sold	125.1	4.6	0.7	**130.4**	149.7	-	**3.8**	-	3.7
Traded	Futures	1.7	-	-	**1.7**	0.5	-	-	-	-
	Options	0.5	-	-	**0.5**	0.1	-	-	-	-
Total foreign exchange contracts		**943.0**	**120.3**	**52.8**	**1'116.1**	**1'055.1**	**29.8**	**32.0**	**25.0**	**27.6**
Precious metal contracts										
OTC	Forward contracts[2]	12.2	4.5	1.9	**18.6**	17.5	**0.8**	**0.7**	1.5	1.2
	Options bought	2.2	2.8	1.6	**6.6**	4.7	**0.6**	-	0.6	-
	Options sold	2.9	4.6	2.0	**9.5**	6.5	-	**1.3**	-	0.7
Traded	Futures	-	-	-	-	0.1	-	-	-	-
	Options	0.1	-	-	**0.1**	-	-	-	-	-
Total precious metal contracts		**17.4**	**11.9**	**5.5**	**34.8**	**28.8**	**1.4**	**2.0**	**2.1**	**1.9**
Equity/index contracts										
OTC	Forward contracts	9.5	7.4	6.1	**23.0**	27.1	**1.9**	**3.0**	2.5	2.8
	Options bought	56.4	51.8	6.4	**114.6**	141.7	**13.2**	-	20.0	-
	Options sold	79.9	56.4	3.7	**140.0**	146.0	-	**16.0**	-	21.5
Traded	Futures	42.7	-	-	**42.7**	31.0	-	-	-	-
	Options	114.4	10.7	-	**125.1**	66.3	-	-	-	-
Total equity/index contracts		**302.9**	**126.3**	**16.2**	**445.4**	**412.1**	**15.1**	**19.0**	**22.5**	**24.3**
Other contracts										
OTC	Forward contracts	17.8	38.3	14.4	**70.5**	8.7	**2.2**	**2.9**	0.5	0.4
	Options bought	1.4	2.0	0.4	**3.8**	4.7	**0.7**	-	0.3	-
	Option sold	0.7	1.9	-	**2.6**	4.0	-	**0.6**	-	0.3
Traded	Futures	2.1	0.2	-	**2.3**	7.8	-	-	-	-
	Options	1.8	-	-	**1.8**	0.1	-	-	-	-
Total other contracts		**23.8**	**42.4**	**14.8**	**81.0**	**25.3**	**2.9**	**3.5**	**0.8**	**0.7**
TOTAL		**3'495.4**	**2'372.4**	**1'616.5**	**7'484.3**	**7'315.4**	**115.7**	**123.1**	**112.6**	**114.7**
of which OTC contract volume		*2'585.6*	*2'257.3*	*1'616.5*	*6'459.4*	*6'319.6*	-	-	-	-
Replacement value taking into consideration legally enforceable netting agreements							**41.8** [6]	**49.2**	**36.5** [6]	**40.0**

[1] Gross volume of purchases and sales (proprietary and customer transactions).

[2] Including outstanding spot transactions.

[3] Of which up to one month: CHF 239.5 billion.

[4] Cross-currency interest rate swaps.

[5] No replacement values are shown for traded derivatives (futures and traded options) subject to daily margining requirements. Total positive and negative replacement values on traded derivatives amount to CHF 2.3 billion and CHF 0.9 billion respectively.

[6] Positive replacement value after deduction of CHF 0.08 billion (1999: CHF 1.4 billion) of assets pledged as security.

REPORT OF THE GROUP AUDITORS TO THE ANNUAL GENERAL MEETING OF CREDIT SUISSE FIRST BOSTON, ZURICH

As Group auditors of Credit Suisse First Boston, we have audited the consolidated financial statements (consolidated balance sheet, consolidated income statement, consolidated statement of cash flows and notes to consolidated financial statements) for the year ended December 31, 2000. The consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with Swiss accounting rules for banks and comply with the requirements of Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Brendan R Nelson	Peter Hanimann
Chartered Accountant	Certified Accountant

Auditors in Charge

Zurich, March 7, 2001

The Parent Company's 2000 results decreased compared with 1999 mainly as a result of lower dividends from subsidiaries. Net operating income was CHF 3'953 million (CHF 877 million or 18% lower than in 1999), gross operating profit was CHF 2'176 million (CHF 1'048 million or 32% lower than in 1999) and profit before extraordinary items and taxes was CHF 1'088 million (CHF 1'448 million or 57% lower than in 1999). Net annual profit was CHF 1'234 million, a decrease of CHF 1'174 million (49%) compared to 1999.

The Parent Company's total assets increased from CHF 252 billion at December 31, 1999 to CHF 256 billion at December 31, 2000.

At the Annual General Meeting on March 7, 2001, the registered shareholder will be asked to approve the Board of Directors' proposed appropriation of retained earnings, which includes a dividend of CHF 10 million (CHF 0.23 per bearer and registered share).

INCOME AND EXPENDITURE FROM ORDINARY BANKING BUSINESS	Notes page	2000 CHF m	1999 CHF m	Change CHF m	Change %
Results from interest business					
Interest and discount income		**11'389**	6'741	4'648	69
Interest and dividend income from trading portfolio		**889**	949	-60	-6
Interest and dividend income from financial investments		**216**	417	-201	-48
Interest expense		**-11'220**	-7'296	-3'924	54
Net interest income		**1'274**	**811**	**463**	**57**
Results from commission and service fee activities					
Commission income from lending activities		**595**	490	105	21
Commission from securities and investment transactions		**743**	649	94	14
Commission from other services		**36**	113	-77	-68
Commission expense		**-110**	-108	-2	2
Net commission and service fee income		**1'264**	**1'144**	**120**	**10**
Net trading income	65	***826***	**1'113**	**-287**	**-26**
Other ordinary income					
Income from the sale of financial investments		**38**	214	-176	-82
Income from participations		**583**	1'735	-1'152	-66
Real estate income		**14**	13	1	8
Other ordinary income		**70**	101	-31	-31
Other ordinary expenses		**-116**	-301	185	-61
Net other ordinary income		**589**	**1'762**	**-1'173**	**-67**
Net operating income		**3'953**	**4'830**	**-877**	**-18**
Operating expenses					
Personnel expenses		**-1'051**	-927	-124	13
Other operating expenses		**-726**	-679	-47	7
Total operating expenses		**-1'777**	**-1'606**	**-171**	**11**
Gross operating profit		**2'176**	**3'224**	**-1'048**	**-32**
NET PROFIT					
Gross operating profit		**2'176**	3'224	-1'048	-32
Depreciation and write-downs on non-current assets		**-528**	-398	-130	33
Valuation adjustments, provisions and losses	65, 68	**-560**	-290	-270	93
Profit before extraordinary items and taxes		**1'088**	**2'536**	**-1'448**	**-57**
Extraordinary income	65	**61**	55	6	11
Extraordinary expenses	65	**-65**	-12	-53	442
Taxes		**150**	-171	321	-188
Net profit		**1'234**	**2'408**	**-1'174**	**-49**

ASSETS	31.12.00 CHF m	31.12.99 CHF m	Change CHF m	Change %
Cash	**1'287**	1'002	285	28
Money market papers	**17'494**	22'128	-4'634	-21
Due from banks	**127'776**	129'285	-1'509	-1
of which securities lending and reverse repurchase agreements	***28'859***	*60'644*	*-31'785*	*-52*
Due from customers	**41'540**	38'715	2'825	7
of which securities lending and reverse repurchase agreements	***7'441***	*13'619*	*-6'178*	*-45*
Mortgages	**2'828**	6'268	-3'440	-55
Securities and precious metals trading portfolio	**22'745**	19'283	3'462	18
Financial investments	**5'185**	3'529	1'656	47
Participations	**15'558**	6'737	8'821	131
Fixed and intangible assets	**3'270**	3'939	-669	-17
Accrued income and prepaid expenses	**2'178**	1'760	418	24
Other assets	**15'676**	19'112	-3'436	-18
TOTAL ASSETS	**255'537**	**251'758**	**3'779**	**2**
Total subordinated claims	***400***	*1'240*	*-840*	*-68*
Total due from consolidated participations and qualified shareholders	***115'298***	*110'355*	*4'943*	*4*

LIABILITIES	Notes page	31.12.00 CHF m	31.12.99 CHF m	Change CHF m	Change in %
Liabilities in respect of money market papers		**17'095**	23'655	-6'560	-28
Due to banks		**140'662**	123'535	17'127	14
of which securities borrowing and repurchase agreements		***21'403***	*25'915*	*-4'512*	*-17*
Due to customers, savings and investment deposits		**1'338**	1'693	-355	-21
Due to customers, other deposits		**41'551**	55'942	-14'391	-26
of which securities borrowing and repurchase agreements		***241***	*17'820*	*-17'579*	*-99*
of which borrowed mortgages		-	*5'772*	*-5'772*	*-100*
Bonds and mortgage-backed bonds	66	**12'912**	14'681	-1'769	-12
Accrued expenses and deferred income		**2'999**	2'618	381	15
Other liabilities		**17'293**	16'281	1'012	6
Valuation adjustments and provisions	68	**596**	677	-81	-12
Total liabilities		**234'446**	**239'082**	**-4'636**	**-2**
Share capital	69	**4'400**	3'337	1'063	32
General legal reserves		**13'443**	5'888	7'555	128
Other reserves		**103**	103	-	-
Retained earnings carried forward		**1'911**	940	971	103
Net annual profit		**1'234**	2'408	-1'174	-49
Total shareholder's equity	70	**21'091**	**12'676**	**8'415**	**66**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		**255'537**	**251'758**	**3'779**	**2**
Total subordinated liabilities		***9'231***	*7'551*	*1'680*	*22*
Total liabilities due to consolidated participations and qualified shareholders		***14'418***	*31'145*	*-16'727*	*-54*

OFF BALANCE SHEET BUSINESS	Notes page	31.12.00 CHF m	31.12.99 CHF m	Change CHF m	Change %
Contingent liabilities		**18'039**	17'738	301	2
Irrevocable commitments		**115'573**	108'049	7'524	7
Confirmed credits		**150**	226	-76	-34
Derivative financial instruments					
- gross positive replacement value		**22'301**	22'847	-546	-2
- gross negative replacement value		**22'254**	17'812	4'442	25
- contract volume		**1'517'631**	1'414'174	103'457	7
Fiduciary transactions	72	**430**	745	-315	-42

PROPOSED APPROPRIATION OF RETAINED EARNINGS PARENT COMPANY
at the disposal of the March 7, 2001, Annual General Meeting

RETAINED EARNINGS	**31.12.00 CHF m**	31.12.99 CHF m	Change CHF m
Net profit	**1'234**	2'408	-1'174
Retained earnings carried forward	**1'911**	940	971
Retained earnings at the year-end	**3'145**	**3'348**	**-203**
ADJUSTMENT FOR PROFIT DISTRIBUTION			
Allocation to reserves			
Allocation to general legal reserves [1]	-	115	-115
Total allocation to reserves	**-**	**115**	**-115**
Dividends in respect of share capital:			
2000: CHF 0.23 per bearer share with a nominal value of CHF 100 on the share capital of CHF 1'531'600'000 ranking for dividends	**3**		
CHF 0.23 per registered share with a nominal value of CHF 100 on the share capital of CHF 2'868'065'200 ranking for dividends	**7**		
1999: CHF 39.61 per bearer share with a nominal value of CHF 100 on the share capital of CHF 1'531'600'000 ranking for dividends		607	
CHF 39.61 per registered share with a nominal value of CHF 100 on the share capital of CHF 1'805'211'600 ranking for dividends		715	
Total dividends	**10**	**1'322**	**-1'312**
Dividends and allocations to reserves	**10**	**1'437**	**-1'427**
BALANCE TO BE CARRIED FORWARD	**3'135**	**1'911**	**1'224**

[1] As the general legal reserve exceeds 50% of share capital no allocation to the general legal reserves is required for 2000

2000 DIVIDEND		Bearer shares (nom. value CHF 100)		Registered shares (nom. value CHF 100)
Dividend per Credit Suisse First Boston share after acceptance of the above proposals	CHF	0.23	CHF	0.23
less 35% federal withholding tax	CHF	0.08	CHF	0.08
NET DIVIDEND	**CHF**	**0.15**	**CHF**	**0.15**

Payable as from March 7, 2001, by cheque or into the account of the registered shareholder, or against presentation of the coupon number 10 for holders of bearer shares.

Zurich, March 7, 2001
For the Board of Directors
Chairman: Lukas Mühlemann

For the Business Units
Business Unit Credit Suisse First Boston
Allen D Wheat
Chief Executive Officer

Business Unit Credit Suisse Asset Management
Phillip M Colebatch
Chief Executive Officer

Chief Financial Officer of the Bank
Richard E Thornburgh

The parent company's financial statements are prepared in accordance with the Swiss Federal Law on Banks and Savings Banks, the Implementing Ordinance on Banks and Saving Banks and the Guidelines of the Federal Banking Commission Concerning the Preparation of Financial Statements of Banks ('Swiss GAAP for banks').

In general, the parent company's financial statements are based on the same accounting and valuation principles used for the consolidated financial statements. However, unlike the consolidated financial statements, which give a 'true and fair view' of the financial position and the results of operations, the parent company's financial statements may include and be influenced by undisclosed reserves. Undisclosed reserves arise from economically unnecessary write-downs on fixed assets and participations or through market-related price increases, which are not reflected in the income statement. In addition, undisclosed reserves arise from recording excessive provisions and loan loss reserves or if provisions and loan reserves, which are no longer necessary, are not written back to income.

Securities lending and borrowing transactions are accounted for as described in notes to the consolidated financial statements. Prior to 2000 assets and liabilities arising from securities lending and borrowing operations were recorded at fair value and, depending on the type of counterparty, shown as claims on ('due from') or liabilities to ('due to') banks or customers. Securities positions arising as a result of securities borrowing which are not used to cover short trading or securities lending positions are included as part of the securities and precious metal trading portfolio. This was in contrast to the consolidated financial statements of the Bank. Using the revised accounting rules for Repos and SLBs as described on page 28, the 1999 amounts reported against the following balance sheet captions would have been as follows:

	Disclosed amount at 31.12.99 CHF m	Pro forma amount at 31.12.99 under new policy CHF m
Due from banks	129'285	100'969
Due from customers	38'715	34'767
Securities and precious metals trading portfolio	19'283	16'356
Due to banks	123'535	106'164
Due to customers, other deposits	55'942	38'122

Notes on risk management

For information on the parent company's policy with regard to risk management and the use of financial derivatives, see notes to the Bank's consolidated financial statements.

Additional information on the parent company income statement

ANALYSIS OF INCOME	2000 CHF m	1999 CHF m	Change CHF m
NET TRADING INCOME			
Income from trading in interest related instruments	**13**	49	-36
Income from trading in equity related instruments	**336**	303	33
Income from foreign exchange and banknote trading	**472**	693	-221
Income from precious metals trading	**23**	30	-7
Other loss/income from trading	**-18**	38	-56
Total net trading income	**826**	**1'113**	**-287**

ANALYSIS OF EXPENSES	2000 CHF m	1999 CHF m	Change CHF m
VALUATION ADJUSTMENTS, PROVISIONS AND LOSSES			
Provisions and valuation adjustments for default risks	**452**	253	199
Provisions and valuation adjustments for other business risks	**3**	22	-19
Other losses	**105**	15	90
of which in credit business	***46***	*2*	*44*
Total valuation adjustments, provisions and losses	**560**	**290**	**270**

ANALYSIS OF EXTRAORDINARY INCOME AND EXPENSES	2000 CHF m	1999 CHF m	Change CHF m
EXTRAORDINARY INCOME			
Gains realized from the disposal of participations	**10**	13	-3
Gains on revaluation of participations	**35**	-	35
Gain realised from the sale of fixed assets	**9**	-	9
Other extraordinary income	**7**	42	-35
Total extraordinary income	**61**	**55**	**6**
EXTRAORDINARY EXPENSES			
Losses realised from the disposal of participations	**16**	-	16
Lossed realised from the sale of fixed assets	**36**	-	36
Other extraordinary expenses	**13**	12	1
Total extraordinary expenses	**65**	**12**	**53**

BONDS AND MORTGAGE BONDS ISSUED BY CSFB (PARENT COMPANY)

Redemption date	Coupon	Year of issue	Call date	Currency	Issue amount in millions	Subparticipation in millions
3.2001	5.58%	2000		USD	69.0	
6.2001	7.25%	1990		CHF	170.0	
7.2001	7.00%	1991		CHF	150.0 [1]	
10.2001	7.32%	1997		USD	1'498.4 [2]	
1.2002	7.00%	1992		CHF	100.0 [1]	
2.2002	7.50%	1991		CHF	200.0 [1]	125.0 [3]
5.2002	6.75%	1992		CHF	60.0	
1.2003	7.75%	1991		CHF	100.0	100.0 [3]
1.2003	7.25%	1992		CHF	100.0	100.0 [3]
3.2003	3.50%	1993		CHF	75.0 [1]	
3.2003	3.50%	1993		CHF	125.0 [1]	
4.2003	1.00%	1996		USD	75.0	
9.2003	6.04%	1993		USD	200.0 [1]	
11.2003	6.16%	1993		DEM	600.0 [1]	
4.2004	4.38%	1996		CHF	200.0	
11.2004	8.38%	1994		USD	300.0 [1]	
12.2004	6.04%	1994		DEM	100.0 [1]	
2.2005	5.50%	1995		CHF	100.0 [1]	100.0 [3]
3.2005	5.75%	1995		CHF	225.0 [1]	
11.2005	2.00%	1997		USD	200.0	
11.2005	2.00%	1997		USD	50.0	
11.2005	3.13%	1995		CHF	300.0	300.0 [3]
6.2006	7.21%	1996		USD	237.5 [1]	
6.2006	6.84%	1997		USD	95.0 [1]	
5.2007	7.90%	1997		USD	500.0 [1]	
6.2007	6.41%	1997		FFR	750.0 [1]	
6.2007	6.50%	1997		FFR	500.0 [1]	
6.2007	6.66%	2000		CHF	150.0 [1]	
7.2007	5.25%	1995		CHF	150.0 [1]	
7.2007	5.25%	1995		CHF	100.0 [1]	
7.2007	4.38%	1997		CHF	497.7 [1]	
2.2008	4.50%	1996		CHF	200.0	200.0 [3]
2.2008	2.00%	1998		USD	165.0	
5.2008	6.50%	1998		USD	200.0 [1]	
7.2009	8.25%	1997		GBP	150.0 [1]	
10.2009	6.25%	1999		EUR	225.0 [1]	
12.2009	6.00%	1999		EUR	150.0 [1]	
3.2010	6.50%	2000		EUR	100.0 [1]	
4.2010	6.78%	2000		USD	250.0 [1]	
4.2010	6.77%	2000		USD	160.0 [1]	
5.2010	5.75%	1998		DEM	415.0 [1]	
8.2010	2.18%	2000		JPY	3'000.0 [1]	
6.2011	7.16%	1999		USD	125.0 [1]	
10.2014	8.68%	1999		EUR	15.0 [1]	
1.2015	9.00%	2000		EUR	15.0 [1]	
3.2016	5.00%	1986		CHF	176.2 [1]	
3.2016	5.00%	1986		CHF	23.8	
4.2017	7.44%	2000		AUD	26.3 [1]	
10.2019	7.15%	1999		EUR	12.0 [1]	
1.2022	0.00%	1999		USD	5.0	
1.2022	8.43%	2000		USD	63.9 [1]	
12.2024	0.00%	1999		USD	24.0 [1]	
1.2025	0.00%	1999		USD	15.0 [1]	
1.2026	0.00%	1999		USD	20.0 [1]	
12.2026	0.00%	1999		USD	46.0 [1]	
12.2027	0.00%	1999		USD	19.0 [1]	
1.2028	0.00%	1999		USD	40.3 [1]	

Redemption date	Coupon	Year of issue	Call date	Currency	Issue amount in millions	Subparticipation in millions
10.2029	9.35%	1999		EUR	25.0 [1]	
10.2029	7.05%	1999		EUR	25.0 [1]	
perpetual	7.74%	1997	7.2007	USD	100.0 [1]	
perpetual	8.15%	2000		GBP	150.0 [1]	
perpetual	8.34%	2000		EUR	250.0 [1]	
perpetual	4.51%	1998	12.2028	JPY	10'000.0 [1]	

[1] Subordinated bonds.

[2] Credit linked notes issued by CSFB Guernsey branch.

[3] To banks within CSG.

DETAILS OF CSG SHARES HELD BY THE PARENT COMPANY [1]	Registered shares (nom. value CHF 20) Quantity in thousands	Book value CHF m
Securities trading portfolio		
Portfolio at December 31, 2000	**4'925**	1'517
Portfolio at December 31, 1999	**3'175**	1'005

[1] Net current positions in CSG shares are subject to delivery commitments under derivatives contracts. When these commitments are taken into account, the parent company's net proprietary holdings of CSG shares are insignificant.

PLEDGED AND ASSIGNED ASSETS AND ASSETS UNDER RESERVATION OF OWNERSHIP [1]	31.12.00 CHF m	31.12.99 CHF m	Change CHF m
Assets pledged and assigned as collateral [2]	**32'880**	28'041	4'839
Actual commitments secured	**14'878**	22'818	-7'940

[1] None of the Bank's assets were under reservation of ownership either in 2000 or in the previous year.
[2] Thereof assets provided with the right to sell or repledge with respect to securities lending and borrowing and repurchase agreements as at December 31, 2000: CHF 28'700 million.

LIABILITIES IN RESPECT OF OWN PENSION FUNDS

On the balance sheet date, total liabilities in respect of the Bank's own pension funds amounted to CHF 420 million (as of December 31, 1999: CHF 412 million).

VALUATION ADJUSTMENTS AND PROVISIONS	Total 31.12.99 CHF m	Specific write-downs CHF m	Reclassifications [3] CHF m	Recoveries, endangered interest, currency differences CHF m	Net charges/ releases to income statement [2] CHF m	Total 31.12.00 CHF m
Valuation adjustments and provisions for default risks	862	-151	149	70	452	**1'382**
Valuation adjustments and provisions for other business risks	38	-	-27	2	-9	**4**
Provisions for taxes and deferred taxes	461	-114	-	18	-139 [1]	**226**
Other provisions	136	-12	-2	-	12	**134**
Total write-downs and provisions	**1'497**	**-277**	**120**	**90**	**316**	**1'746**
Less direct charge-offs against specific assets	-820	-	-	-	-	**-1'150**
Total write-downs and provisions shown in balance sheet	**677**	-	-	-	-	**596**

[1] CHF 11 million deviation from the income statement due to deferred tax assets that are not included in provisions.
[2] CHF 105 million deviation to income statement due to losses not included in provisions.
[3] Reclassifications includes CHF 120 million transferred from other balance sheet positions.

COMPOSITION OF SHARE CAPITAL	2000 Quantity	2000 Total nominal value CHF	2000 Capital ranking for dividends CHF	1999 Quantity	1999 Total nominal value CHF	1999 Capital ranking for dividends CHF
Paid-up capital						
Bearer shares at CHF 100						
Capital on January 1	15'316'000	1'531'600'000		15'316'000	1'531'600'000	
Capital on December 31	15'316'000	1'531'600'000	1'531'600'000	15'316'000	1'531'600'000	1'531'600'000
Registered shares at CHF 100						
Capital on January 1	18'052'116	1'805'211'600		17'286'766	1'728'676'600	
Capital increase on July 6				*765'350*	*76'535'000*	
Capital increase on November 3	10'628'536	1'062'853'600				
Capital on December 31	28'680'652	2'868'065'200	2'868'065'200	18'052'116	1'805'211'600	1'805'211'600
TOTAL SHARE CAPITAL		4'399'665'200	4'399'665'200		3'336'811'600	3'336'811'600

AUTHORIZED AND CONDITIONAL CAPITAL	2000 Quantity	2000 Total nominal value CHF	1999 Quantity	1999 Total nominal value CHF	1998 Quantity	1998 Total nominal value CHF
Authorized share capital						
Registered shares at CHF 100						
Authorized share capital on January 1	3'119'488	311'948'800	3'884'838	388'483'800		
Expiration of approved share capital on April 28	-3'119'488	-311'948'800				
Capital increase on October 2	12'332'960	1'233'296'000				
Utilized as capital on November 3	-10'628'536	-1'062'853'600				
Utilized as capital on July 6			-765'350	-76'535'000		
Capital increase on March 27					5'000'000	500'000'000
Utilized as capital on July 31					-1'115'162	-111'516'200
Authorized share capital on December 31	1'704'424	170'442'400	3'119'488	311'948'800	3'884'838	388'483'800
Conditional share capital on December 31	-	-	-	-	-	-

MAJOR SHAREHOLDERS AND GROUPS OF SHAREHOLDERS[1]	31.12.00 Quantity	31.12.00 Total nominal value CHF	31.12.00 Share %	31.12.99 Quantity	31.12.99 Total nominal value CHF	31.12.99 Share %
Bearer shares at CHF 100 with voting rights						
CSG	15'316'000	1'531'600'000	100	15'316'000	1'531'600'000	100
Registered shares at CHF 100 with voting rights						
CSG	28'680'652	2'868'065'200	100	18'052'116	1'805'211'600	100

[1] The BZ Group Holding has notified CSG that it held, as of December 31, 2000, on a consolidated basis 29'950'334 CSG registered shares, corresponding to 9.998% of the total issued and outstanding registered shares of CSG, of which 6.44% were recorded in the share register of CSG with the right to vote. BZ Group Holding, therefore, indirectly holds in excess of 5% of the voting rights of the Bank.

SHAREHOLDER'S EQUITY	2000 CHF m	1999 CHF m	Change CHF m
Beginning shareholder's equity			
Share capital	**3'337**	3'260	77
General legal reserves	**5'888**	5'268	620
Other reserves	**103**	103	-
Retained earnings	**3'348**	1'187	2'161
of which carried forward from previous year	***940***	-	940
of which net profit	***2'408***	*1'187*	*1'221*
Total beginning shareholder's equity	**12'676**	**9'818**	**2'858**
Capital increase	**8'503**	77	8'426
Share premium on capital increase	-	613	-613
Payments			
Dividend	**-1'322**	-240	-1'082
Net profit	**1'234**	2'408	-1'174
Total shareholder's equity as of December 31	**21'091**	**12'676**	**8'415**
Share capital	**4'400**	3'337	1'063
General legal reserves	**13'443**	5'888	7'555
Other reserves	**103**	103	-
Retained earnings	**3'145**	3'348	-203
of which carried forward from previous year	***1'911***	*940*	*971*
of which net profit	***1'234***	*2'408*	*-1'174*

CAPITAL INCREASE

As described on page 69 the Bank increased its share capital. The Statutory Auditors examined the capital increase in accordance with the provisions of the law and issued the following report.

Auditors' report to the Board of Directors of Credit Suisse First Boston on capital increase

As statutory auditors of Credit Suisse First Boston in accordance with Swiss law we examined the capital increase report dated November 3, 2000, presented by yourselves.

The capital increase report is the responsibility of the Board of Directors. Our responsibility is to express an opinion on the capital increase report based on our work performed. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our procedures were conducted in accordance with standards promulgated by the profession in Switzerland and accordingly, was planned and performed to obtain reasonable assurance about whether the capital increase report is free from material misstatements. We have performed necessary procedures in order to form our opinion thereon. We believe that our examination provides a reasonable basis for our opinion.

In our opinion the information provided in the capital increase report is complete and accurate and in accordance with the resolution of the General Meeting of Shareholders of Credit Suisse First Boston dated October 2, 2000 as well as the circular resolution of the Board of Directors dated November 3, 2000.

This report does not express an opinion on the fairness of the transaction, the fairness of the market capitalization of Donaldson, Lufkin & Jenrette or the value of Credit Suisse First Boston.

KPMG Klynveld Peat Marwick Goerdeler SA

Peter Hanimann Roland Müller

Zurich, November 3, 2000

CLAIMS ON AND LIABILITIES TO AFFILIATED COMPANIES, AND LOANS TO MEMBERS OF THE PARENT COMPANY'S GOVERNING BODIES	31.12.00 CHF m	31.12.99 CHF m	Change CHF m
Claims on affiliated companies	12'091	13'098	-1'007
Liabilities to affiliated companies	33'942	40'346	-6'404
Loans to members of the Parent company's governing bodies	-	-	-

FURTHER DETAILS ON FIXED ASSETS	31.12.00 CHF m	31.12.99 CHF m	Change CHF m
Fire insurance value of tangible fixed assets			
Real estate	2'125	2'331	-206
Other fixed assets	13	88	-75

BREAKDOWN OF FIDUCIARY TRANSACTIONS	31.12.00 CHF m	31.12.99 CHF m	Change CHF m
Fiduciary placements with third-party institutions	379	686	-307
Fiduciary placements and other fiduciary transactions	51	59	-8
Total fiduciary transactions	430	745	-315

Additional Disclosures

Staff numbers

As of December 31	2000	1999
Switzerland	1'576	1'434
Abroad	709	765
Total staff	2'285	2'199

Offices

As of December 31	2000	1999
Switzerland	7	7
Abroad	22	23
Total offices	29	30

REPORT OF THE STATUTORY AUDITORS OF THE ANNUAL GENERAL MEETING OF CREDIT SUISSE FIRST BOSTON, ZURICH

As statutory auditors of Credit Suisse First Boston, we have audited the accounting records and the financial statements (balance sheet, income statement and notes to financial statements) for the year ended December 31, 2000. The financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and the financial statements and the proposed appropriation of retained earnings comply with Swiss law and the company's articles of association.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Brendan R Nelson *Peter Hanimann*

Chartered Accountant Certified Accountant

Auditors in Charge

Zurich, March 7, 2001

Published by
Credit Suisse First Boston
Financial Control
P.O. Box 900
8070 Zurich, Switzerland
Tel: (+411) 332 6508
Fax: (+411) 332 8375
http://www.csfb.com

Languages
English
German

ANNEX II

EXCERPTS FROM CREDIT SUISSE FIRST BOSTON

ANNUAL REPORTS 1999 AND 1998

CREDIT SUISSE FIRST BOSTON

ANNUAL REPORT 1999

Financial Information Legal Entity (LE) Credit Suisse First Boston

For the year ended December 31 **CONSOLIDATED INCOME STATEMENT**	1999 CHF m	1998 CHF m
Net operating income	15'353	9'277
Personnel expenses	-8'787	-5'932
Other operating expenses	-2'573	-2'079
Gross operating profit	3'993	1'266
Depreciation and write-downs on non-current assets	-611	-352
Valuation adjustments, provisions and losses	-835	-1'871
Consolidated profit/loss before extraordinary items and taxes	2'547	-957
Net extraordinary items, net of related taxes	-23	41
Taxes on profit/loss before extraordinary items	-580	-80
Consolidated net profit/loss (including minority interests)	1'944	-996
of which minority interests	*30*	*24*
Consolidated net profit/loss (excluding minority interests)	1'914	-1'020

As of December 31 **CONSOLIDATED BALANCE SHEET**	1999 CHF m	1998 CHF m
Total assets	445'149	403'702
Due from banks[1]	35'750	61'693
Due from customers[1]	32'953	34'302
Due to banks[2]	156'471	111'804
Due to customers[2]	47'033	57'506
Shareholder's equity[3]	13'979	10'348
of which minority interests[3]	*2'313*	*1'717*

KEY RATIOS	1999 %	1998 %
Cost/income[4]	73.99	86.35
Tax rate on profit before extraordinary items	22.42	-
Return on equity[5]	16.25	-9.25
BIS tier 1 ratio	9.9	8.4
BIS total capital ratio	17.9	15.4
Equity/assets	3.14	2.56
Equity/assets net of securities lending and reverse repurchase agreements	4.87	3.49

As of December 31 **STAFF NUMBERS**	1999	1998
Americas	6'814	5'816
Europe	7'917	7'493
of which Switzerland	*1'509*	*1'458*
Asia/Pacific	2'475	2'362
Total	17'206	15'671

As of December 31, 1999 **CREDIT SUISSE FIRST BOSTON RATINGS**	Short-term debt	Long-term debt Senior	 Senior Subordinated	 Junior Subordinated
Moody's, New York	P-1	A1	A2	A3
Standard & Poor's, New York	A-1+	AA	AA-	A+
Fitch IBCA Ltd, New York	F-1+	AA	AA-	A+
BankWatch, New York	TBW-1	AA	AA-	A+

1 Net of securities lending and reverse repurchase agreements.

2 Net of securities borrowing and repurchase agreements.

3 Core capital includes (a) CHF 204 million (nil in 1998) relating to perpetual non-cumulative non-voting preferred shares issued by a subsidiary and sold to unaffiliated investors and (b) CHF 1'638 million (CHF 1'409 million in 1998) relating to perpetual non-cumulative non-voting preferred shares held by CSG as direct investments in subsidiaries of the Bank. Core capital does not include any innovative instruments subject to the 15% limitation.

4 Operating expenses as a percentage of net operating income.

5 *Consolidated net profit/loss after ordinary taxes, but before extraordinary items compared to quarterly average equity.*

As of December 31, 1999 **ASSETS**	BU CSFB CHF m	BU CSAM CHF m	BU REAL ESTATE CHF m	Adjustments[1] CHF m	Total LE CSFB[2] CHF m
Cash	1'161	48	0	0	1'209
Money market papers	22'893	1	0	0	22'894
Due from banks	169'030	840	75	211	170'156
of which securities lending and reverse repurchase agreements	*134'406*	*0*	*0*	*0*	*134'406*
Due from other business units within LE CSFB	2'478	9'525	0	-12'003	0
Due from customers	54'132	303	15	2'286	56'736
of which securities lending and reverse repurchase agreements	*23'783*	*0*	*0*	*0*	*23'783*
Mortgages	7'352	0	0	4	7'356
Securities and precious metals trading portfolio	122'837	0	0	0	122'837
Financial investments	6'354	866	47	-466	6'801
Non-consolidated participations	1'023	11	0	-17	1'017
Fixed and intangible assets	3'368	916	2'520	21	6'825
Accrued income and prepaid expenses	5'823	144	0	-14	5'953
Other assets	43'055	393	9	-92	43'365
of which replacement value of derivatives	*39'413*	*57*	*0*	*-172*	*39'298*
TOTAL ASSETS	**439'506**	**13'047**	**2'666**	**-10'070**	**445'149**

As of December 31, 1999 **LIABILITIES AND SHAREHOLDER'S EQUITY**	BU CSFB CHF m	BU CSAM CHF m	BU REAL ESTATE CHF m	Adjustments CHF m	Total LE CSFB CHF m
Liabilities in respect of money market paper	30'118	9	0	0	30'127
Due to banks	222'802	321	22	481	223'626
of which securities borrowing and repurchase agreements	*67'150*	*5*	*0*	*0*	*67'155*
Due to other business units within LE CSFB	9'420	2'561	815	-12'796	0
Due to customers, savings and investment deposits	110	1'584	0	-1	1'693
Due to customers, other deposits	69'550	5'909	143	1'231	76'833
of which securities borrowing and repurchase agreements	*31'357*	*136*	*0*	*0*	*31'493*
Bonds and mortgage-backed bonds	34'370	150	1'277	75	35'872
Accrued expenses and deferred income	10'410	472	41	56	10'979
Other liabilities	47'956	838	-4	750	49'540
of which replacement value of derivatives	*40'644*	*310*	*0*	*-1*	*40'953*
Valuation adjustments and provisions	2'366	115	82	-63	2'500
Total liabilities	**427'102**	**11'959**	**2'376**	**-10'267**	**431'170**
Share capital	3'337	840	100	-940	3'337
Capital reserves	5'860	0	0	28	5'888
Retained earnings	-967	11	282	1'201	527
Minority interests in shareholder's equity	2'293	1	0	-11	2'283
Consolidated net profit/loss	1'881	236	-92	-81	1'944
of which minority interests	*1*	*0*	*0*	*29*	*30*
Total shareholder's equity	**12'404**	**1'088**	**290**	**197**	**13'979**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**439'506**	**13'047**	**2'666**	**-10'070**	**445'149**

[1] Adjustments represent consolidating entries and balances relating to operations which are managed by CSFB BUs but are not legally owned by the Bank, and vice versa:
- approx. CHF -13 billion relate to the elimination of legal entity internal placements/fundings due from and to other BUs.
- approx. CHF +3 billion relate to balances which are legally owned by CS/CSPB or CSG but managed by CSFB or CSAM and vice versa.

[2] The total column has been extracted from the attached audited financial statements. The BU information and adjustments presented above are unaudited.

For the year ended December 31, 1999 **CONSOLIDATED INCOME STATEMENT**	BU CSFB CHF m	BU CSAM CHF m	BU REAL ESTATE CHF m	Adjustments[1] CHF m	Total LE CSFB[2] CHF m
Results from interest business					
Interest and discount income	12'225	199	0	-160	**12'264**
Interest and dividend income from trading portfolio	4'092	0	0	0	**4'092**
Interest and dividend income from financial investments	422	2	0	-7	**417**
Interest expense	-14'459	-156	-92	234	**-14'473**
Net interest income	**2'280**	**45**	**-92**	**67**	**2'300**
Results from commission and service fee activities					
Commission income from lending activities	506	0	0	-13	**493**
Commission from securities and investment transactions	5'480	1'469	0	146	**7'095**
Commission from other services	-43	1	0	79	**37**
Commission expense	-153	-384	0	8	**-529**
Net commission and service fee income	**5'790**	**1'086**	**0**	**220**	**7'096**
Net trading income	**6'186**	**0**	**0**	**-395**	**5'791**
Other ordinary income					
Income from the sale of financial investments	406	43	4	-99	**354**
Income / losses from participations	52	-1	0	1	**52**
of which from participations accounted for using the equity method	*46*	*-1*	*0*	*1*	***46***
of which from other non-consolidated participations	*6*	*0*	*0*	*0*	***6***
Real estate income/losses	-3	-2	14	2	**11**
Sundry ordinary income	186	30	14	-2	**228**
Sundry ordinary expenses	-365	-52	0	-62	**-479**
Net other ordinary income	**276**	**18**	**32**	**-160**	**166**
Net operating income	**14'532**	**1'149**	**-60**	**-268**	**15'353**
Operating expenses					
Personnel expenses	-7'999	-467	0	-321	**-8'787**
Other operating expenses	-2'714	-377	130	388	**-2'573**
Total operating expenses	**-10'713**	**-844**	**130**	**67**	**-11'360**
Gross operating profit	**3'819**	**305**	**70**	**-201**	**3'993**
CONSOLIDATED PROFIT/LOSS					
Gross operating profit	3'819	305	70	-201	**3'993**
Depreciation and write-downs on non-current assets	-439	-44	-159	31	**-611**
Valuation adjustments, provisions and losses	-786	0	0	-49	**-835**
Consolidated profit/loss before extraordinary items and taxes	**2'594**	**261**	**-89**	**-219**	**2'547**
Taxes on profit/loss before extraordinary items	-713	-24	4	*153*	**-580**
Consolidated net profit/loss before extraordinary items and related taxes	**1'881**	**237**	**-85**	**-66**	**1'967**
Extraordinary items, net of related taxes	0	-2	-7	*-14*	**-23**
Consolidated net profit/loss (including minority interests)	**1'881**	**235**	**-92**	**-80**	**1'944**
of which minority interests	*1*	*0*	*0*	*29*	***30***
Consolidated net profit/loss (excluding minority interests)	**1'880**	**235**	**-92**	**-109**	**1'914**

[1] Adjustments represent consolidating entries and balances relating to operations which are managed by CSFB but are not legally owned by the Bank, and vice versa (e.g. other ordinary income relates primarily to private equity income). Additionally some revenues and expenses shown in 'BU' results have been reclassified to allow a more accurate comparison with competitors (e.g. execution, clearing and brokerage costs are treated as an expense rather than as contra-revenue).

[2] The total column has been extracted from the attached audited financial statements. The BU information and adjustments presented above are unaudited.

INCOME AND EXPENSES FROM ORDINARY BANKING BUSINESS	Notes page	1999 CHF m	1998 CHF m	Change CHF m	Change %
Results from interest business					
Interest and discount income	34	12'264	14'542	-2'278	- 15.7
Interest and dividend income from trading portfolio	34	4'092	5'530	-1'438	- 26.0
Interest and dividend income from financial investments	34	417	228	189	82.9
Interest expense	34	-14'473	-17'897	3'424	- 19.1
Net interest income	34, 36	2'300	2'403	-103	- 4.3
Results from commission and service fee activities					
Commission income from lending activities	34	493	235	258	109.8
Commission from securities and investment transactions	34	7'095	4'928	2'167	44.0
Commission from other services	34	37	13	24	184.6
Commission expense	34	-529	-204	-325	159.3
Net commission and service fee income	34, 36	7'096	4'972	2'124	42.7
Net trading income	34, 36	5'791	1'603	4'188	261.3
Other ordinary income					
Income from the sale of financial investments		354	248	106	42.7
Income from participations		52	29	23	79.3
of which from participations accounted for using the equity method		*46*	*22*	*24*	*109.1*
of which from other non-consolidated participations		*6*	*7*	*-1*	*- 14.3*
Real estate income		11	29	-18	- 62.1
Sundry ordinary income		228	155	73	47.1
Sundry ordinary expenses		-479	-162	-317	195.7
Net other ordinary income	36	166	299	-133	- 44.5
Net operating income		15'353	9'277	6'076	65.5
Operating expenses					
Personnel expenses	35, 36	-8'787	-5'932	-2'855	48.1
Other operating expenses	35, 36	-2'573	-2'079	-494	23.8
Total operating expenses		-11'360	-8'011	-3'349	41.8
Gross operating profit		3'993	1'266	2'727	215.4
CONSOLIDATED PROFIT/LOSS					
Gross operating profit		3'993	1'266	2'727	215.4
Depreciation and write-downs on non-current assets	35, 41	-611	-352	-259	73.6
Valuation adjustments, provisions and losses	35, 47	-835	-1'871	1'036	- 55.4
Consolidated profit/loss before extraordinary items and taxes		2'547	-957	3'504	-
Extraordinary income	36	9	461	-452	- 98.0
Extraordinary expenses	36	-41	-509	468	- 91.9
Taxes on net extraordinary items	47	9	89	-80	- 89.9
Taxes on profit/loss before extraordinary items	47	-580	-80	-500	625.0
Consolidated net profit/loss (including minority interests)		1'944	-996	2'940	-
of which minority interests		*30*	*24*	*6*	*25.0*
Consolidated net profit/loss (excluding minority interests)		1'914	-1'020	2'934	-

ASSETS	Notes page	31.12.99 CHF m	31.12.98 CHF m	Change CHF m	Change %
Cash	13, 48	1'209	1'179	30	2.5
Money market papers	37, 48	22'894	18'864	4'030	21.4
Due from banks	37, 48	170'156	139'996	30'160	21.5
of which securities lending and reverse repurchase agreements		*134'406*	*78'303*	*56'103*	*71.6*
Due from customers	37, 38, 48	56'736	62'936	-6'200	- 9.9
of which securities lending and reverse repurchase agreements		*23'783*	*28'634*	*-4'851*	*- 16.9*
Mortgages	37, 38, 48	7'356	7'246	110	1.5
Securities and precious metals trading portfolio	39, 48	122'837	100'964	21'873	21.7
Financial investments	32, 40, 48	6'801	10'194	-3'393	- 33.3
Non-consolidated participations	32, 40, 41	1'017	445	572	128.5
Tangible fixed assets	41	4'831	4'541	290	6.4
Intangible assets	41	1'994	579	1'415	244.4
Accrued income and prepaid expenses		5'953	6'882	-929	- 13.5
Other assets	53	43'365	49'876	-6'511	- 13.1
of which replacement value of derivatives	56	*39'298*	*46'385*	*-7'087*	*- 15.3*
TOTAL ASSETS	50, 51, 52	**445'149**	**403'702**	**41'447**	**10.3**
Total subordinated claims	54	*1'727*	*2'957*	*-1'230*	*- 41.6*
Total due from non-consolidated participations and qualified shareholders		*1'229*	*243*	*986*	*405.8*

LIABILITIES AND SHAREHOLDER'S EQUITY	Notes page	31.12.99 CHF m	31.12.98 CHF m	Change CHF m	Change in %
Liabilities in respect of money market paper	48	30'127	19'935	10'192	51.1
Due to banks	48	223'626	186'722	36'904	19.8
of which securities borrowing and repurchase agreements		*67'155*	*74'918*	*-7'763*	*- 10.4*
Due to customers, savings and investment deposits	48	1'693	2'034	-341	- 16.8
Due to customers, other deposits	48	76'833	85'316	-8'483	- 9.9
of which securities borrowing and repurchase agreements		*31'493*	*29'844*	*1'649*	*5.5*
Bonds and mortgage-backed bonds	42-46, 48	35'872	34'877	995	2.9
Accrued expenses and deferred income		10'979	9'237	1'742	18.9
Other liabilities	53	49'540	53'453	-3'913	- 7.3
of which replacement value of derivatives	56	*40'953*	*49'502*	*-8'549*	*- 17.3*
Valuation adjustments and provisions	47	2'500	1'780	720	40.4
Total liabilities		**431'170**	**393'354**	**37'816**	**9.6**
Share capital		3'337	3'260	77	2.4
Capital reserves		5'888	5'268	620	11.8
Retained earnings		527	1'123	-596	- 53.1
Minority interests in shareholder's equity[1]		2'283	1'693	590	34.8
Consolidated net profit/loss		1'944	-996	2'940	na
of which minority interests		*30*	*24*	*6*	*25.0*
Total shareholder's equity[1]	49	**13'979**	**10'348**	**3'631**	**35.1**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	50, 52	**445'149**	**403'702**	**41'447**	**10.3**
Total subordinated liabilities	54	*14'416*	*13'263*	*1'153*	*8.7*
Total liabilities due to non-consolidated participations and qualified shareholders		*845*	*1'159*	*-314*	*- 27.1*

1 Core capital includes (a) CHF 204 million (nil in 1998) relating to perpetual non-cumulative non-voting preferred shares issued by a subsidiary and sold to unaffiliated investors and (b) CHF 1'638 million (CHF 1'409 million in 1998) relating to perpetual non-cumulative non-voting preferred shares held by CSG as direct investments in subsidiaries of the Bank. Core capital does not include any innovative instruments subject to the 15% limitation.

CONSOLIDATED OFF-BALANCE SHEET BUSINESS	Notes page	31.12.99 CHF m	31.12.98 CHF m	Change CHF m	Change %
Contingent liabilities	37, 55	14'421	14'398	23	0.2
Irrevocable commitments	37, 55	119'845	83'252	36'593	44.0
Liabilities for calls on shares and other equity	37, 55	0	1	-1	- 100.0
Confirmed credits	37, 55	226	262	-36	- 13.7
Derivative financial instruments					
- gross positive replacement value	55, 56	112'603	118'276	-5'673	- 4.8
- gross negative replacement value	56	114'705	121'209	-6'504	- 5.4
- contract volume	56	7'315'356	6'372'754	942'602	14.8
Fiduciary transactions	55	9'683	8'520	1'163	13.7

CONSOLIDATED STATEMENT OF CASH FLOWS

	1999			1998		
	Source CHF m	Use CHF m	Net in/outflow CHF m	Source CHF m	Use CHF m	Net in/outflow CHF m
Cash flows from operations			**6'123**			**849**
Consolidated net profit/loss (incl. minority interest)	1'944				996	
Valuations adjustments, provisions and losses	835			1'871		
Depreciation and write-downs on non-current assets	611			371		
Extraordinary expenses	23			96		
Provisions for taxes [1]	845			608		
Accrued income and prepaid expenses	929				993	
Accrued expenses and deferred income	1'742			1'006		
Income from and investments in participations accounted for using the equity method of consolidation		565			191	
Dividend payments		241			923	
Cash flows from capital transactions			**1'928**			**970**
Minority interests	258			656		
Share premium	612			892		
Capital increase by CSG	77			111		
Foreign currency translation differences	981				277	
Release of reserves against general banking risks					412	
Cash flows from fixed assets transactions			**-2'485**			**-738**
Non-consolidated participations	106	35		41	46	
Intangible assets		1'306		1	597	
Real estate	37	131		244	162	
Other fixed assets	43	641		28	532	
Foreign currency translation differences		404		95		
Mortgages on own real estate		154		190		
Total cash flows from operations, capital transactions and fixed assets			**5'566**			**1'081**
Interbank business			**12'730**			**-16'803**
Due to banks	36'904				19'878	
Due from banks		30'335		3'617		
Money market papers		4'031			2'729	
Liabilities in respect of money market paper	10'192			2'184		
Customer business			**-2'887**			**13'324**
Due to customers, savings and investment deposits		341			261	
Due to customers, other deposits		8'329			29'410	
Mortgages		110			82	
Due from customers	5'893			43'077		
Capital market business			**995**			**-120**
Own bonds and mortgage bonds issued by the central Mortgage bond institutions and the central issuing offices	5'589	4'594		3'980	4'100	
Other balance sheet items			**-16'374**			**1'651**
Financial investments	3'393				215	
Other assets	6'511			3'742		
Other liabilities		3'876			619	
Valuation adjustments and provisions		529			2'644	
Securities and precious metals trading portfolio		21'873		1'387		
Total cash flows from banking business			**-5'536**			**-1'951**
Liquidity			**30**			**-870**
Cash	30				870	

[1] CHF 274 million deviation from the consolidated income statement due to deferred taxes that are not included in provisions.

CREDIT SUISSE FIRST BOSTON

ANNUAL REPORT 1998

FINANCIAL HIGHLIGHTS
Financial Information Legal Entity Credit Suisse First Boston

For the year ended December 31 CONSOLIDATED INCOME STATEMENT	1998 CHF m	1997 CHF m
Net operating income	9,277	10,792
Personnel expenses	-5,932	-5,482
Other operating expenses	-2,079	-1,639
Gross operating profit	1,266	3,671
Depreciation and write-downs on non-current assets	-352	-323
Valuation adjustments, provisions and losses	-1,871	-610
Consolidated loss/profit before extraordinary items and taxes	-957	2,738
Net extraordinary items, net of related taxes	41	-523
Taxes on profit before extraordinary items	-80	-895
Consolidated net loss/profit	-996	1,320
of which minority interests	*24*	*106*
Consolidated net loss/profit (after minority interests)	-1,020	1,214

As of December 31 CONSOLIDATED BALANCE SHEET	1998 CHF m	1997 CHF m
Total assets	403,702	452,894
Due from banks[1]	61,693	40,704
Due from customers[1]	34,302	44,787
Due to banks[2]	111,804	121,747
Due to customers[2]	57,506	53,045
Shareholder's equity	10,348	11,297
of which minority interests[3]	*1,717*	*1,185*

KEY RATIOS	1998 %	1997 %
Cost/income[4]	86.35	65.98
Tax rate on profit before extraordinary items	-	32.69
Return on equity[5]	-9.25	17.05
BIS tier 1 ratio	8.4	8.5
BIS total capital ratio	15.4	14.9
Equity/assets	2.56	2.49
Equity/assets net of securities lending and reverse repurchase agreements	3.49	3.92

As of December 31 STAFF NUMBERS	1998	1997
America	5,816	4,932
Europe	7,493	6,539
of which Switzerland	*1,458*	*1,574*
Asia/Pacific	2,362	1,730
Total	15,671	13,201

As of December 31, 1998 CREDIT SUISSE FIRST BOSTON RATINGS	Short-term debt	Long-term debt Senior	Long-term debt Senior Subordinated	Long-term debt Junior Subordinated
Moody's, New York	P-1	A1	A2	A3
Standard & Poor's, New York	A-1+	AA	AA-	A+
Fitch IBCA Ltd., New York	F-1+	AA	AA-	A+
BankWatch, New York	TBW-1	AA	AA-	A+

[1] Net of securities lending and reverse repurchase agreements.

[2] Net of securities borrowing and repurchase agreements.

[3] CHF 1,409 million represents perpetual non-cumulative non voting prefered shares held by Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston.

[4] Operating expenses as a percentage of net operating income.

[5] Result after ordinary taxes and before extraordinary items compared to average equity.

FINANCIAL INFORMATION ON BUSINESS UNITS (BU)

As of December 31, 1998 ASSETS	BU CSFB CHF m	BU CSAM CHF m	BU REAL ESTATE CHF m	Adjustments[1] CHF m	Total LE CSFB[2] CHF m
Cash	1,175	5	0	-1	1,179
Money market papers	18,860	0	0	4	18,864
Due from banks	138,726	871	58	341	139,996
of which securities lending and reverse repurchase agreements	*78,303*	*0*	*0*	*0*	*78,303*
Due from other business units	1,894	16,345	0	-18,239	0
of which securites lending and reverse repurchase agreements	*0*	*7,133*	*0*	*-7,133*	*0*
Due from customers	61,522	244	14	1,156	62,936
of which securities lending and reverse repurchase agreements	*28,634*	*0*	*0*	*0*	*28,634*
Mortgages	7,178	0	0	68	7,246
Securities and precious metals trading portfolio	100,963	0	0	1	100,964
Financial investments	10,072	475	67	-420	10,194
Non-consolidated participations	436	11	0	-2	445
Fixed assets, including goodwill	2,328	80	2,711	1	5,120
Accrued income and prepaid expenses	6,845	113	2	-78	6,882
Other assets	49,555	271	1	49	49,876
of which replacement value of derivatives	*46,347*	*51*	*0*	*-13*	*46,385*
TOTAL ASSETS	399,554	18,415	2,853	-17,120	403,702

As of December 31, 1998 LIABILITIES AND SHAREHOLDER'S EQUITY	BU CSFB CHF m	BU CSAM CHF m	BU REAL ESTATE CHF m	Adjustments[1] CHF m	Total LE CSFB[2] CHF m
Liabilities in respect of money market paper	19,923	143	0	-131	19,935
Due to banks	185,335	23	21	1,343	186,722
of which securities borrowing and repurchase agreements	*74,915*	*3*	*0*	*0*	*74,918*
Due to other business units	16,313	1,854	511	-18,678	0
of which securities borrowing and repurchase agreements	*7,133*	*0*	*0*	*-7,133*	*0*
Due to customers, savings and investment deposits	180	1,854	0	0	2,034
Due to customers, other deposits	71,157	13,088	200	871	85,316
of which securities borrowing and repurchase agreements	*22,714*	*7,130*	*0*	*0*	*29,844*
Bonds and mortgage-backed bonds	33,374	150	1,280	73	34,877
Accrued expenses and deferred income	8,844	429	27	-63	9,237
Other liabilities	53,007	250	8	188	53,453
of which replacement value of derivatives	*49,481*	*41*	*0*	*-20*	*49,502*
Valuation adjustments and provisions	1,638	115	94	-67	1,780
Total liabilities	*389,771*	*17,906*	*2,141*	*-16,464*	*393,354*
Reserve against general banking risks	0	0	0	0	0
Share capital	3,260	270	400	-670	3,260
Capital reserves	5,085	0	0	183	5,268
Retained earnings	-84	15	309	883	1,123
Minority interests in shareholder's equity	1,693	1	0	-1	1,693
Consolidated net loss/profit	-171	223	3	-1,051	-996
of which minority interests	*50*	*0*	*0*	*-26*	*24*
Total shareholder's equity	9,783	509	712	-656	10,348
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	399,554	18,415	2,853	-17,120	403,702

[1] Adjustments represent consolidating entries and balances relating to operations which are managed by CSFB BUs but are not legally owned by the Bank, and vice versa:
- approx. CHF -18 bn relate to the elimination of legal entity internal placements/fundings due from and to other BUs.
- approx. CHF +1 bn relate to balances which are legally owned by CS/CSPB or CSG but managed by CSFB or CSAM and vice versa.

[2] The total column has been extracted from the attached audited financial statements. The BU information and adjustments presented above are unaudited.

FINANCIAL INFORMATION ON BUSINESS UNITS (BU)

For the year ended December 31, 1998 **CONSOLIDATED INCOME STATEMENT**	BU CSFB CHF m	BU CSAM CHF m	BU REAL ESTATE CHF m	Adjustments[1] CHF m	Total LE CSFB[2] CHF m
Results from interest business					
Interest and discount income	14,490	205	0	-153	14,542
Interest and dividend income from trading portfolio	5,529	0	0	1	5,530
Interest and dividend income from financial investments	231	2	0	-5	228
Interest expense	-17,858	-166	-97	224	-17,897
Net interest income	2,392	41	-97	67	2,403
Results from commission and service fee activities					
Commission income from lending activities	271	0	0	-36	235
Commission from securities and investment transactions	3,947	873	0	108	4,928
Commission from other services	-10	1	0	22	13
Commission expense	-140	-73	0	9	-204
Net commission and service fee income	4,068	801	0	103	4,972
Net trading income	2,099	0	0	-496	1,603
Other ordinary income					
Income from the sale of financial investments	1,070	25	1	-848	248
Income/losses from participations	30	-1	0	0	29
of which from participations accounted for using the equity method	*24*	*-2*	*0*	*0*	*22*
of which from other non-consolidated participations	*6*	*1*	*0*	*0*	*7*
Real estate income/losses	3	-3	217	-188	29
Sundry ordinary income	104	39	11	1	155
Sundry ordinary expenses	-166	-50	0	54	-162
Net other ordinary income	1,041	10	229	-981	299
Net operating income	9,600	852	132	-1,307	9,277
Operating expenses					
Personnel expenses	-5,332	-329	0	-271	-5,932
Other operating expenses	-2,307	-257	-72	557	-2,079
Total operating expenses	-7,639	-586	-72	286	-8,011
Gross operating profit	1,961	266	60	-1,021	1,266
CONSOLIDATED LOSS/PROFIT					
Gross operating profit	1,961	266	60	-1,021	1,266
Depreciation and write-downs on non-current assets	-279	-12	-57	-4	-352
Valuation adjustments, provisions and losses	-1,566	0	0	-305	-1,871
Consolidated loss/profit before extraordinary items and taxes	116	254	3	-1,330	-957
Taxes on loss/profit before extraordinary items	-226	-30	-2	178	-80
Consolidated net loss/profit before extraordinary items and related taxes	-110	224	1	-1,152	-1,037
Extraordinary items, net of related taxes	-61	-1	2	101	41
Consolidated net loss/profit (before minority interests)	-171	223	3	-1,051	-996
of which minority interests	*50*	*0*	*0*	*-26*	*24*
Consolidated net loss/profit (after minority interests)	-221	223	3	-1,025	-1,020

1 Adjustments represent consolidating entries and balances relating to operations which are managed by CSFB BUs but are not legally owned by the Bank, and vice versa (e.g. other ordinary income relates primarily to private equity income). Additionally some revenues and expenses shown in 'BU' results have been reclassified to allow a more accurate comparison with competitors (e.g. execution, clearing and brokerage costs are treated as an expense rather than as contra-revenue).

2 The total column has been extracted from the attached audited financial statements. The BU information and adjustments presented above are unaudited.

INCOME AND EXPENSES FROM ORDINARY BANKING BUSINESS	Notes page	1998 CHF m	1997 CHF m	Change CHF m	Change %
Results from interest business					
Interest and discount income	34	14,542	13,520	1,022	7.6
Interest and dividend income from trading portfolio	34	5,530	5,679	-149	- 2.6
Interest and dividend income from financial investments	34	228	257	-29	11.3
Interest expense	34	-17,897	-17,411	-486	2.8
Net interest income	34	2,403	2,045	358	17.5
Results from commission and service fee activities					
Commission income from lending activities	34	235	253	-18	- 7.1
Commission from securities and investment transactions	34	4,928	3,729	1,199	32.2
Commission from other services	34	13	44	-31	- 70.5
Commission expense	34	-204	-268	64	- 23.9
Net commission and service fee income	34	4,972	3,758	1,214	32.3
Net trading income	34	1,603	4,761 [1]	-3,158	- 66.3
Other ordinary income					
Income from the sale of financial investments		248	50 [1]	198	396.0
Income from participations		29	55	-26	- 47.3
of which from participations accounted for using the equity method		*22*	*31*	*-9*	*- 29.0*
of which from other non-consolidated participations		*7*	*24*	*-17*	*- 70.8*
Real estate income		29	73	-44	- 60.3
Sundry ordinary income		155	121	34	28.1
Sundry ordinary expenses		-182	-71	-91	128.2
Net other ordinary income		299	228	71	31.1
Net operating income		9,277	10,792	-1,515	- 14.0
Operating expenses					
Personnel expenses	35	-5,932	-5,482	-450	8.2
Other operating expenses	35	-2,079	-1,639	-440	26.8
Total operating expenses		-8,011	-7,121	-890	12.5
Gross operating profit		1,266	3,671	-2,405	- 65.5
CONSOLIDATED LOSS/PROFIT					
Gross operating profit		1,266	3,671	-2,405	- 65.5
Depreciation and write-downs on non-current assets	35, 41	-352	-323	-29	9.0
Valuation adjustments, provisions and losses	35, 47	-1,871	-610	-1,261	206.7
Consolidated loss/profit before extraordinary items and taxes		-857	2,738	-3,595	- 135.0
Extraordinary income	36	461	78	383	491.0
Extraordinary expenses	36	-509	-801	292	- 36.5
Taxes on net extraordinary items	47	89	200	-111	- 55.5
Taxes on loss/profit before extraordinary items	47	-80	-895	815	- 91.1
Consolidated net loss/profit (including minority interests)		-996	1,320	-2,316	- 175.5
of which minority interests		*24*	*106*	*-82*	*- 77.4*
Consolidated net loss/profit (excluding minority interests)		-1,020	1,214	-2,234	- 184.0

[1] CHF 30 million were reclassified to be consistent with the current year.

ASSETS	Notes page	31.12.98 CHF m	31.12.97 CHF m	Change CHF m	Change %
Cash	14, 48	1,179	2,049	-870	- 42.5
Money market papers	37, 48	18,864	16,135	2,729	16.9
Due from banks	37, 48, 53	139,996	143,992	-3,996	- 2.8
of which securities lending and reverse repurchase agreements		*78,303*	*103,288*	*-24,985*	*- 24.2*
Due from customers	37, 38, 48, 53	62,936	106,817	-43,881	- 41.1
of which securities lending and reverse repurchase agreements		*28,634*	*62,030*	*-33,396*	*- 53.8*
Mortgages	37, 38, 48	7,246	7,164	82	1.1
Securities and precious metals trading portfolio	39, 48	100,964	102,385	-1,421	- 1.4
Financial investments	40, 48	10,194	10,004 [2]	190	1.9
Non-consolidated participations	32, 40, 41	445	272	173	63.6
Tangible fixed assets	41	4,541	4,569	-28	- 0.6
Intangible assets	41	579	-	579	100.0
Accrued income and prepaid expenses		6,882	5,889	993	16.9
Other assets	53	49,876	53,618 [2]	-3,742	- 7.0
of which replacement value of derivatives	56	*46,385*	*50,946*	*-4,561*	*- 9.0*
TOTAL ASSETS	50, 51, 52	**403,702**	**452,894**	**-49,192**	**- 10.9**
Total subordinated claims	54	*2,957*	*2,398*	*559*	*23.3*
Total due from non-consolidated participations and qualified shareholders		*243*	*693*	*-450*	*- 64.9*

LIABILITIES AND SHAREHOLDER'S EQUITY	Notes page	31.12.98 CHF m	31.12.97 CHF m	Change CHF m	Change in %
Liabilities in respect of money market paper	48	19,935	17,751	2,184	12.3
Due to banks	48	186,722	206,600	-19,878	- 9.6
of which securities borrowing and repurchase agreements		*74,918*	*84,853*	*-9,935*	*- 11.7*
Due to customers, savings and investment deposits	48	2,034	2,295	-261	- 11.4
Due to customers, other deposits	48, 53	85,316	114,536	-29,220	- 25.5
of which securities borrowing and repurchase agreements		*29,844*	*63,786*	*-33,942*	*- 53.2*
Bonds and mortgage-backed bonds	42-46, 48, 53	34,877	34,997	-120	- 0.3
Accrued expenses and deferred income		9,237	8,231	1,006	12.2
Other liabilities	53	53,453	54,188	-735	- 1.4
of which replacement value of derivatives	56	*49,502*	*50,650*	*-1,148*	*- 2.3*
Valuation adjustments and provisions	47	1,780	2,999	-1,219	- 40.6
Total liabilities		393,354	441,597	-48,243	- 10.9
Reserve against general banking risks		0	412	-412	- 100.0
Share capital		3,260	3,149	111	3.5
Capital reserves		5,268	4,307	961	22.3
Retained earnings		1,123	1,030	93	9.0
Minority interests in shareholder's equity[1]		1,693	1,079	614	56.9
Consolidated net loss/profit		-996	1,320	-2,316	- 175.5
of which minority interests		*24*	*106*	*-82*	*- 77.4*
Total shareholder's equity	49	10,348	11,297	-949	- 8.4
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	50, 52	**403,702**	**452,894**	**-49,192**	**- 10.9**
Total subordinated liabilities	54	*13,263*	*13,265*	*-2*	*0.0*
Total liabilities due to non-consolidated participations and qualified shareholders		*1,159*	*1,263*	*-104*	*- 8.2*

[1] CHF 1,409 million represents perpetual non-cumulative non voting preferred shares held by Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston.

[2] Reclassification of certain assets from other assets to financial investments amounting to CHF 247 million to be consistent with the current year.

CONSOLIDATED OFF-BALANCE SHEET BUSINESS	Notes page	31.12.98 CHF m	31.12.97 CHF m	Change CHF m	Change %
Contingent liabilities	37, 55	14,398	19,885	-5,487	- 27.6
Irrevocable commitments	37, 55	83,252	62,786	20,466	32.6
Liabilities for calls on shares and other equity	37, 55	1	4	-3	- 75.0
Confirmed credits	37, 55	262	473	-211	- 44.6
Derivative financial instruments	55, 56				
- gross positive replacement value		118,276	90,336	27,940	30.9
- gross negative replacement value		121,209	89,059	32,150	36.1
- contract volume		6,372,754	4,666,289	1,706,465	36.6
Fiduciary transactions	55	8,520	5,856	2,664	45.5

CONSOLIDATED STATEMENT OF CASH FLOWS

	1998			1997		
	Source CHF m	Use CHF m	Net in/outflow CHF m	Source CHF m	Use CHF m	Net in/outflow CHF m
Cash flows from operations			667			3,661
Consolidated net loss/profit (incl. minority interest)		896		1,320		
Valuations adjustments, provisions and losses	1,871			610		
Depreciation and write-downs on non-current assets	371			323		
Extraordinary expenses	96			741		
Provisions for taxes	608			780		
Accrued income and prepaid expenses		993			1,500	
Accrued expenses and deferred income	1,006			1,507		
Income from and investments in participations accounted for using the equity method of consolidation		191			31	
Currency difference		182		25		
Dividend payments		923			114	
Cash flows from capital transactions			1,247			311
Minority interests	656			290		
Share premium	892					
Capital increase by Credit Suisse Group	111					
Release of Reserves against general banking risks		412				
Transfer of subsidiary to Credit Suisse				21		
Cash flows from fixed assets transactions			-833			-644
Non-consolidated participations	41	46		63		
Goodwill	1	597				
Real estate	244	162		196	155	
Other fixed assets	28	532		43	577	
Mortgages on own real estate	190				214	
Total cash flows from operations, capital transactions and fixed assets			1,081			3,328
Interbank business			-16,806			-23,528
Due to banks		19,878			13,240	
Due from banks	3,617				15,425	
Money market papers		2,729			1,445	
Liabilities in respect of money market paper	2,184			6,582		
Customer business			13,324			27,537
Due to customers, savings and investment deposits		261		76		
Due to customers, other deposits		29,410		10,150		
Mortgages		82			1,523	
Due from customers	43,077			18,834		
Capital market business			-120			16,290
Own bonds and mortgage bonds issued by the central mortgage bond institutions and the central issuing offices	3,980	4,100		19,329	3,039	
Other balance sheet items			1,651			-23,113
Financial investments		215			2,684	
Other assets	3,742				15,542	
Other liabilities		619		17,185		
Valuation adjustments and provisions		2,644			1,224	
Securities and precious metal trading portfolio	1,387				20,848	
Total cash flows from banking business			-1,951			-2,814
Liquidity			-870			514
Cash	870				514	